

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A/A

AMENDMENT NO. 1 TO
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Chateau Routon, Inc., a California corporation
_____
(Exact name of issuer as specified in its charter)

California
_____
(State or other jurisdiction of incorporation or organization)

2800 Omo Ranch Road, Fairplay, California 95684
_____
(Address, including zip code, and telephone number, including
area code of issuer's principal executive office)

Robert Routon, 2800 Omo Ranch Road, Fairplay, California 95684, (530) 620-5818
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

0172		56-2398096
(Primary Standard Industrial Classification Code Number)		(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

    (a) the issuer's directors:

Robert Allen Routon	Sheila D. Routon	Robert Anthony Routon
Home:	Home:	Home:
2700 Omo Ranch Road	2700 Omo Ranch Road	4018 Alamo Court
Somerset, CA 95684	Somerset, CA 95684	El Dorado Hills, CA 95762
Business:	Business:	Business:
2800 Omo Ranch Road	2800 Omo Ranch Road	P.O. Box 99203
Fairplay, CA 95684	Fairplay, CA 95684	Stockton, California

    (b) the issuer's officers;

        Robert Allen "Bob" Routon   - President

        Sheila D. Routon   - Secretary

        Robert Anthony "Tony" Routon - Chief Financial Officer

    (c) the issuer's general partners: **Does not apply**

    (d) record owners of 5 percent or more of any class of the issuer's equity securities:

Robert Allen Routon	Sheila D. Routon
2700 Omo Ranch Road	2700 Omo Ranch Road
Somerset, California 95684	Somerset, California 95684

    (e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Robert Allen Routon	Sheila D. Routon
2700 Omo Ranch Road	2700 Omo Ranch Road
Somerset, California 95684	Somerset, California 95684

    (f) promoters of the issuer:

Robert Allen Routon	Sheila D. Routon
2700 Omo Ranch Road	2700 Omo Ranch Road
Somerset, California 95684	Somerset, California 95684

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(g) affiliates of the issuer;

Robert Allen Routon	**Sheila D. Routon**
2700 Omo Ranch Road	**2700 Omo Ranch Road**
Somerset, California 95684	**Somerset, California 95684**

(h) counsel to the issuer with respect to the proposed offering:

B. Paul Husband, Esq., 10 Universal City Plaza, Suite 2000
Universal City, California 91608

(i) each underwriter with respect to the proposed offering: **None**

(j) the underwriter's directors: **Does not apply**

(k) the underwriter's officers: **Does not apply**

(l) the underwriter's general partners: **Does not apply**

(m) counsel to the underwriter **Does not apply**

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **No.**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **Does not apply.**

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. **Does not apply.**

The issuer has not had a net income from operations of the character in which the issuer intends to engage since its inception in July 2003.

ITEM 4. Jurisdictions In Which Securities Are To Be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. **None.**

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(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

California, Nevada and Michigan. The securities will be offered by the issuer without any underwriter, dealer and/or sales person. The securities will be offered to friends, family, acquaintances, and business associates in other businesses of the shareholders of the issuer.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer: **Chateau Routon, Inc.**

(2) the title and amount of securities issued: **500,000 shares of Class B voting common stock**

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof.

$5,000 cash; a call option contract to buy grapes at a 10% discount from the market price from the vineyards of Ascension Farms, a proprietorship of Robert Allen Routon and Sheila Routon in Fairplay, California; a 30 year lease of a 30.16 acre portion of Ascension Farms with an option to renew for 20 years, and the benefit to the issuer of the research done by Mr. and Mrs. Routon concerning soil qualities, preferred soil conditions for growing certain varieties of grape; and other background research and know-how concerning the winemaking business in Northern California's Sierra foothill region.

(4) the names and identities of the persons to whom the securities were issued: **Robert Allen Routon and Sheila Routon.**

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): **None; does not apply.**

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption

The 500,000 shares of Class B voting common stock issued to Robert Allen Routon and Sheila D. Routon, were issued as a private placement pursuant to Section 4(2) of the Securities Act of 1933. Mr. and Mrs. Routon purchased these shares for their own account and not with a view to sell or distribute such shares. No advertising was utilized for this transaction. As the founders and officers of the issuer, Routons were well acquainted with relevant facts concerning the issuer. The issuer is a corporation organized under California law. The issuer is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 immediately before the offering.

The issuer is not an investment company, registered or required to be registered under the Investment Company Act of 1940. No fractional interests in oil and gas, or similar interests in mineral rights have been issued by the issuer, nor does the issuer expect that any such interests will be offered by issuer at any future time.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. **No.**

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those be offered for the period of distribution. **None.**

(2) To stabilize the market for any of the securities to be offered. **None.**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **Does not apply.**

The issuer intends to sell Class A common stock itself without utilizing a broker, underwriter or any third party.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **None. Does not apply.**

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ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. **None. Does not apply.**

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. **Yes. A single Rule 254 publication in the Sacramento Business Journal on December 19, 2003. Approximately 100 letters were mailed to friends and business acquaintances of Routons on or about December 10, 2003 which enclosed the Rule 254 statement along with a cover letter. Copies of said Rule 254 statement and the cover letter are attached hereto as Appendix C. The one publication on December 19, 2003 was an unintentional infraction of Rule 254 since the initial filing of the offering circular with the Securities Exchange Commission on or about December 8, 2003, the Rule 254 publication should have occurred if at all, prior to the filing of an offering circular. No sales or offers have been made as a result of that publication.**

The cover letter mentioned above contains two statements the accuracy of which is subject to question. The first is the statement "We have been devising a plan that will allow us to share our good fortune with our friends and neighbors." This first questionable statement was inaccurate to the extent that the company is newly formed, has not yet achieved a profit, and there cannot be certainty that a profit will ever be achieved. The acquisition of the real property lease in our location, the call option on the adjacent Ascension Farms vineyard and our plans described in this circular may or may not constitute "good fortune" in a factual sense. The second is the statement: "We believe that together we will make this venture successful and that we will celebrate and share our blessings." The second statement does accurately reflect our belief; however, from a current financial viewpoint, we have not yet achieved success, and, as described in this circular, there are numerous risks involved and while we do sincerely believe that we will be successful, success cannot be assured, nor can future celebration and sharing of blessings be assured.

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Chateau Routon, Inc.

Type of securities offered: **Class A non-voting common stock**

Maximum number of securities offered: **500,000 shares**

Minimum number of securities offered: **250,000 shares**

Price per security: **$10.00**

Total proceeds: If maximum sold: **$5 Million**

If minimum sold: **$2.5 Million**

Is a commissioned selling agent selling the securities in this offering? **No.** If yes, what percent is commission of price to public? **Does not apply.**

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person?
[ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?
[X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group,
Such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted?
[ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR

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REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[X] Is in the development stage.

[ ] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):_____

    (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: None; however, qualification by coordination will be sought in the following states:

State	State File No.	Effective Date
California	None as yet	Unknown
Nevada	None as yet	Unknown
Michigan	None as yet	Unknown

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TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 68 pages.

THE COMPANY

1. Exact corporate name: Chateau Routon, Inc.

   State and date of incorporation: California; July 28, 2003

   Street address of principal office: 2800 Omo Ranch Road, Fairplay, CA 95684

   Company Telephone Number: (530) 620-5818

   Fiscal year: 6/30
   (month) (day)

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Robert Allen Routon

Telephone Number (if different from above): Same.

RISK FACTORS

1. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1)   **INVESTMENT IN CLASS A COMMON STOCK OF THE COMPANY INVOLVES A HIGH DEGREE OF RISK BECAUSE WE ARE A NEWLY FORMED COMPANY AND THEREFORE THERE IS NO CORPORATE OPERATING HISTORY UPON WHICH TO EVALUATE OUR POTENTIAL FOR SUCCESS.**

Prior to forming Chateau Routon, Inc., in 2003, we have had no corporate history from which one could evaluate our operating performance or our company's potential for success . Additionally, we face many risks inherent in a start-up business, including difficulties and delays which may be encountered with the commencement of operations, building the proposed building for the production facility, barrel room, retail sales area and office facilities. We also face risks of starting up as a result of unforeseen operational difficulties as well as the potential that we may have underestimated the initial and ongoing costs.

(2)   **THE NEXT BIGGEST RISK TO SUCCESSFUL OPERATION OF CHATEAU ROUTON INC. IS WHETHER OR NOT THE MANAGEMENT CAN SELL WINE.**

The key to financial success of Chateau Routon Inc., is whether or not we can sell the wine we will make. We have not had prior experience selling wine. We believe that we can sell wine, based upon our marketing plan. Our marketing plan is discussed in greater detailed in section 2(b) below, but generally, the marketing plan is based upon wine club sales, sales based on our tasting room, and internet sales. We will have two wine clubs: The Founders Wine Club will be open only to our shareholders. We expect that this wine club will be formed and completed prior to production to our first bottle of wine. We will also focus on a Premium Wine Club which will be opened to the general public and which will be developed in substantial part through our tasting room. We intend to build a beautiful building with attractive landscaping, which will make our tasting room a desirable place for repeated visits by wine connoisseurs. In our building, we will have an art gallery, as well as a tasting room, winemaking facilities, storage and administrative offices. We will offer our site for weddings and conferences, which are expected to augment traffic and sales of wines. We also expect to affiliate with an internet website through which we can sell wine direct to the

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public through the internet. We will make several varieties of wine, but we plan to specialize in the submarket niche of making a California Port wine utilizing Portuguese Port varietal grapes, and other selected varietals.

(3) **THE COMPANIES SUCCESS DEPENDS HEAVILY ON BOB ROUTON. HIS LOSS COULD HARM OUR ABILITY TO COMPLETE THE CONSTRUCTION AND SUCCESSFUL COMMENCEMENT OF OPERATION.**

Robert Routon has a general contractor's license, and will be acting as the general contractor for the company in the construction of our facilities. He will also be the Chief Executive Officer of the company. In the event Mr. Routon were to die or become disabled, it would be very difficult to replace him and the companies success could be jeopardized as a result. Mr. Routon is a cancer-survivor. We do not intend to obtain life insurance on Mr. Routon's life.

(4) **BECAUSE OUR OPERATING MANAGEMENT DOES NOT HAVE PRIOR EXPERIENCE IN OPERATING A WINERY AND MANAGEMENT HOLDS ALL VOTING COMMON STOCK, A RISK FACTOR IS PRESENTED.**

Our founders and operating management, Robert Allen Routon and Sheila Routon have not had experience operating a winery prior to the present venture. Although, the Routons have successfully operated other businesses, and have consulted and will continue to consult with others with winery operation experience, neither Mr. Routon nor Mrs. Routon has previously operated a winery. We have contracted with Ms. Shelley Lovejoy, a vineyard manager with experience. We have consulted with professors at University of California at Davis concerning selection of grape varietals well suited for the soil, elevation and climate of our vineyard. We have consulted with Mr. Robert Harr, formerly a senior maintenance technician with Mondavi Woodbridge concerning equipment needed for our operations. We have contracted with an experienced winemaker, James L. Olsen of Olsen Wine Consulting, Alamo, California, to assist us in making our first menu of wines for sale to the public in fall of 2004, and on an ongoing basis. Mr. Olsen has decades of experience making wine in California, including experience making port-style wines.

Additionally, the Class A common stock offered for sale is non-voting stock. The Class B voting common stock is all held by Mr. and Mrs. Routon and/or their family members. Therefore, Robert A. Routon and Sheila Routon will have complete management control of the business, despite their lack of prior of operating experience of a winery.

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(5) THE POSSIBILITY OF INSUFFICIENT CAPITAL IS AN ADDITIONAL RISK.

Our company proposes to build a winery, purchase grapes, make and sell wine, and acquire additional land to develop as vineyard acreage, which would belong to the company with the proceeds of this offering. If only the minimum subscription is achieved, or in the event that unforeseen circumstances require more cash than presently is anticipated, a shortage of available capital could endanger the success of the venture. The ability of the company to obtain additional cash by borrowing during this start up stage is uncertain. The commencement of operation of a winery requires significant capital. Therefore, there is a risk that there will not be sufficient capital generated by this offering to successfully commence and operate company's business.

(6) THE MARKET FOR CALIFORNIA WINE HAS RECENTLY EXPERIENCED A DOWNTURN AND MARKET CONDITIONS FOR THE CALIFORNIA WINE INDUSTRY POSE A SIGNIFICANT RISK FOR THE COMPANY.

The number of wineries in California and the amount of acreage devoted to the production of wine grapes has grown substantially over the past twenty years. Production capacity for wine grapes in California has greatly increased. There has been a downturn in the market for California wine during 2002 and 2003. This downturn has caused some California wineries to fail. These market conditions includes risks from foreign competition as well as overproduction. The company believes that its plans will succeed notwithstanding the downturn in the California market. Nonetheless, in the event of the continuation of the present trends, and/or substantial additional downturns in the California market for wine, the success of the company could be imperiled.

(7) PESTS AND FUNGAL DISEASE PRESENT RISKS.

Damage to the vineyard from insects or fungal diseases present a risk to the operation to Chateau Routon. The insect pests of which we are presently aware include Mealy bugs, Leafhoppers, Omnivorous Leafrollers, Spider Mites, Western Flower Thrips, Western Grapeleaf Skeletonizers and Phylloxera. The fungal diseases which present a risk to a vineyard in the Fairplay viticultural area include powdery mildew, bunch rot, eutypa dieback, armillaria root rot, black measles, and phomopsis.

Birds and deer can also damage grape crops and are therefore considered pests and risks to Chateau Routon.

(8) DROUGHT OR FROST RISKS.

The possibility of a drought is a risk of agricultural enterprises in California. In a study of rainfall in our area, which we have reviewed, for the period 1987 to 1996, the annual rainfall ranged from a low of 19.97 inches in 1990 to a high of

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69.42 inches in 1996. For this same ten year period from 1987 thru 1996, in six years, there were no days with the temperature under 32 degrees Farenheit between April 1, and October 31, that is, the growing season. During three of the years, there were two days during the growing season with temperatures below freezing, and during one of the ten years, there were three days during the growing season with a temperature below freezing. The occurrence of either a drought or frost could damage grape growing operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

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BUSINESS AND PROPERTIES

1. **With respect to the business of the Company and its properties:**

    (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

    Chateau Routon Inc., will make high quality wines, including Zinfandel, Pinot Noir, Barbera, Chardonnay and California Port wines using Portuguese Port varietal grapes. For the Zinfandel, Pinot Noir and Chardonnay, Chateau Routon will seek to purchase grapes from near by vineyards in the Fairplay viticultural area, and/or high quality bulk wine from other California sources. The Barbera grapes and Portuguese Port varietal grapes will be grown on the Ascension Farms Vineyard (owned personally by Robert Allen Routon and Sheila D. Routon), which is adjacent to the land which will be leased by Chateau Routon, and also on 10 of the 30 acres which are being leased by the Company.

    The price ranges are expected to be from $12.00 to $45.00 per bottle based upon the variety of wine.

    Chateau Routon will construct a building which will include wine making facilities, storage facilities, a tasting room, an art gallery and administrative offices. This building will be an energy efficient building. Highly significant to our plan is the fact that design of the building will be aesthetically appealing and ecologically responsible. It is our plan that the building will also have patios, a pond, walkways and attractive landscaping. Our location is near the entry into the Fairplay viticultural area, when entering from Mt. Aukum Road. Its setting is picturesque. It is situated on Omo Ranch Road, which is the main road coming into the Fairplay viticultural area. It is our plan to make the winery site, building and surrounding areas appealing to wine connoisseurs. The beautiful scenery of the winery and surrounding area as well as the facility, which will be available for weddings and/or other business or social functions, are planned to attract the wine connoisseurs for repeated business, and to engender in visitors a desire to bring friends when subsequent visits are made.

    The Zinfandel, Pinot Noir, Barbera and Chardonnay wines take much less time to bring to maturity and a marketable stage than the California Port wines. Additionally, we plan to purchase high quality bulk wine from California sources and to bottle our Zinfandel, Pinot Noir, Barbera and Chardonnay wines in early years of our operation until our own vineyard and the Ascension Farms Vineyard are producing a sufficient volume of grapes for our use in making these wines. Accordingly, the Zinfandel, Pinot Noir, Barbera and Chardonnay will be offered first.

    One of the key elements of our plan is to make a California Port wine using Portuguese Port varietal grapes as well as other varietals. Port wine is a

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fortified wine, most commonly made by adding alcohol to the fermentation process. The alcohol content of Port is about 20%, compared to about 14% for regular wine. Portuguese Port wines are made using specific varieties of grapes, including Tinta Cao, Souzao, Touriga and Tinta Madeira. In California, port-style wines are also made with varieties of grapes other than the Portuguese varieties, such as Zinfandel grapes, or Petite Syrah grapes. Presently only the Ficklin Vineyard of Madera, California is a well-established vintner of California Port wine using the Portuguese Port varieties of grapes mentioned above, although, some wineries in the Napa Valley have started growing Portuguese varieties of grapes for use in port-style wines. Importation of Port wines from Portugal has increased substantially in the past 10 years, and interest in California port-style wine has also been increasing. Bob Routon noticed that the prices paid for Portuguese varieties of grapes were higher than prices paid for wine grapes generally. The market for port-style wines consists predominantly of an older demographic. The population of the United States is getting older, and the "Baby Boom" generation is moving into the age range which is considered the prime market for port wines. We believe that there is a favorable niche market for Chateau Routon in making California Port wine using Portuguese Port varietal grapes. The Omo Ranch Road location of Routon's vineyard has soil suitable to grow these Portuguese varietals. Routon's existing 16 acre vineyard presently includes 5005 vines of Barbera, 1,300 vines of Tinta Cao, 776 vines of Souzao and 775 vines of Touriga. Tinta Cao, Souzao and Touriga are Portuguese Port varietal grapes. As a general rule of thumb, there are approximately 750 vines per acre. Additionally, we expect less competition from other wineries in the port-style wines than in other wines. The Ascension Farms Vineyard is already among the largest growers of Portuguese port varietal grapes in the Fairplay viticultural area.

In connection with the construction of the Winery, a "rule of thumb" which has been related to Chateau Routon management in the course of our research is that construction cost is approximately $125,000 dollars per one thousand cases of wine to be produced per year. This figure would include both the construction cost, and also the equipment cost. We expect that in our case, the construction and equipment cost will be somewhat more than this $125,000 dollars per thousand cases of wine since we are focusing on making our main building and its surroundings to be as visually appealing to the romantic sensibilities of the wine connoisseurs as possible. We plan on a final volume of fifteen thousand cases of wine per year. Therefore, our anticipated cost will be in excess of $1.875 million dollars for building and equipment. The architect's cost estimate for construction cost of the building is approximately $1.5 million, not including contractor's fees.

The equipment to be acquired will include:

> (1) Barrels - $250.00 to $600.00 each, depending on whether we purchase American or French barrels, or a combination of the two;

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(2)   tanks and punchdown tanks;

(3)   a receiving station;

(4)   a stemmer crusher;

(5)   pumps;

(6)   a press;

(7)   steam cleaners;

(8)   a forklift;

(9)   barrel racks;

(10)   filters;

(11)   ladders;

(12)   air conditioner (propane) for case goods and storage;

(13)   air compressor;

(14)   chiller/heater.

We have a consulting relationship with Robert Harr, who has decades of experience with wine-making equipment. We anticipate that some or all of the equipment we acquire will be used equipment, selected with assistance from Robert Harr.

In the Fairplay viticultural area, there are eleven wineries. They are all housed in wood and/or metal framed buildings. A few are newer construction, but most are of older construction. The other wineries in the Fairplay viticultural area make very good wines. However, none of the other vineyards in the Fairplay area offer the type of landscaping and visitor facilities which we plan to implement.

In the Shenandoah Valley, which is five miles away, there are fifteen wineries. The only winery in the Shenandoah Valley which we feel is comparable to what we plan to do is Toscano. Toscano is a new winery with very appealing buildings and grounds. Toscano has a pond, patio, flowers and a very well appointed tasting room. Toscano is a winery to which people are drawn, and to which it appears that customers return and bring their friends.

We believe that there is a good opportunity in the Fairplay viticultural area, our area, for a winery which features a building and grounds of the type which we plan. We believe that we have the ideal location of such a winery. We are located on Omo Ranch Road, which is the main road at the beginning of the

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Fairplay area. In the Fairplay viticultural area, the wineries appear to be doing well in business; although since all of the wineries in the Fairplay viticultural area are privately held, it is not possible to determine their financial success with any certainty.

The purpose of our business is primarily to sell the wine that we will make. We also expect to earn income from the use of our facilities for weddings, receptions and social events. We also expect to earn income from sales of lithographs and posters of paintings which we will commission and use as a basis for the labels of our wines. Our building will also have an art gallery. We expect to make income from commissions on sales of paintings displayed in our gallery. The art gallery is expected to benefit our overall operation in two ways: (1) income from commissions and sales; and (2) it will make our tasting room a more desirable location to draw customers initially and on a repeated basis, and thereby increase wine sales.

(b) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The wineries of the Fairplay viticultural are, because of the quality of grapes that are grown in this area, generally doing well in today's market. The quality of the grapes grown in the Fairplay viticultural area is becoming recognized in the California viticultural community. For example, even though the Mondavi Winery has its own vineyard in the Napa Valley, it buys grapes from a number of our neighbors for use in making their premium

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wines. The Fairplay area has been officially designated as a viticultural region.

As discussed above, we expect to compete successfully by having an aesthetically pleasing tasting room and grounds. Our location is favorable, both from the standpoint of soil, climate and altitude, but also from the standpoint of being on the main road into the Fairplay viticultural area, near the entryway from Mt. Aukum Road. We expect to sell almost exclusively to end users (i.e., retail) through our wine clubs and the internet. We expect the prices received by the winery will be better using these methods than by selling through distributors. We expect to carve out a successful niche in port-style wines.

We feel that we will be able to compete effectively because of our marketing plan which includes:

(1) A distinctive building and grounds - it is an old world design aimed at romantic appeal. It is designed to accommodate weddings, corporate meetings and the general public. There will be ponds, patios, walkways, areas for viewing historical artifacts such as Indian grinding stones. There is a creek which runs through the property. There are oak trees, and granite outcroppings. The building is just off of the main road and at the beginning of the row of wineries in Fairplay.

(2) Our stockholders will be the basis of the Founders Wine Club. Our investigation revealed that none of the other wineries in the Fairplay region started with immediate support by means of having a wine club. To small high quality vineyards, a wine club is an extremely important source of sales. By having a Founders Wine Club composed of our shareholders, we will begin with a dedicated wine club, which will include many friends and relatives. They will be motivated wine connoisseurs. There will be many of our shareholders who will want to participate in the activities of the winery and promotion of our product. We expect to have an established wine club in place before our first bottle of wine is corked. While membership in the Founders Wine Club will be limited to our shareholders, we will also form a second Premium Wine Club in which membership will be available to the general public. These two wine clubs are expected to be the source of significant sales.

(3) Internet sales. We will contract with an established internet wine sales organization. By contracting with a established internet wine sales organization, we will be able to sell to the public on a retail basis, and pay only a commission and fees, which will result in much greater income to the Company than sales to a distributor on a wholesale basis.

We are located within forty-five minutes of the fastest growing area in the State of California. This area is east and slightly north of Sacramento. It

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consists, in substantial part of professional people buying custom homes. It is also the area of some of the largest upscale retirement communities in the state such as the Sun City development. We believe that the professionals buying custom homes and the residents of the upscale retirement communities will include a high percentage of wine drinkers. We believe that these demographics and this type of development are similar to what took place in the Napa Valley twenty years ago.

The company will become a part of California's 13.4 billion dollar wine industry. As of 2001, California had 847 wineries with fixed places of business in California, 17 of which were situated in El Dorado county, where the company will also be located.

Although in the past two years there have been depressed market conditions in California's wine industry, according to the California Wine Institute, in the decade prior to 2002, the California wine industry has been characterized by steady growth. For example, California winery table wine revenues increased from approximately $2.5 billion in 1991 to approximately $6.4 billion in 2001. The California Wine Institute reports that an analysis of wine consumption shows that despite a slower economy and the strength of the U. S. dollar, total California wine sales volume to market rose 1% from the prior year to 450 million gallons in 2001. When this figure is compared to the 375 million gallons shipped in 1991 as well as the fact that total wine sales in the United States have increased from 10.9 billion dollars 1991 to 19.8 billion in 2001, a steady increase in consumer demand is demonstrated. Demands for California wine abroad, increased 3% in 2001 over the year 2000. 96% of the total amount of wine exported by the United States comes from California.

These facts are discussed in greater detailed in printouts from the website of the Wine Institute which is attached to this offering circular as Appendix A-1. The website address is: http://www.wineinstitute.org/communications/statistics/sales_01.htm,

International competition for California wines is the focus of a February 2, 2003 Los Angeles Times Report, a copy of which is found at Appendix A-2. We believe that Chateau Routon is not especially vulnerable to foreign competition because we focus on premium wines, particularly California Ports, and also because we will focus primarily on wine-club and tasting room retail sales, rather than on export.

Acreage statistics compiled by the California Agricultural Statistics Service (CASS) also indicate an expansion of the wine market in California and around the world. California's 2001 grape acreage is approximately 951 thousand acres. *See* Appendix A-3 *California Agricultural Statistic Service, California Grape Acreage Report, June 2001.* This is a significant increase

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from 1996 when the total acreage for the United States in grape production was 764 thousand acres. *See* Appendix A-1.

Furthermore, specialized markets have also risen in acreage. The Ascension Farms Vineyard has an existing contract to buy its Barbera and Portuguese Port type grapes, although beginning in 2004, we will opt out of this contract in order to have the Ascension Farms Vineyard crop available for Chateau Routon, subject to the Company's call option. Nevertheless, general acreage trends for the major types of wine grapes, with the exception of the Barignane and Grenache, have been upward bound. Barbera grape acreage has seen steady growth over the past ten years from 9,770 acres in 1992 to 10,259 acres in 2001. The peak of Barbera acreage was in 1999 at 11,595 acres. *See* Appendix A-3. Additionally, acreage for all red wine accounted for 239,451 acres in 2001, an increase of more than 100,000 acres since 1992. In El Dorado county, there is relatively little competition as the CASS shows that the total acres planted in El Dorado county for Barbera grapes was only 31 acres out of the total 887 acres planted for all red wines in that county. See Appendix A-3.

Finally, the Final Grape Crush Report, re-issued by CASS in 2002, also indicates that the wine market remains strong despite negative market factors. *See* Appendix A-4, California Agricultural Statistics Service, *Final Grape Crush Report 2001 Crop,* September 2002. The report shows that for 2001, the total tonnage of Barbera grapes from District 10 (which includes El Dorado County) was 378.9 tons out of the total 108,095.9 tons produced statewide. *See* Appendix A-4. Although, tonnage of red wine grapes was down six percent from 2000, the average price for the 2001 crop was up eight percent from 2000 to $680/ton. *See* Appendix A-4. This price further indicates a rise in price from below $400/ton in 1990 to almost $700/ton. More specifically, the weighted average price of Barbera grapes originating form District 10 was $1,204.86. This figure indicates weighted average base prices paid to growers for grapes crushed and delivered to California processor from the crop year using the "Brix" adjustment factors. The prices shown compares favorably on some districts but not to others, with the highest price indicated for Barbera in California being District 3 (Sonoma and Marin Counties) at $1,996.61/ton.

The statistics in Appendices A-1 to A-4, inclusive, reveal that the demand for wine is robust both domestically and internationally. Major risk factors associated with the wine industry include, among other more general risks of business and capital formation, the strong dollar and increased overseas competition. Nonetheless, with the market indicating historically strong demand and increased production as well as rising prices, we are optimistic concerning our entry into this industry.

(c) **Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market.**

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Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

In the planning of Chateau Routon Inc., we have studied, and developed a definite game plan.

(1)   We chose the property carefully. We spent nearly five years researching soils, climate, grape quality, elevation, rainfall, water availability, and chose our present location based on our study and these criteria.

(2)   We have met with the growers in this area, and have received a great deal of valuable information from the leaders in our grape growing agricultural community.

(3)   We have researched various types of buildings, have obtained architectural plans for a functional yet attractive design, which we believe will give us the best structure for successful wine making, and in addition give us a very aesthetically pleasing building.

(4)   We will also offer our site and facility for events such as weddings, reunions and similar meetings. The event hosting aspect is anticipated to interact with the wine sales business, since people attending the events will not only drink our wine while at the event at our site but are anticipated to be purchasers of our wines as well.

(5)   We have chosen to plant grape varietals, including Barbera, Tinta Cao, Souzao and Touriga which are not only well-suited to our soil and climate, but which bring higher prices than average wine grapes. Plus, Tinta Cao, Souzao and Touriga are Portuguese Port varietals. We believe that this is a profitable niche which we can fill by making high quality California Port wines using the Portuguese Port varietal grapes.

(6)   We have chosen to finance the construction of the building by a stock offering rather than by debt. We believe that this gives us the best opportunity for success because our stockholders will also be members of our Founders Wine Club, and also have an interest in promoting the wines that we make. Additionally, equity financing, unlike debt does not involve the running of compound interest against us.

(7)   At present, Robert Routon and Sheila Routon's Ascension Farms Vineyard consists of 10.6 acres of their 85 acre ranch in Fairplay, California

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with approximately 6.7 acres in Barbera grapes, approximately 1.7 acres in Tinta Cao grapes, approximately 1 acre in Souzao grapes, and approximately 1 acre in Touriga grapes.

(8)   Routons have entered into a written agreement with the Company, whereby the Company will have a "call option", that is, the right to purchase all of the grapes harvested from Routons' Ascension Farms Vineyard at a price 10% below the going rate for the type of grapes purchased, in accordance with the California Department of Food Agriculture published statistics for Fairplay, California, for that year, subject to payment by the company of expenses and labor of growing and harvesting the crop. In this way, the Company will have access to grapes which it needs to make wine at a price 10% below the going rate, with respect to grapes grown on the Ascension Farms Vineyard.

(9)   We will be constructing the facilities for wine making, storage, administrative offices and tasting room on land which is leased by the company from Routons pursuant to a 30 year lease with an option for an additional 20 years. The plans call for the construction of an attractive building which will be well appointed with landscaping and patios. This planned development is expected to result in both an attractive location for visitors to the tasting room and an efficiently functional winemaking plant.

(10)   We are located in Fairplay, California which is located in El Dorado County, east of Sacramento, California in the foothills of the Sierra Nevada mountain range. The Fairplay region in California has recently been designated as a viticultural area, that is, a designated area for wine production. The altitude and climate of the Fairplay region are conducive to producing high quality grapes. The average price of grapes grown in this region when sold for wine making is higher than the average price for wine grapes grown in California general.

(11)   The Fairplay, California area also offers lovely scenery. It is within reasonable driving distance of Sacramento, California and its rapidly expanding suburbs, as well as being within a few hours drive of Lake Tahoe and Reno, Nevada. The company's plan includes development of its tasting room, and attracting tourists and other visitors to the tasting room by signage and radio advertisement.

(12)   We will also offer the use of its grounds and facilities, which are very picturesque, for events such as weddings, reunions, and corporate retreats. An additional attraction to the company's site is the existence of a Ascension Arabians, a high quality purebred Arabian horse breeding farm owned and operated by Robert and Sheila Routon. One of the possibilities in wedding planning at Chateau Routon would include weddings involving a horse drawn carriage.

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(13) The growing of grapes, selling of the grape crop and bottling of our first wine are intended to commence in 2004.

(14) We believe that California Port wines, using Portuguese varieties of grapes is a niche which can be favorably and profitability developed by Chateau Routon, Inc. The Ascension Farms Vineyard already grows Portuguese varieties of grapes.

(15) Wine making by the company will commence in 2004, prior to the completion of the company's facilities construction program.

(d)Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The products to be offered by Chateau Routon will be various types of wine, including California Port wine. Initially, we anticipate making wines with either grapes grown by others, and/or, in some instances, bulk wines purchased from other California sources, and bottled by the company. There are no present existing supply contracts.

We have entered into an agreement with Jim Olsen, an experienced winemaker, to perform consulting services for us as an independent contractor. Mr. Olsen has identified suitable high quality bulk wine, produced in the Sierra Nevada foothills and elsewhere in California, to enable us to bottle and sell wine in 2004, and we have purchased high quality bulk wines, including 2002 Zinfandel from Lodi, California, in a quantity sufficient to make 550 cases; 2002 Zinfandel from Amador County, California in a quantity sufficient to make 700 cases; 2002 Syrah from California in a quantity sufficient to make 670 cases; 2002 "Sierratage" a blend of grapes produced in California's Sierra Nevada foothills in a quantity sufficient to make 600 cases; California Ruby Port in a quantity sufficient to make 250 cases; 860 gallons of California Port which we do not expect to bottle for 1 ½ years, and then we expect to bottle only a portion of it at that time. Additionally, we have instructed Jim Olsen, our winemaster, to identify additional high quality bulk wine, specifically including California Chardonnay and California Sauvignon Blanc to be bottled in 2004.

We have entered into an agreement with Jessie's Grove Winery, a bonded winery in Lodi, California to host our winery in an Alternating Premises

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Agreement. The Alternating Premises Agreement will enable us to operate a tasting room prior to completing construction of our building at the existing guesthouse on the Ascension Farms property, adjacent to our leased property, or elsewhere in the State of California. We have discussed and presently expect to enter a Custom Winemaking Agreement with Jessie's Grove Winery to utilize their facilities to make our wine until our own winemaking facilities are completed.

We have made arrangements for the bottling of our wine in 2004 to be performed at McNab Ridge Winery in Ukiah, California.

The services that we offer will be chiefly offering our facilities for weddings and various types of receptions. We will have the grounds and facilities for weddings and receptions, and expect to attract this business as a result of advertising and personal contacts with wedding planners. We have entered into an agreement with Linda Sordi of Vines, Vows and Beyond, Sacramento, California, an independent contractor wedding consultant to coordinate weddings at our location.

(e) **State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.**

As of 3/29/2004, none

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Does not apply.

(f) **State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

At the present time, the only employees in the corporation are Robert Allen Routon, Chief Executive Officer, Sheila Routon, Corporate Secretary and Robert Anthony Routon, Chief Financial Officer. At the present time, we have independent contracting relationships with a vineyard manager, Ms.

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Shelley Lovejoy of Lovejoy Consulting Service; winemaster, Jim Olsen; Robert Harr, winemaking equipment consultant; and Linda Sordi, Wedding coordinator.

We anticipate contracting with outside third-party services to have the grape crop harvested from Ascension Farms Vineyard, pursuant to our "call option" contract with Ascension Farms Vineyards.

At the present time, none of our employees are members of any union. There have been no strikes, nor any threat to strike.

Robert Allen Routon ("Bob Routon"), Robert Anthony Routon ("Tony Routon") and Sheila Routon have been serving as officers, without pay, at this time. However, Robert Routon will be compensated by the corporation for his services as a general contractor of the winery facility to be built. As a contractor's fee, Robert Routon would receive an amount equal to fifteen percent (15%) of the cost of the materials and construction, as is customary in the construction industry. Prior to the end of 2004, it is anticipated that Chateau Routon, Inc. will enter into employment contracts with Bob Routon, Tony Routon and Sheila Routon for their work, labor and services as Chief Executive Officer, Chief Financial Officer and Secretary, respectively. It is anticipated that the salary for Bob Routon as Chief Executive Officer will be $75,000 per year, the salary for Sheila Routon as Secretary of the corporation will be $50,000 per year and the salary for Tony Routon as Chief Financial Officer will be $25,000 per year.

(g) **Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.**

See Appendix B for a map of the property leased by the Company, the amount of the lease payment annually will be $2,500 per year, plus payment of taxes and assessments, if any. The lease was entered effective as of November 1, 2003 and will expire on October 31, 2033. The lease may be renewed for one additional 20 year term, pursuant to its existing provisions.

We do intend to acquire additional land in the Fairplay viticultural district, close to the Ascension Farms Vineyards, subject to the available funds raised pursuant to this offering, and the land price believed to be favorable by our management.

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(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Presently, we do not intend to rely upon patents and/or copyrights in connection with the primary business of the Company. Trade secrets have not as yet been developed, and it is uncertain whether or not trade secrets will be key to the success of the Company. There are no confidentially agreements and/or covenants not to compete in place. There are no current confidentiality agreements or covenants not to compete.

We have applied for Lanham Act trademark protection for our trademark "Chateau Routon" for designation of our wine. We have received an opinion from trademark counsel following a trademark availability search that the mark "Chateau Routon" to designate wine is available for adoption, use and registration. We caused an "intent-to-use" application to be filed with the United States Patent and Trademark Office in September 2003. Our application has been designated Application Serial Number 76/542,154. We have been advised by trademark counsel that we can expect the Patent and Trademark Office to take action on our application in or about March 2004.

We have commissioned paintings on a work for hire basis which we will use as a basis for our wine bottle labels and also for posters and lithographs which we intend to sell at our tasting room. It is not certain at this point whether any significant revenue will result from sales of the posters or lithographs, but we expect the aesthetically pleasing labels and availability of posters and/or lithographs at our tasting room will enhance customer loyalty, repeat business for wine sales and serve as favorable advertising for the Company.

No amounts have been charged to the Company for research and development during the last fiscal year. The expenses of research and development concerning the pre-incorporation planning activity of the Company have been borne by Robert Routon and Sheila Routon, who own the Class B common stock of the Company.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

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1. El Dorado County Planning Commission.

   The El Dorado County Planning Commission issues building permits for construction in El Dorado County. It will be asked to approve the plans for the construction of the building, and issue a building permit.

2. California Department of Fish & Game.

   The California Department of Fish & Game has the authority to regulate run-off water from the vineyards, and also to regulate game, including deer, which are potentially a pest to the vineyard.

3. California Environmental Protection Agency.

   The California Environmental Protection Agency may regulate the waste products of the wine making process, such as grape skins. The California Environmental Protection Agency may also have authority to regulate pesticides and/or fertilizer used in the vineyards.

4. California Department of Pesticide Regulation.

   As its name implies, this agency has the authority to regulate the use of pesticides. Their authority overlaps with the California Environmental Protection Agency, the California Department of Toxic Substance Control and also the United States Environmental Protection Agency.

5. California Department of Toxic Substance Control.

   The California Department of Toxic Substance Control has authority to regulate toxic substances, including pesticides which may be used on the vineyard.

6. California State Water Resources Control Board.

   The California State Water Resources Control Board can regulate water run-off from the vineyards, and can also set other regulations on water use, and the use of water which would have an effect on the watertable in California.

7. Central Valley Regional Water Quality Control Board.

   This Central Valley Regional Water Quality Control Board overlaps in regulatory authority with the State Water Resources Control Board. It may also regulate run-off and water usage which may effect the watertable. Since Chateau Routon is located in the Sierra foothills at approximately 2,200 feet of elevation, it is anticipated that regulations concerning water use which would affect the watertable which may be imposed on farmers in the Sacramento and/or San Joaquin Valleys may not be imposed on Chateau Routon due to its elevation.

8. United States Environmental Protection Agency.

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Generally, the United States Environmental Protection Agency has regulatory authority with respect to water, air and soil. Specifically, the areas in which the United States Environmental Protection Agency may regulate the company would be in the areas of run-off, nature of pesticides used, and disposal of by-products, such as grape skins.

9. Bureau of Alcohol, Tobacco & Firearms.

The Bureau of Alcohol, Tobacco & Firearms issues licenses which will be needed by the company with respect to both the manufacture of wines, manufacture of spirits and the ability to sell products containing alcohol from the tasting room, to wine clubs and via the internet. At the outset, our wine will be acquired in bulk lots, mixed and bottled pursuant to the license with the Bureau of Alcohol, Tobacco & Firearms held by Winemaster Jim Olsen. We have applied for all necessary liquor licenses with the Bureau of Alcohol, Tobacco & Firearms. The applications are now pending.

10. California Department of Alcoholic Beverage Control

The California Department of Alcoholic Beverage Control issues licenses for the manufacture and sale of alcoholic beverages in California. We are presently applying for the necessary licenses.

State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

None.

(j) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

The company was incorporated on July 28, 2003.

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

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EVENT OR MILESTONE	EXPECTED MANNER OF ACHIEVEMENT	DATE OR NUMBER OF MONTHS FROM RECEIPT OF PROCEEDS OF OFFERING WHEN MILESTONE SHOULD BE ACCOMPLISHED
(1) Acquiring bulk wines to be bottled in 2004	We have accomplished this milestone. We have purchased the bulk wine and are making plans for bottling it. Winemaster Jim Olsen identified and selected high quality California bulk wines suitable for our purposes.	Done
(2) Bottling wine for 2004	In order to accomplish this, after purchasing the bulk wines identified by Winemaster Jim Olsen as described in the prior milestone, we will make arrangements with another existing winery, assisted by Mr. Olsen in this regard, to rent facilities for the bottling of wine. We are discussing such an arrangement with McNab Ridge Winery, Ukiah, California. We expect to enter a Custom Winemaking Agreement within the next two weeks. We expect to bottle certain varieties, to be selected by Mr. Olsen.	April 2004
(3) Obtaining liquor licenses	We have applied for permits with the Department of Alcoholic Beverage Control of the State of California, as well as with the Bureau of Alcohol, Tobacco & Firearms, to enable us to make wine, make port-style wine, to sell our wines at our tasting room, and to our wine club members. We have already entered an Alternating Premises Agreement with Jessie's Grove Winery, Lodi California. The existence of the Alternating Premises Agreement will facilitate our obtaining necessary licensing.	June 2004
(4) Preparation of Founders Wine Club selections for 2004	We expect to be preparing 400-500 cases of special wine to make available for sale to our Founders Club members. This wine will need to be stored for 4-5 months following bottling, before it should be ready for our Founders club.	September 2004

(5) Hiring a wedding coordinator.	Our business plan includes the rental of our site and facilities for weddings, receptions and conferences. We have identified and retained a wedding coordinator.	Done
(6) Development of vineyard on our leased land	We have leased a total of 30 acres. Of these 30 acres, it is anticipated that 10 acres will be developed as a vineyard. Vines have been ordered and planting is anticipated to be completed by late summer 2004.	September 2004.
(7) Completion of building	We need to obtain a building permit and complete construction of the building which will be our wine making facility, administrative offices, and tasting room.	Six months from receipt of proceeds of offering.
(8) Commencement of winemaking in our own facility	We need to make wine in our own facility. Since completion of the building is anticipated six months from receipt of the proceeds of this offering. We expect commencement of winemaking in our own facility upon completion of our building.	Eight to ten months from receipt of proceeds.
(9) Maturation of vineyards	Vineyards take time to become fully productive. Approximately 3 to 5 years in generally necessary for a newly planted vineyard to become fully productive. The company has a call option on the grapes produced by the Ascension Farms Vineyard, which will be in its fifth year of production in 2004. Our own production from the 10 acres which we intend to develop as a vineyard will become mature and fully productive approximately 3 to 5 years from its planting.	2007 - 2009

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Delays in purchasing high quality bulk wine, bottling it and having it available for sale would push back the commencement of earning income for us. We do not anticipate any significant delays in this regard.

Delays in obtaining our licenses should not be a material factor since we have arranged an agreement with our winemaster who is licensed with all necessary agencies in connection with the bulk purchase, bottling and sale of alcoholic beverages of the type to be produced and sold. Additionally, since we have entered an Alternating Premises Agreement with Jessie's Grove Winery, we will be able to utilize the existing guest house on Ascension Farms, adjacent to our property as a tasting room, prior to construction of our own building.

Delays in construction of the building would result in increased costs from our having to rent winemaking facilities from third parties instead of using our own. If construction were delayed, we would compensate for the lack of a tasting room by using an existing guesthouse facility located on Ascension Farms adjacent to the land leased by us, as an interim tasting room. In the event that this offering of Class A non-voting stock does not close, and proceeds from it are not received, construction of the building and winemaking at our own facility will be delayed. If this were to occur, we would seek a construction loan to fund construction of the building. Additionally, we would then be more dependent on loans from Robert Allen Routon and Sheila Routon from the $250,000 portion of their personal line of credit which they have agreed to make available to Chateau Routon, Inc. While we can continue to make our wine at a third party facility and utilize the guest house on the adjacent Ascension Farms property as a tasting room, a delay in having our own building for winemaking as well as a tasting room will cause expenses to increase, due to the costs of renting winemaking facilities and also the trucking charges for moving our wine from where it is made and bottled to our facility. Interest costs will also be increased due to reliance upon loans to meet these additional expenses.

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OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. **What were net, after-tax earnings for the last fiscal year?** Does not apply - we are still in our first fiscal year.

   (If losses, show in parentheses.)

6. **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.** Does not apply.

7. (a) **What is the net tangible book value of the Company? (If deficit, show in parentheses.) For this purpose, <u>net tangible book</u> value means <u>total assets</u> (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus <u>total liabilities</u>.**

   ($10,937) - - ($0.02) per share computed solely with regard to the 500,000 shares of Class B voting common stock.

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The Company has numerous assets which are not reflected on its net tangible book value, including:

   > (1)   30 year lease (with a 20 year extension option) of 30 acres at 2800 Omo Ranch Road, Fairplay, California location;

   > (2)   Excellent soil quality, altitude and rainfall for winemaking at the 2800 Omo Ranch Road, Fairplay, California location;

   > (3)   A call option contract on the entire grape crop from the Ascension Farms Vineyard of approximately 16 acres at a price 10% below the market price as published by the California State Department of Agriculture. The Ascension Farms Vineyard is located at 2700 Omo Ranch Road, Somerset, California, also in the Fairplay viticultural area, and therefore has the same soil type, elevation and rainfall as the vineyard's leasehold land;

   > (4)   A plan to exploit the growing market for Port wine, with the Company's call option on the Ascension Farms Vineyard, which is one of the largest growers of Portuguese varietal grapes in the Fairplay viticulture area;

H:\Clients\Routon\Reg A Offering Stmt-Rev11
April 1, 2004 (1:39pm)

(5)   A plan for two wine clubs, a Founders Wine Club for shareholders and a Premium Wine Club to be developed through the tasting room; and

(6)   An excellent location to attract tasting room traffic.

(7)   Availability of guest house on the adjacent Ascension Farm for use as a tasting room until our building is completed. Additionally, this guest house will be available to us even after the completion of our building for use in connection with weddings and other functions to be held at our winery.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

We issued 500,000 of our Class B voting common stock on November 24, 2003 to Robert Allen Routon and Sheila D. Routon for $5,000 in cash and other consideration including a call-option on the grapes grown at Routon's Ascension Farms Vineyard which enables us to buy grapes from a Fairplay Viticultural area source at a discount of 10% from the average price for the region's grapes as quoted by California Department of Agriculture, entering into a thirty year lease with an option for a twenty year extension on land owned by Mr. and Mrs. Routon, and the research and know-how acquired by Mr. and Mrs. Routon concerning winemaking prior to the incorporation of Chateau Routon, Inc.

8.   (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 50%

If the minimum is sold: 33.3%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $10,000,000

If the minimum is sold: $7,500,000

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* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: <u>   0   </u>. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $<u>   0   </u>.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

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USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	If Maximum Sold Amount
Total Proceeds	$ 2,500,000	$ 5,000,000
Less: Offering Expenses		
Commissions & Finders Fees	0	0
Legal & Accounting	$ 67,000	$ 67,000
Copying & Advertising	$ 25,000	$ 25,000
Escrow	7,000	
Net Proceeds from Offering	$1,908,000	$4,908,000
Use of Net Proceeds	$1,800,000 Construction of building and landscaping grounds[1,2] $ 64,880 Operating Capital[3] $ 43,120 Reimbursement of advanced expenses[4]	$1,800,000 Construction of building and landscaping grounds[1,2] $ 250,000 Developing vineyard on leasehold $1,000,000 Acquire land for additional vineyard acreage $ 1,814,880 Operating Capital $ 43,120 reimbursement of advanced expenses[4]
Total Use of Net Proceeds	$2,500,000 100%	$5,000,000 100%

1. See Table 1 below for detail concerning estimated construction costs.

2. The $1.8 million dollar figure for construction of building and landscaping grounds includes $72,943 which has already been advanced by Routons personally. These advances are detailed in Table 2 below.

3. In the event only minimum subscription is reached, the line of credit will be utilized to supplement operating capital, and continued deferral of officer's salaries. Robert Allen Routon and Sheila Routon have secured a personal line of credit for $306,125 with Sacramento Valley Farm Credit, FLCA, secured by real estate unrelated to Chateau Routon, Inc. of which Routons have agreed to make $250,000 available to the Company at the same rate of interest that they pay. The line of credit is a revolving line of credit with a maturity date of February 1, 2029. The line of credit has a variable interest rate, which has initially a stated rate of interest of 4.0%, and an "effective interest rate" (including origination fee and related charges) of 4.11%. The stated interest rate may be adjusted at any time and by any amount by Sacramento Valley Farm Credit, FLCA.

4. The advanced expenses are detailed in Table 2 below.

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TABLE 1

Estimates of Projected Construction Costs:

Site grading, trenching, roads, base & paving, including survey	$ 105,000
Underground utilities (PG&E - LP lines, water lines)	50,000
Process wastes & septic system	40,000
Water storage/irrigation/fire suppression	70,000
Electrical	80,000
Plumbing	50,000
Foundation system (concrete, retaining walls, floors, etc.)	180,000
Radiant floor heating	20,000
HUAC (cooling and heat)	15,000
ARXX ICF wall system (exterior & interior wall assembly)	300,000
Insulation	10,000
Framing	50,000
Roof (frame, deck and shingles)	160,000
Exterior stucco system	140,000
Drywall and finishes	150,000
Permit	56,000
Landscaping and decor items (e.g., lamp posts and marble for counters)	80,000
Miscellaneous	6,000
Contractor	238,000
Building Total estimate	**$1,800,000**

The foregoing estimates were made by Robert Allen Routon based upon his experience as a general contractor and Mr. Routon's consultation with project architect Jim Whitmarsh and various potential subcontractors.

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Estimates of Projected Costs of Production Area:

Tanks	140,260
Winery temperature control system	120,000
Equipment, forklifts, pumps, etc.	100,000
	$ 360,260

These estimates have been made by our management after consultation with Robert Harr.

TABLE 2

Construction-in-progress - - payments made:

Engineering	
Neil Moore	$ 29,833
Jim Whitmarsh	13,540
Charlie Truex	500
David Kantz	1,342
Grading:	
Keith Lewis	4,840
Surveyor:	
Brewster & Associates	2,155
Materials for winery:	
Marble for counters	5,500
Antique lamp posts (10)	11,000
Alexander & Co.	4.232
	72,943

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TABLE 3

Vineyard development - - payments made:

Well development:

    Jack Coel   513

Fencing:

    Rineharts   23,275

    LCS   5,476

Regulation compliance:

    Cultural Resource Study   1,240

    California State Geological Survey   120

    Central Valley Regional Quality Assurance Board   400

Soil Analysis:

    Youngdahl & Associates   <u>1,226</u>

                                                 <u>32,250</u>

Trademark:

Isaacman, Kaufman & Painter   725

(Lanham Act Registration)   <u>   </u>

                                               <u>725</u>

Organization costs:

Secretary of State   25

                                                 <u>25</u>

Offering costs:

David Bradwell (Financial projections)   2,500

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Miscellaneous expenses:

PO Box	31
County of El Dorado - Business License	65
Mountain Democrat (publish name/bus license)	35
Jim Olsen (winemaker-consultant):	
December 2003	5,000
January 2004	5,000
	10,131
Total disbursements	**$ 45,631**

(b) The following table includes estimates of first year operating expenses, but not including salaries to management, which are being deferred until receipt of the proceeds of the offering.

Item	Estimate of Amount	Comment
Real property lease	$ 2,500	30 acre site of vineyard and building to be built
Winemaker's compensation	$60,000	Per contract with Winemaster James Olsen through October 2004
Vineyard Manager's fees	$ 6,000	Lovejoy Consulting Service
Equipment Consultant's fees	$ 3,500	Robert Harr - $40.00 per hour
Advertising	$35,000	Print and radio
Property taxes	$ 2,000	On leased real property
Insurance	$ 4,800	Building/premises liability, stock and wine leakage
Building permit fees	$56,000	El Dorado County

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Licenses and permits	$ 5,000	California Department of Alcoholic Beverage Control; Bureau of Alcohol Tobacco & Firearms
Attorneys and accountant's fees	$30,000	Business matters
Bulk Wine Purchases	$111,600	Zinfandel, Syrah, Merlot, Chardonnay, Petit Syrah and Port sufficient to make 5,000 cases of wine
Bottling costs	$37,500	Assumes 5,000 cases of wine
Trucking expenses	$ 3,400	Assumes 5,000 cases of wine
	$357,300	

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) **If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

A line of credit has been established with Sacramento Valley Farm Credit, FLCA in the amount of $306,125 by Robert Allen Routon and Sheila Routon personally, of which Routons have agreed to make $250,000 available to the Company. It is a revolving line, and is not contingent.

As a contingency, in the event that sufficient capital were not raised by this offering, we would obtain a construction loan to build, and/or mortgage the building that we will be building. However, this contingency is not expected to occur, and arrangements to obtain funds from any such loan are not presently in place.

(b) **If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the**

40

indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The expenses described in Table 2 and Table 3, above, have been advanced by Robert Allen Routon and Sheila D. Routon personally. No interest has been or is being charged to the Company with respect to such advances which will be reimbursed:

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

A portion of the proceeds may be used to acquire additional land in the Fairplay viticultural area to be developed as a vineyard for additional grape production by the Company.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, other otherwise, explain:

The attorneys' and accountants' fees shown above in the use of proceeds table have been advanced as interest-free loans by Robert Allen Routon and Sheila Routon. These amounts will be reimbursed upon receipt of the proceeds of this offering.

The sums shown above in Table 2 have also been advanced by Routons. These amounts will also be reimbursed upon receipt of the proceeds.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We do not expect cash flow and/or liquidity problems within the next 12 months. We are not in breach of any note, loan, lease or other indebtedness or financing arrangement. We do not have any trade payables which have not been paid within the stated term. We are not subject to any unsatisfied judgments, liens and/or settlement obligations.

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12. **Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

We expect that the proceeds of the offering will satisfy our cash needs for the next 12 months. In the event that cash needs were to exceed the proceeds of the offering, we would first turn to the line of credit as a source of additional funds. Additional potential sources of cash, if needed, include wine sales by the Company, a loan on the building and/or deferral of officer's salaries.

INSTRUCTION: **Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.**

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

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CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	(As of 12/31/03)	As Adjusted Minimum	As Adjusted Maximum
Debt: Short-term debt (average interest rate 0%)	163,254	-0-	-0-
Long-term debt (average interest rate 0%)	-0-	-0-	-0-
Total Debt	163,254	-0-	-0-
Stockholders equity (deficit):			
Preferred stock	-0-	-0-	-0-
Common stock – no par	5,000	2,505,000	5,005,000
Additional paid in capital	62,500	62,500	62,500
Retained Earnings (deficit)	(78,437)	(78,437)	(78,437)
Total stockholders equity (deficit)	(10,937)	2,489,063	4,989,063
Total Capitalization	152,317	2,489,063	4,989,063

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Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
0	0	$-0-

Number of common shares authorized: 20,000,000 shares. Par or stated value per share, if any: Does not apply.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares. (No options, warrants or other conversion rights exist.)

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

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DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[   ] Preferred or Preference Stock
[   ] Notes or Debentures
[   ] Units of two or more types of securities composed of:

_____

[   ] Other: _____

15. These securities have:

Yes   No
[   ] [X]   Cumulative voting rights
[   ] [X]   Other special voting rights _____

[   ] [X]   Preemptive rights to purchase in new issues of shares

[   ] [X]   Preference as to dividends or interest

[   ] [X]   Preference upon liquidation

[   ] [X]   Other special rights or preferences
              (specify):_____

Explain:

16. Are the securities convertible: [   ] Yes   [X] No
     If so, state conversion price or formula.
     Date when conversion becomes effective: ____/____/____
     Date when conversion expires: ____/____/____

17. (a)   If securities are notes or other types of debt securities: Does not apply

     (1) What is the interest rate? _____%
     If interest rate is variable or multiple rates, describe:_____

     (2) What is the maturity date: ____/____/____
     If serial maturity dates, describe:_____

     (3) Is there a mandatory sinking fund?   [   ] Yes   [   ] No
     Describe:_____

     (4) Is there a trust indenture?   [   ] Yes   [   ] No
         Name, address and telephone number of Trustee

45

(5) Are the securities callable or subject
    to redemption?   [ ] Yes   [ ] No
    Describe, including redemption prices:_____

(6) Are the securities collateralized by real
    or personal property?   [ ] Yes   [ ] No
    Describe:_____

(7) If these securities are subordinated in right of payment of interest or
    principal, explain the terms of such subordination. Does not apply.

    How much currently outstanding indebtedness of the Company is
    senior to the securities in right of payment of interest or principal?
    Amount to be determined.

    How much indebtedness shares in right of payment on an equivalent
    (pari passu) basis? $ 0

    How much indebtedness is junior (subordinated) to the securities?
    $ 0

(b) If notes or other types of debt securities are being offered and the Company
    had earnings during its last fiscal year, show the ratio of earnings to fixed
    charges on an actual and pro forma basis for that fiscal year. "Earnings"
    means pretax income from continuing operations plus fixed charges and
    capitalized inters. "Fixed charges" means interest (including capitalized
    interest), amortization of debt discount, premium and expense, preferred
    stock dividend requirements of majority owned subsidiary, and such portion
    of rental expense as can be demonstrated to be representative of the interest
    factor in the particular case. The pro forma ratio of earnings to fixed charges
    should include incremental interest expense as a result of the offering of the
    notes or other debt securities.


Last Fiscal Year


		Pro Forma	
	Actual	Minimum	Maximum
<u>"Earnings"</u>			
=	<u>Does Not Apply - Company was incorporated</u>		
"Fixed	<u>July 28, 2003</u>		
Charges"			
If no earnings, show "Fixed Charges" only	_____	_____	_____


46


Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18.   **If securities are Preference or Preferred stock:** Does not apply.

Are unpaid dividends cumulative? [ ] Yes   [x] No
Are securities callable?   [ ] Yes   [x] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19.   **If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:** None.

20.   **Current amount of assets available for payment of dividends if deficit must be first made up (show deficit in parenthesis):** Does not apply.

PLAN OF DISTRIBUTION

21.   **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:** None

22.   **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)** Does not apply.

23.   **Describe any material relationships between any of the selling agents or finders and the Company or its management.** Does not apply.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between

47

the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: Robert Allen Routon and Sheila Routon.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes   [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Wells Fargo Bank, National Association Corporate Trust Services
707 Wilshire Boulevard, 17th Floor
Los Angeles, California 90017
Telephone: (213) 614-5854/(213) 614-3352
Facsimile: (213) 614-3355

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

One year from date of first sale of shares pursuant to this offering.

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes   [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: None

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: Does not apply.

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OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.   **Chief Executive Officer:**   Title: President

Name: Robert Allen Routon   Age: 60

Office Street Address: Telephone No.:
2700 Omo Ranch Road,   (530) 620-5818
Somerset, California 95684

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Proprietor - American Leak Detection ("ALD"). Mr. Routon is Chief Executive Officer and operator of a franchised service business which locates leaks using sonar equipment, which leaks are often under concrete or other material, then repairs those leaks. In order to perform the operations of ALD, Mr. Routon holds a general contractor's license, a pool contractor's license and a plumber's license. Mr. Routon is also the proprietor of Ascension Farms, an agricultural business which includes Arabian horse breeding, showing and sales as well as wine grape growing at Ascension Farms Vineyards. Mr. Routon, together with his wife Sheila Routon, are responsible for oversight and operation of Ascension Farms on their 55 acre ranch. The Ascension Arabians aspect of Ascension Farms presently maintains a breeding herd of approximately 15-20 horses. Ascension Farms Vineyards consists of approximately 10.6 acres of grapes described above in this offering circular.

Education: Attended University of California at Davis.

Also a Director of the Company   [X] Yes   [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

As much as needed. Time needed to be spent on Company matters will vary, but 20-40 hours per week are anticipated to be spent on Company matters.

30.   **Chief Operating Officer:**   Title: Secretary

Name: Sheila Routon   Age: 58

Office Street Address: Telephone No.:
2700 Omo Ranch Road,   (530) 620-5818
Fairplay, California 95684

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

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Mrs. Routon is a co-owner of American Leak Detection. She is also a co-owner and operator, along with her husband, Bob Routon, of Ascension Arabians, described above. Mrs. Routon was employed by Elk Grove School District from 1983 to 2001 as a special education teacher and specialist in aphasia/severe disorders of language.

Education (degrees, schools, and dates):

Bachelor of Arts, Speech Pathology, California State University, Sacramento, 1979; Multiple Subject Teaching Credential, California State University Sacramento, 1982; Master of Arts, Communications Disorders, University of the Pacific, 1983; Resource Specialist Teaching Credential, California University, Sacramento, 1991.

Also a Director of the Company   [X] Yes   [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31.   **Chief Financial Officer:**   Title: Chief Financial Officer

Name: Robert Anthony Routon   Age: 36

Office Street Address: Telephone No.:
4018 Alamo Court,   (530) 620-5818
El Dorado Hills, California 95762

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Since 1989, Tony Routon has owned the American Leak Detection franchise in the Stockton-Modesto area. His responsibilities have included leak detection; plumbing repairs, pool repairs, bookkeeping, accounts payable and receivable, collections, taxes, marketing, purchasing and advertising.

Education (degrees, schools, and dates):

High school graduate, Del Campo High School, 1985; attended American River College, 1985-87; attended California State University, Sacramento 1987-1989, studied Business Management.

Also a Director of the Company   [X] Yes   [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

50

As much time as needed will be spent. Presently, time spent on company matters is expected to average 10-20 hours per week, with significant variances, that is, some weeks may require 40 hours or more, while other weeks may require less than 10 hours to be spent on Company matters.

32.   Other Key Personnel:

James L. Olsen - Winemaster. For the past 10 years, Mr. Olsen has operated Olsen Wine Consulting, offering services as a winemaker and a consultant. His career in the wine industry, including extensive experience as a winemaker and in management commenced in 1966. Mr. Olsen has particular expertise in making premium port wines.

Shelley Lovejoy - Vineyard Manager. Ms. Lovejoy of Lovejoy Consulting Service is a professional Vineyard Manager of Courtland, California. Ms. Lovejoy will supervise the Ascension Farms Vineyard on behalf of the Company.

Robert Harr - Wine Production Consultant. Mr. Harr will consult with out management concerning acquisition and placement of wine production equipment and wine storage facilities. Mr. Harr was employed from 1979 to 2001 by Robert Mondavi/Woodbridge, Mr. Harr was involved with all aspects of wine production machinery, including bottling equipment as a technician. During his last 5 years at Mondavi/Woodbridge, Mr. Harr was involved with management and maintenance of tank presses, including selection of equipment and training of personnel to operate the equipment.

INSTRUCTION: **The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.**

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33.   Number of Directors:_____3_____. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

51

34. **Information concerning outside or other Directors (i.e. those not described above):** None

35. (a) **Have any of the Officers or Directors ever worked for or managed a company including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**

   [ ] Yes   [X] No   Explain:

   (b) **If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.** No

   (c) **If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates** Yes

   (d) **If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.**

   James Olsen - $5,000 pr month for one year, October 2003 to October 19, 2004 with terms of contract to be renegotiated at the end of one year.

   Shelley Lovejoy - Lovejoy Consulting Service, is paid by the "vineyard acre" managed, $375 per vineyard acre per year, payable quarterly on a ro rata basis.

   Robert Harr - $40 per hour.

   (e) **If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.** Does not apply.

36. **If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an**

executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. Does not apply.

H:\Clients\Routon\Reg A Offering Stmt-Rev11
April 1, 2004 (1:39pm)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

A. Family Relationships

Our President, Robert Allen "Bob" Routon and our Secretary, Sheila D. Routon, were married in September 1963 and continue to be husband and wife. Chief Financial Officer, Robert A. "Tony" Routon is the son of Bob Routon and Sheila Routon.

B. Management Remuneration

1. Salary

Management anticipates receiving salaries as follows:

President, Robert Allen "Bob" Routon	- $75,000 per year
Secretary, Sheila D. Routon	- $50,000 per year
Chief Financial Officer, Robert Anthony "Tony" Routon	- $25,000 per year

2. Lease Payments

Bob and Sheila Routon own the 30 acres which will be leased to the Company, and they will receive annual lease payments of $2,500 per year.

3. Call Option

Bob and Sheila Routon have a vineyard on their own farm (the "Ascension Farms Vineyard") adjacent to the 30 acres they have leased to the Company. They have entered into a contract with the Company whereby the Company has a call option on the entire crop of the Ascension Farms Vineyard at a price 10% below the California Agricultural Department listed price for grapes of the variety obtained in Region 10 (the region in which both Chateau Routon and the Ascension Farms Vineyard are situated). Bob and Sheila Routon will receive substantial funds from the Company, of a presently indeterminable amount, pursuant to this call option. As a part of the contractual relationship, the Company will be obligated to pay the vineyard supervisor's fees and labor costs of maintenance and picking the crop of the Ascension Farms Vineyard, which payments will be applied against the purchase price. The Company will be receiving grapes which we need to produce wine, at a price 10% below the California Department of Agriculture listed market price.

4. Contractor's Fees

Bob Routon is a licensed general contractor in the State of California. He will act as the general contractor in connection with construction of the building to be built. He will receive from the Company a contractor's fee of

54

approximately 15% of the cost of materials and labor. This fee may vary somewhat, depending on actual costs, but is anticipated to be approximately $238,000-$270,000. This figure is included as a part of the $1.8 million estimated cost of the building.

5. Vineyard Planting Services

We need 10 acres of the 30 acres we have leased to be prepared and planted with grapevines. We have determined that the third party commercial cost of obtaining the services, including: (1) land clearing; (2) debris and rock removal; (3) ripping (cultivating the soil by deep plowing); (4) leveling; (5) installation of irrigation system; (6) trellis construction; and (7) planting is from $24,000-$25,000 per acre, subject to additional charges.

Robert Allen Routon has both a general contractor's license and a plumbing contractors license. He also has experience in preparing and planting over 10 acres of grapevines at the Ascension Farms Vineyard. Mr. Routon will perform the preparation and planting of 10 acres on our leased land and we will pay him $25,000 per acre for such services.

6. Reimbursement of Offering Expenses

Bob and Sheila Routon have advanced the costs of preparing this offering as a loan to the Company. The costs include attorneys' fees and costs (approximately $52,000); accounting fees (approximately $2,500); expert fees (approximately $2,500); escrow account fees (approximately $7,000); filing and applications fees (approximately $2,500); printing and advertising (approximately $25,000). . The actual amounts advanced by Routons, estimated to be $91,500 will be reimbursed by the Company to Routons. No interest will be charged for these advances.

7. Reimbursement of Operating Expenses

Bob and Sheila Routon have advanced construction expenses as detailed in Table 2 above in the sum of $72,943; vineyard development expenses as detailed in Table 2 above in the sum of $32,250; trademark expense as detailed in Table 2 above of $725; Secretary of State fees of $25 as detailed in Table 2 above, and miscellaneous expenses as detailed in Table 2 above of $10,131. The total of the construction, vineyard development and other expenses mentioned in this paragraph and described in Table 2 above is $116,074. These expenses will be reimbursed by the Company to Routons. No interest will be charged for these advances.

H:\Clients\Routon\Reg A Offering Stmt-Rev11
April 1, 2004 (1:39pm)

LITIGATION

Chateau Routon, Inc. is not presently involved in any civil and/or criminal litigation. At the time, management does not contemplate or anticipate any civil or criminal litigation matters to be commenced by and/or against the Company.

FEDERAL TAX ASPECTS

The Company is a "C" corporation, and the stock offered in this offering is non-voting common stock. Therefore, there is no "pass through" of losses or credits to the shareholders from the Corporation. Purchases of common stock cannot be currently deducted, or amortized. As a result, an investment in the common shares offered is not a tax shelter in any sense.

Pursuant to recent tax legislation "Qualified Dividends" are taxed at the same rates that apply to adjusted net capital gains, that is, 5% or 15%, depending on the tax bracket of the shareholder, for individual or non-corporate shareholders.

"Qualified Dividends Income" means dividends received from domestic corporations (Chateau Routon, Inc. is a domestic corporation) and qualified foreign corporations, for which the shareholder has held the stock for more than 60 days during the 120 day period beginning 60 days before the ex-dividends date.

For corporate taxpayers, dividends are included in gross income. Subject to certain exceptions, and a holding period requirement, a corporation is entitled to a deduction for dividends received from a taxable domestic corporation. The deduction is 70% of the amount received as a dividend. However, small business investment companies, may deduct 100% of the dividend received from a taxable domestic corporation.

Each Potential Purchaser Should Consult His/Her Its Own Tax Advisor Concerning The Tax Effects For His/Her Its Particular Situation

H:\Clients\Routon\Reg A Offering Stmt-Rev11
April 1, 2004 (1:39pm)

CHATEAU ROUTON, INC.
(a development stage company)

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

FROM INCEPTION (JULY 28, 2003) TO DECEMBER 31, 2003

 **ODENBERG**
ULLAKKO
MURANISHI
& CO. LLP

Certified Public Accountants & Consultants



465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

February 25, 2004

To the Board of Directors
  and Stockholders of
    Chateau Routon, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the accompanying balance sheet of Chateau Routon, Inc. (a development stage company) (the "Company") as of December 31, 2003, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from July 28, 2003 (date of incorporation) to December 31, 2003. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with United States generally accepted accounting principles.

Odenberg, Ullakko, Muranishi & Co. LLP

ODENBERG, ULLAKKO, MURANISHI & CO. LLP
San Francisco, California

58

CHATEAU ROUTON,INC
(a development stage company)

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Current assets:	
Cash	$ 4,844
Total current assets	4,844
Real estate under development:	
Construction in progress	76,198
Vineyard development	32,250
	108,448
Trademark	725
Deferred stock issuance costs	44,055
Total noncurrent assets	153,228
Total assets	$ 158,072

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:	
Accounts payable and accrued liabilities	$ 5,755
Advances from stockholder	163,254
Total current liabilities	169,009
Stockholders' equity (deficit):	
Common stock-Class B, no par value:	
Authorized 20 million shares; 500,000 issued and outstanding	67,500
Deficit accumulated during development stage	(78,437)
	(10,937)
Commitments (Notes 3 and 6)	
Total liabilities and stockholders' equity (deficit)	$ 158,072

See accompanying notes to financial statements and report of
independent registered public accounting firm.

CHATEAU ROUTON, INC
(a development stage company)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JULY 28, 2003 (DATE OF INCORPORATION) TO DECEMBER 31, 2003

Revenue	$ -
Expenses:	
Officers' compensation donated to the Company (Note 3)	62,500
Consulting expense	12,500
General and administrative	912
Organization costs	2,525
Total expenses	78,437
Loss before income taxes	(78,437)
Provision for income taxes	-
Net loss	$ (78,437)
Basic and diluted loss per common share	$ (0.16)
Weighted average number of common shares outstanding	500,000

See accompanying notes to financial statements and report of
independent registered public accounting firm.

CHATEAU ROUTON, INC
(a development stage company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE PERIOD FROM JULY 28, 2003 (DATE OF INCORPORATION) TO DECEMBER 31, 2003

| | Common stock | | Deficit accumulated during development stage | Total |
	Shares	Amount		
Stock issued on July 28, 2003	500,000	$ 5,000	$ -	$ 5,000
Officers' compensation donated to the Company	-	62,500	-	62,500
Net loss	-	-	(78,437)	(78,437)
Balance at December 31, 2003	500,000	$ 67,500	$ (78,437)	$ (10,937)

See accompanying notes to financial statements and report of independent registered public accounting firm.

CHATEAU ROUTON, INC
(a development stage company)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JULY 28, 2003 (DATE OF INCORPORATION) TO DECEMBER 31, 2003

Operations:

Net loss	$ (78,437)
Items not requiring current use of cash:	
Officers' compensation donated to the Company	62,500
Changes in other operating items:	
Accounts payable and accrued liabilities	2,500
Cash used for operating activities	(13,437)

Investments:

Capital expenditures for real estate under development	(105,193)
Trademark	(725)
Cash used for investing activities	(105,918)

Financing:

Issuance of common stock-Class B	5,000
Deferred stock issuance costs	(44,055)
Advance from stockholder	163,254
Cash provided by financing activities	124,199
Increase in cash	4,844
Cash at beginning of period	-
Cash at end of period	$ 4,844

Supplemental cash flow disclosures:

Taxes paid	None
Interest paid	None

See accompanying notes to financial statements and report of
independent registered public accounting firm.

-5-

62

CHATEAU ROUTON, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Operations and summary of significant accounting policies:

Chateau Routon, Inc. (the "Company"), a California corporation, was incorporated on July 28, 2003. The Company's fiscal year end is June 30.   The Company was formed to construct a winery and related facilities, develop and acquire vineyards, and engage primarily in the business of producing and selling high quality wines, including Zinfandel, Pinot Noir, Barbera, Chardonnay and California Port.

The Company is a development stage company. Since its formation, operations have been devoted primarily to development and administrative functions.

The Company is currently attempting to raise equity through a public offering of its common stock (see Note 5).

A summary of significant accounting policies follows:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying values of financial instruments, such as accounts payable and accrued liabilities and payable to stockholders, approximate their fair market value.

Statement of cash flows

For purposes of the statement of cash flows, the Company considers all short-term interest-bearing investments with a maturity date of three months or less at the date of purchase to be cash equivalents.

Concentration of credit risk

The Company maintains its cash in a bank deposit account at a well-established financial institution. At times the balances per the records of the financial institutions may exceed federally insured limits.

See report of independent registered public accounting firm.

Real estate under development

The Company capitalizes costs directly associated with the development and construction of the winery and vineyard until the project is substantially complete and ready for its intended use. Costs include architectural fees, engineering costs and other material and labor costs.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. As of December 31, 2003, the Company had not acquired any property and equipment.

Start-up and organizational costs

In accordance with the Financial Accounting Standards Board's Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities", the cost of start-up activities and organization costs are being expensed as incurred for financial reporting purposes.

Trademark

The Company has recorded costs of $725 related to its trademark "Chateau Routon". In accordance with *SFAS No. 142, "Goodwill and Other Intangible Assets"* (SFAS 142), because the trademark is deemed to have an indefinite life, the trademark will not be amortized until its useful life is no longer indefinite, and will be tested for impairment at least annually in accordance with SFAS 142.

Deferred stock issuance costs

Costs associated with the Company's offering of its common stock are reflected on the accompanying financial statements as deferred stock issuance costs. These costs will be recorded as an offset against the proceeds from the sale of the Company's common stock (see Note 5).

Income taxes

The Company uses the asset and liability method in accounting for deferred income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the carrying amount of assets and liabilities for financial reporting and tax purposes (primarily relating to start-up costs) at each fiscal year end.

Loss per share

Basic and dilutive loss per common share is calculated by dividing the net loss for the period by the average number of common shares outstanding.

NOTE 2 – Income taxes:

As of December 31, 2003, the Company had a federal net operating loss carryforward of approximately $13,600. The net operating loss carryforward will expire in 2024, if not utilized.

Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2003, the Company had net deferred tax assets of approximately $3,100. The deferred tax assets have been fully offset by a valuation allowance. Deferred tax assets relate primarily to the net operating loss carryforward.

NOTE 3 – Related party transactions:

Officers' compensation donated to the Company: Chateau Routon's three officers (Robert Routon-CEO; Sheila Routon-Corporate Secretary; and Robert Anthony Routon-Chief Financial Officer) have devoted their time to the business of the Company since the Company's inception without pay. The officers have elected to forego their salaries until such time upon determination by the Board of Directors that sufficient capital is available for operations. Planned annual remuneration for the three officers is as follows: $75,000 – CEO; $50,000 – Corporate Secretary; and $25,000 – Chief Financial Officer. The time spent on Company matters by the officers may be less than full time. As required by the Securities and Exchange Commission accounting rules, the officers' unpaid salaries totaling $62,500 for the period from July 28, 2003 (inception) to December 31, 2003 is reflected as compensation expense and a credit to common stock in the accompanying financial statements, as the Company does not intend to repay such forfeited salaries in the future.

Advances from stockholder: Certain costs, including initial development costs of the winery and costs associated with the common stock offering have been advanced to the Company by the Routon's. These advances are non-interest bearing and total $163,254 as of December 31, 2003.

Contractor's fee: The CEO is expected to be compensated by the Company for his services as a general contractor for the winery facility to be built. As a contractor, Mr. Routon would receive an amount equal to fifteen percent (15%) to twenty percent (20%) of the cost of the materials and construction related to the actual building of the winery. As of December 31, 2003, none of the costs incurred to date relate to the actual building of the winery, and therefore no amounts have been accrued related to this fee.

Call option for grape purchases: The CEO and Corporate Secretary (the "Routons") have entered into a contract with the Company, which will become fully operative upon the achievement of the minimum subscription of the common stock offering (see Note 5). The Company will have the right to purchase all of the grapes harvested from the Routons' vineyard at a price ten percent (10%) below the then current market rate for the type of grape purchased, in accordance with the California Department of Agriculture published statistics for Fairplay, California, for the year subject to payment by the Company of expenses and labor of growing and harvesting the crop. In the event the option is not exercised on or before July 1 of a particular year, the Routons will be free to sell the crop to any third party, as defined in the

agreement.

Lease agreement: Effective November 1, 2003, the Company entered into an agreement with the Company's CEO, to lease 30 acres of land on which a building and the Chateau Routon vineyard is located. The lease provides for annual payments of $2,500, plus payment of taxes and assessments, if any. The lease term is 30-years, expiring on October 31, 2033 and includes an additional 20-year term, pursuant to its existing provisions.

The Company expects to construct new facilities for winemaking, storage, administrative offices and a tasting room on this land.

NOTE 4 – Issuance of capital stock:

On July 28, 2003, the Company issued 500,000 shares of Class B common stock to the Company's Chief Executive Officer ("CEO") and Corporate Secretary jointly for $5,000.

NOTE 5 – Common stock offering:

In December 2003, Chateau Routon, Inc. commenced the process of raising equity through a public offering of its Class A non-voting common stock. On December 1, 2003, the Company filed a Form 1-A Registration Statement with the Securities and Exchange Commission ("SEC"). The offering agreement allows for the sale of up to 500,000 shares of the Company's common stock at $10.00 per share, for a maximum value of $5 million. The minimum number of securities, which are required to be sold in the offering, is 200,000 shares. The offering will become effective upon approval by the SEC.

NOTE 6 – Commitments:

In October 2003, the Company entered into a one year contract (terminating October 19, 2004) with a consulting winemaker, for $5,000 per month. The terms of the contract may be renegotiated at the end of the term.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Somerset, State of California on March 29, 2004.

CHATEAU ROUTON, INC.

By: _____

Robert Allen Routon, Chief Executive Officer and Director

By: _____

Sheila D. Routon, Director

By: _____

Robert Anthony Routon, Chief Financial Officer and Director

APPENDICES

H:\Clients\Routon\Reg A Offering Stmt-Rev11
April 1, 2004 (3:56pm)

APPENDIX A-1



WINE INSTITUTE
THE VOICE FOR CALIFORNIA WINE

CALIFORNIA WINE INDUSTRY

425 MARKET STREET, SUITE 1000
SAN FRANCISCO, CA 94105
VOX: (415) 512-0151
FAX: (415) 442-0742

INDUSTRY BACKGROUND
& STATISTICS

EXPORTS

HARVEST
& WINEGROWING

ISSUES & POLICY

SEARCH

HOME

Industry Background & Statistics | Exports | Harvest & Winegrowing | Issues & Policy

INDUSTRY BACKGROUND & STATISTICS

- 2001 California Wine Sales (April 9, 2002)
- World Wine Statistics: California/U.S. Fourth in Production, Third in Consumption (December 2001)
- Economic Importance of California Wine is $33 Billion to State (January 20, 2000)
- U.S. Champagne and Sparkling Wine UPDATED (December 2001)
- Consumption of Champagne/Sparkling Wine ine the U.S. (December 2001)
- California Wine Industry Statistical Highlights UPDATED (October 2001)
- California History -150th Anniversary of Gold Discovery (January 20, 1998)
- Key Facts: Wine Consumption in the US (March 2000)
- Key Facts: California Winery Shipments (March 2001)
- Key Facts: Number of California Wineries (March 2000)
- Key Facts: Wine Production (March 2000)
- Key Facts: Wine Sales in the U.S. (March 2001) (View Most Recent Sales News Release)
- Key Facts: Per Capita Wine Consumption By Country (December 2001)
- Key Facts: World Vineyard Acreage by Country (December 2001)
- Key Facts: World Wine Consumption by Country (December 2001)
- Key Facts: World Wine Production by Country (December 2001)
- Key Facts: California Winegrape Acreage 1988-2001 (September 10, 2002) NEW!
- Key Facts: 2001 California Winegrape Acreage Breakdown of Selected Varieties (September 2002) NEW!
- Key Facts: Winegrape Crush by Variety (February 2002) (View Most Recent Crush News Release)

70

- O—⚷ **Key Facts**: California Winegrape Crush by Districts Where Grown (February 2002)
  (View Most Recent Crush News Release)
- O—⚷ **Key Facts**: US and California Grape Crush (February 2002)
  (View Most Recent Crush News Release)

EXPORTS

- Argentina to Join World Wine Trade Group with Signing of Mutual Acceptance Agreement on Enological Practices (July 10, 2002)
- U.S. Wine Exports Up Three Percent in Volume, Strong Dollar Contributes to One Percent Decrease in Revenues (May 6, 2002)
- U.S., Canada, Australia, Chile and New Zealand Sign Mutual Acceptance Agreement on Oenological Practices (December 18, 2001)
- California Wineries at VINEXPO to Feature Record 128 Wine Brands (May 10, 2001)
- U.S. Wine Exports Continue Long-Term Growth with $560 Million in 2000 (April 3, 2001)
- U.S. Wine Exports By Year (March 13, 2001)
- Backgrounder: Wine Institute's International Program

HARVEST & WINEGROWING

- California Vintners Crush 3.0 Million Tons of Winegrapes with $1.8 Billion Farm Gate Value (February 2002)
- VINTAGE 2001 Harvest Report (October 30, 2001)
- 2001 Harvest Press Conference Video (October 30, 2001)
- 2000 Crush: Record California Winegrape Crush Up 27 Percent to 3.3 Million Tons (February 9, 2001)
- Pierce's Disease Update (Revised January 2002) ⫶UPDATED⫶
- VINTAGE 2000 Harvest Report (October 25, 2000)
- Wine Institute Endorses New CDFA Regulations To Combat Spread of Pierce's Disease (July 26, 2000)
- 1999 Crush: California Winegrape Crush Up Three Percent
  to 2.6 Million Tons (March 30, 2000)
- 1999 Harvest: California Winegrowers Report on Exceptional 1999 Vintage
- California Winegrape Crush is 2.5 Million Tons in 1998: High Quality Reported for Vintage (February 1999)
- 1998 California Winegrape Harvest is Late and Light; Wine Inventories Are in Balance with Strong Demand
- California Vineyards Unscathed from El Niño Storms: Vintners Hopeful for Normal Crop (May 5, 1998)
- California Floods Have No Serious Impact on Vineyards (January 16, 1997)
- 1997 Vintage: Stellar California Vintage to Help Meet Robust Consumer Demand (October 15, 1999)
- 1997 Harvest: Massive California Winegrape Crush Hits

71

Record In '97 (February 17, 1998)

- 1996 California Winegrape Harvest: Consumer Demand Outpaces Supply
- 1996 Crush Release: California's 1996 Winegrape Crush Reaches 2.17 Million Tons (February 18, 1997)
- 1995 Harvest: California Vintners Rewarded After Erratic 1995 Harvest
- 1994 Vintage – High Quality, Lighter Crop

ISSUES & POLICY

- FTC Hears Testimony on State Restrictions That Hinder Wine Sales (October 8, 2002) NEW!
- U.S. House and Senate Approve Limited Direct Wine Shipments for Winery Visitors (October 4, 2002) NEW!
- Minnesota: Proposed Amendments to Rules for Governing Liquor (PDF) (July 10, 2002)
- Dennis D. Groth Elected Chairman of Wine Institute (June 11, 2002)
- State Clarifies Regulations for Water Use in Wine Production (PDF) (May 20, 2002)
- Governor Davis Signs Farmworker Protection Bills (August 15, 2001)
- Wine Institute Response to CSPI Petition/ATF Notice 917 (July 31, 2001)
- Wine Institute Elects New Leadership (June 29, 2001)
- Jeffrey B. O'Neill Heads New Slate of Wine Institute Officers (June 15, 2001)
- Ag-High Tech Coalition Advocates Normal Trade Relations with China (June 14, 2001)
- California State Fair Names Agriculturalist of the Year (June 8, 2001)
- Wine Institute Updates its Code of Advertising Standards (Updated December 2000, Posted April 11, 2001)
- Wine Institute Introduces New Logo to Reflect Public Policy Mission (January 4, 2001)
- President Signs "21st Amendment Enforcement Act" (October 29, 2000)
- ATF issues Final Rule on the Labeling of Flavored Wine Products (October 6, 2000)
- ATF Proposes "California Coast" Viticultural Area" (October 6, 2000)
- Wine Institute Appoints New Director of Communications (July 27, 2000)
- Wine Institute Urges Senate to Pass China PNTR (July 20, 2000)
- Ag-Hi Tech Alliance Established (May 15, 2000)
- Wine Institute Announces Major Dietary Guidelines Outreach Program To The U.S. Medical Community (April 25, 2000)

72

- Wine Institute Supports Permanent Normal Trade Relations With China (March 27, 2000)
- Senate Judiciary Committee Passes Improved Version of 21st Amendment Enforcement Act (March 2, 2000)
- Wine Institute Calls Upon the House of Representatives to Refute the Latest Attack on the Industry by Strom Thurmond (August 5, 1999)
- Wine Institute Applauds MADD Decision (May 17, 1999)
- New Hampshire Implements Landmark Direct Wine Shipment Legislation (July 10, 1998)
- U.S. Supreme Court's Decision Underscores Need for a Legislative Solution to Regulating Wine Shipments to Consumers
  (April 6, 1998)
- Wine Institute Strongly Opposes Strom Thurmond's Expanded Warning Label Proposal (April 3, 1998)
- Preventing Sales to Minors via Direct Shipments
  (December 12, 1997)
- Compromise Reached for California Grape Crush Report
  (March 18, 1997)

73



WINE INSTITUTE
THE VOICE FOR CALIFORNIA WINE
NEWS RELEASE

125 MARKET STREET SUITE 1000
SAN FRANCISCO, CA 94105
VOX: (415) 512-0151
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April 9, 2002

DESPITE ECONOMIC CONDITIONS, SEPTEMBER 11 AND THE STRONG DOLLAR 2001 CALIFORNIA WINE SHIPMENTS UP ONE PERCENT

SAN FRANCISCO - In the face of a worldwide recession, lower sales resulting from the September 11 attacks, and a strong dollar, total California wine sales volume to markets in the U.S. and abroad rose one percent to 450 million gallons in 2001, compared to the previous year, according to wine industry analyst Jon Fredrikson, publisher of The Gomberg, Fredrikson Report. The Wine Institute places the estimated retail value of all categories of California wine sold in the U.S. at $13.4 billion in 2001, compared to $13 billion in 2000.

"The U.S. wine market in 2001 was more competitive than it's been in a decade," said Fredrikson. Wine growth rates in the U.S. last year were about half the level of recent years. Wineries were vying more intensely for retail shelf space and restaurant wine listings, while abundant California winery inventories and an increasing global supply of wine led to aggressive sales and marketing activities.

Adding to the competitiveness was the proliferation of brands and wine type offerings in every price segment, said analyst Vic Motto, publisher of the Motto Kryla Fisher (MKF) Wine Trends Report. Motto said that the number of California wine offerings increased to more than 5,000 last year.
Stiffer competition also came from foreign wines, which had lower prices because of the strong U.S. dollar, said Fredrikson. Reductions in business and consumer travel hurt wine sales, and consumer spending was restrained because of reduced disposable income.

"The competitiveness, however, has been a boon for consumers. They have many great buying opportunities right now," says Fredrikson. "Not only that, California's viticulture and winemaking innovations have increasingly boosted the quality of wine from this state."

Fredrikson explained that the California wine industry has grown remarkably in the last decade. California winery table wine revenues grew from about $2.5 billion in 1991 to approximately $6.4 billion in 2001. He attributes the growth to consumer preference for upscale, varietal wines. The trend was boosted by the strong 1990s economy and rising discretionary income, the favorable news reports associating moderate wine consumption with health, and a string of high quality vintages for California wine.

74

Motto agreed that the industry's future outlook pointed to solid, long-term growth, and that overall revenues should continue to grow. The St. Helena-based consultant said California wineries lost $75 million or about one percent of total sales as a result of the September 11 attacks, but the basic trends in California wine sales remained the same.

"Americans, particularly affluent baby boomers, are continuing to trade up, with about 13 percent revenue growth for California table wines priced above $8 retail per bottle," said Motto. "This demographic trend makes California wine a strong industry with long-term prospects."

The MKF Wine Trends Report indicated that the top California table wine varietals, Chardonnay, Cabernet Sauvignon, Merlot and White Zinfandel/Blush, represented about 76 percent of all retail sales by value of California wine. Chardonnay continued to the be the number one varietal with 29 percent dollar share of the market; Cabernet followed with 19 percent; Merlot, 15 percent; and White Zinfandel/Blush, 13 percent share of market by value. The MKF report said secondary red varietals-Pinot Noir, Red Zinfandel and Syrah -each grew more than 30 percent in revenues for California wineries and posted strong volume increases as well.

The U.S. Wine Market

Total wine shipments to the U.S. from all production sources-- California, other states and foreign countries-- edged up one percent to 563 million gallons in 2001. California wines accounted for approximately 70 percent of the U.S. market or 387 million gallons. The table wine category totaled 504 million gallons; dessert wine was 34 million gallons, and sparkling wine came in at 25 million gallons. The estimated retail value of all wine sold in the U.S. is $19.8 billion, an increase of more than four percent, according to the San Francisco-based Wine Institute.

U.S. food store data from ACNielsen Beverage Alcohol Team in Fremont placed white wine as the dominant color of choice for U.S. consumers, with 40 percent share of the market in food stores. Red wine accounted for 37 percent of the sales, and blush wine, 23 percent. AC Nielsen tracks laser scanning data from 3,000 U.S. food stores and other large-volume retail outlets, representing about 38 percent of all off-premise sales.

U.S. Wine Exports

U.S. wine exports, more than 90 percent from California, show an increase of three percent by volume to 80 million gallons, but a decrease of one percent in value to $541 million in winery revenues. Sales to the United Kingdom continued to grow as volume was up by. 32 percent and the value of exports rose 20 percent to $170 million in that market. Other top markets included Canada, $95 million; Netherlands, a destination port for continental Europe, $69 million; Japan, $57 million; and Belgium, $28 million.

###

75

CALIFORNIA WINERY SHIPMENTS
TO ALL MARKETS IN THE U.S. AND ABROAD
(In millions of gallons)

Year	All California Winery Shipments1
2001	450.0
2000	445.9
1999	443.1
1998	427.2
1997	411.0
1996	407.2
1995	380.8
1994	369.0
1993	363.5
1992	382.8
1991	375.0

1 Includes table, champagne/sparkling, dessert, vermouth, other special natural and others.

Source: Wine Institute and Gomberg-Fredrikson & Associates.

TABLE WINE VOLUME SHARE BY COLOR
1991, 1995 and 2001

COLOR	1991	1995	2001	% Change'91-2001
Red	17%	25%	37%	118%
White	49%	41%	40%	-18%
Blush	34%	34%	23%	-32%
Total	100%	100%	100%	--

Source: Based on U.S. food store data from ACNielsen Beverage Alcohol Team.

WINE SALES IN THE U.S.-1991 to 2001 in millions of gallons
(Wine shipments from California, other states
and foreign producers entering U.S. distribution)

Year	Table Wine1	Dessert Wine2	Champagne/ Sparkling Wine	Total Wine	Total Retail Value
2001	504	34	25	563	$19.8 billion

Year	1	2		Total	Value
2000	499	32	28	559	$19.0 billion
1999	483	31	37	551	$18.1 billion
1998	466	30	30	526	$17.0 billion
1997	461	30	29	520	$16.1 billion
1996	439	31	29	500	$14.3 billion
1995	404	30	30	464	$12.2 billion
1994	394	33	31	458	$11.5 billion
1993	381	35	33	449	$11.0 billion
1992	405	37	33	476	$11.4 billion
1991	394	39	33	466	$10.9 billion

Source: Volume—Wine Institute, Department of Commerce, Gomberg, Fredrikson & Associates. Preliminary. Totals may not add due to rounding. Excludes exports. Value—Wine Institute estimates. History revised to exclude malt-based Canadian coolers.

1 Includes all still wines not over 14 percent alcohol. Excludes unshipped foreign bulk wines.
2 Includes all still wines over 14 percent alcohol.

###

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WINE INSTITUTE
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WORLD WINE STATISTICS:
CALIFORNIA/U.S. FOURTH IN PRODUCTION, THIRD IN CONSUMPTION

In the world rankings of wine, the U.S. continues to be a major consumer and producer, although it is 34th in per capita consumption by country. California accounts for more than 90 percent of U.S. wine production and vineyard acreage. The U.S. standings in 1999, the latest available, are summarized as follows:

CATEGORY	VOLUME	WORLD RANKING	PERCENT OF WORLD
Vineyard Acres—wine, raisin & table varieties	905,000	4 [1]	4.7%
Wine Production—gallons	533,596,000	4	7.2%
Wine Consumption—gallons	552,763,000	3	9.5%
Per Capita Consumption—gallons per resident	2.01	34	--

[1] This ranking reflects the standing in 1999 of the 25 largest wine-consuming and wine-producing countries.

Wine Institute converted metric statistics to gallons based on data prepared by its consultant, Ivie International, using information from the Office International de la Vigne et du Vin (O.I.V.) located in Paris, France. In developing the information, O.I.V depends on responses it receives from the governments of its 45 member countries and information it obtains from the Food and Agriculture Organization (FAO) of the United Nations.

Since 1991, overall world acreage has decreased nearly four percent. Vineyard grubbing programs in the former Soviet Union and subsequent grubbing programs in the European Union have reduced world acreage since 1980. However, yields for all categories of grapes have increased as old vines were replaced by more productive ones. Compared to 1991-95, the most significant acreage increases in 1999 occurred in Australia, 89.2 percent; China, 62.1 percent; Chile, 20.1 percent; the United States, 13.4 percent; and Iran, 10.7 percent (see links above).

World wine production has grown seven percent in the last decade, but the worldwide demand/supply situation is inconclusive because O.I.V. reports wine consumption for only 66 of the world's 227 countries. The 66 reported by O.I.V. account for 3.148 billion (51.7%) of the world's total population of

78

6.088 billion and account for about 5.8 billion gallons of wine consumption. The countries not reported by O.I.V. have a total population of 2.939 billion and would have to consume 1.6 billion gallons of wine to create demand/supply equilibrium in 1999.

Qualified journalists and Wine Institute members requiring further information may contact: Communications Department.

79



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ECONOMIC IMPORTANCE OF CALIFORNIA WINE IS $33 BILLION TO STATE

SAN FRANCISCO – California wine is the number one finished agricultural product in retail value from the state, and its industry has a total annual economic impact on the state of $33 billion in wages, revenues and economic activity, according to a comprehensive new report commissioned by the Wine Institute and the California Association of Winegrape Growers. Independent industry consultants Motto, Kryla & Fisher LLP (MKF) in St. Helena prepared the study entitled, "Economic Impact of California Wine," which was released at the World Trade Club in San Francisco today.

The research showed that California's wine industry and affiliated businesses provide 145,000 full-time equivalent jobs in the state, with a total of $4.3 billion in gross wages. California received $1 billion in taxes and other business licenses and fees, and the federal government and other states and local municipalities collect an additional $2.1 billion a year. California's wine industry generated an estimated $12.3 billion in retail sales in the U.S. in 1998, and tourism directly related to the wine industry results in expenditures of $1.2 billion annually. California, if it were a nation, would be the fourth leading wine producer worldwide, and accounted for over $500 million in exports in 1998, or an estimated 98 percent of wine shipped from the U.S.

"The MKF Impact Study validates the position of the California wine industry as one of the crown jewels of the state's economy, culture and world class image," said John De Luca, president and CEO of Wine Institute. "The economic data clearly demonstrate that the jobs, revenue, taxes and trade generated by our vintners, growers and affiliated sectors constitute an ever expanding asset to California's overall agriculture, commerce, tourism, cuisine and international appeal."

President of the California Association of Winegrape Growers Karen Ross stated that "California's wine community is uniquely tied to the land and natural resources of this state. Vineyards represent a long-term commitment with a significant statewide investment mainly by families and family owned corporations. Many may see vineyards as merely a part of the rural landscape. The MKF report substantiates these same vineyards are the starting point for creating jobs as diverse as our wines, and generating billions in income and tax revenues that benefit Californians in distant cities throughout our state."

"The MKF analysis underscores that our fundamentals are sound and strong and that we are poised for even greater future growth," said De Luca. "It also demonstrates that the very anatomy of the industry—where

80

wine is produced and where it is consumed—has helped coalesce many diverse interests. Our people serve as a strong bridge between the rural, urban and international centers of California life. For these, and many other reasons, the MKF report should be considered a milestone in the increasing acknowledgement of the role and value of the California wine community."

FULL ECONOMIC IMPACT* OF WINE ON THE CALIFORNIA ECONOMY $33 BILLION

The Number 1 Finished Agricultural Product from California (retail value)

California Wine	Economic Impact
Number of Wineries	847
Number of Grape Growers	4,400
Full-time Equivalent Jobs	145,000
Wages Paid	$4.3 billion
Wine Produced (750ml Bottles)	2.6 billion
Retail Value of California Wine	$12.3 billion
Wine Sales Growth Rate (Compound Annual Rate 1994-1999)	12%
Tourism Expenditures	$1.2 billion
Number of Visitors	10.7 million
Taxes Paid (California / Total)	$1 billion / $3.1 billion
Charitable Contributions	$62 million

* Sum of total spending

TOTAL ECONOMIC IMPACT	
Revenue:	California Economic Impact
Winery Sales	$7,900,000,000
Retailers and Restaurant Wine Sales (in California)	4,425,000,000
Distributors Sales (in California)	3,000,000,000
Retailers and Restaurant Wine Sales (in California)	4,425,000,000
Wine Grapes (excluding Thompson Seedless)	1,600,000,000
Tourism	1,200,000,000

8|

Glass	1,150,000,000
Tax Revenues	1,002,000,000
Financing Revenues – Debt	886,000,000
Vineyard Development – Independent Grower – Overhead/Financing/Prop Tax	643,000,000
Vineyard Development Materials (excluding vines)	373,000,000
Corks/Capsules/Screwtops	175,000,000
Boxes and Bag-in-a-Box	170,000,000
Wine Labels	106,000,000
Grapevines	81,000,000
Trucking	63,000,000
Charitable Contributions	62,000,000
Cooperage	56,000,000
Financing Revenues – Equity	20,000,000
Stainless Steel Tanks	11,000,000
Wine Labs	4,000,000
Grapevine Assessments	2,000,000
Winery Research	2,000,000
Wine Industry Indirect - IMPLAN – from Appendix 4.3	2,365,000,000
Other Industry Induced - IMPLAN – from Appendix 4.3	1,552,000,000
Other Industry Indirect - IMPLAN – from Appendix 4.3	1,481,000,000
Wine Industry Induced - IMPLAN – from Appendix 4.3	161,000,000
Total Revenue	$28,490,000,000

Wages:	
Winery Employees	$641,000,000
Vineyard Employees	597,000,000
Vineyard Development- Contracted Services	397,000,000
Vineyard Development Labor	283,000,000
Tourism Employees (hotel, rest, etc.)	218,000,000
Distributor Employees (wine only)	100,000,000
Glass	70,000,000

82

Labels	53,000,000
Boxes and Bag-in-a-Box	46,000,000
Grapevine/Nursery Employees	27,000,000
Trucking	26,000,000
Liquor Store/Wine Specific	20,000,000
Cooperage	12,000,000
Corks/Capsules/Screwtops	7,000,000
Stainless Steel Tanks	5,000,000
Education	4,000,000
Wine Labs	2,000,000
Wine Industry Indirect- IMPLAN – from Appendix 4.4	769,000,000
Other Industry Induced- IMPLAN – from Appendix 4.4	480,000,000
Other Industry Indirect- IMPLAN – from Appendix 4.4	466,000,000
Wine Industry Induced- IMPLAN – from Appendix 4.4	58,000,000
Total Wages	4,281,000,000
Total	$32,771,000,000

Source: MKF Research and IMPLAN

Qualified journalists and Wine Institute members requiring further
information may contact: Communications Department.

83



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Updated April 2002

CALIFORNIA WINE INDUSTRY STATISTICAL HIGHLIGHTS

ECONOMIC ACTIVITY — The full economic impact of the wine industry on the state of California totals $33 billion, counting revenues to the wine industry and allied industries, and direct and indirect economic benefits. Wine is California's most valuable finished agricultural product.

SALES — California wineries shipped 450 million gallons to the U.S. and abroad in 2001. U.S. consumers purchased 387 million gallons of the state's shipments. These sales from California accounted for 70 percent of the total 563 million gallons--both foreign and American-consumed in the U.S., or roughly two out of every three bottles sold in the country. California winery shipments to the U.S. comprise roughly $13.4 billion of the $19.8 billion estimated retail value of all wine sold in the U.S. in 2001.

EXPORTS — Beyond U.S. borders, demand for California wine continues to grow at a rapid pace. In 2001, U.S. wine exports—over 96 percent from California—grew three percent in volume over the previous year to 80 million gallons, and the value was down one percent to $54 million.

PRODUCTION — California produced 444 million gallons of wine (still wine removed from fermenters) in 1998 or 90 percent of all U.S. wine production, making California the leading wine producing state in America. If California were a nation it would be the fourth leading wine-producing country in the world behind Italy, France and Spain. Winegrapes were grown in 45 of California's 58 counties, covering 565,000 acres in 2000. Farm gate value of the winegrape crush was $1.9 billion, and the total crush of wine, raisin and table varieties was worth $2.0 billion.

EMPLOYMENT — An important California employer, the wine industry provides 145,000 full-time equivalent jobs in wineries, vineyards or other affiliated businesses throughout the state. Wages paid, including those in allied industries, exceeded $4 billion.

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WINERIES — California's 847 commercial wineries (bricks and mortar) are predominantly family owned and operated businesses, which are active in local community affairs. Charitable contributions from wineries and grape growers were $62 million in 1998 (the last available figures.)

CALIFORNIA WINEGROWING — As a testament to the variety of microclimates in California, the U.S. Government has recognized 86 American Viticultural Areas in the state. California is America's top agricultural state, and all grapes—wine, raisin, table and fresh—are the state's second leading farm product.

###


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Updated August 2001

WINE CONSUMPTION IN THE U.S.

1934-2000

*(Preliminary numbers for 2000)

	Total Wine per Resident[1]	Total Wine Gallons[2]	Total Table Wine Gallons[3]
2000	2.01 gals.*	565 million*	505 million*
1999	2.02 gals.	551 million	482 million
1998	1.95 gals.	526 million	466 million
1997	1.94 gals.	520 million	461 million
1996	1.89 gals.	500 million	439 million
1995	1.77 gals.	464 million	404 million
1994	1.77 gals.	459 million	395 million
1993	1.74 gals.	449 million	381 million
1992	1.87 gals.	476 million	405 million
1991	1.85 gals.	466 million	394 million
1990	2.05 gals.	509 million	423 million
1989	2.11 gals.	524 million	432 million
1988	2.24 gals.	551 million	457 million
1987	2.39 gals.	581 million	481 million
1986	2.43 gals.	587 million	487 million
1985	2.43 gals.	580 million	378 million
1984	2.34 gals.	555 million	401 million
1983	2.25 gals.	528 million	402 million
1982	2.22 gals.	514 million	397 million
1981	2.20 gals.	506 million	387 million
1980	2.11 gals.	480 million	360 million

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1979	1.98 gals.	444 million	325 million
1978	1.96 gals.	435 million	305 million
1977	1.82 gals.	401 million	262 million
1976	1.73 gals.	376 million	228 million
1975	1.71 gals.	368 million	209 million
1974	1.64 gals.	349 million	192 million
1973	1.64 gals.	347 million	185 million
1972	1.61 gals.	337 million	170 million
1971	1.48 gals.	305 million	155 million
1970	1.31 gals.	267 million	133 million
1969	1.17 gals.	236 million	112 million
1968	1.07 gals.	214 million	96 million
1967	1.03 gals.	203 million	88 million
1966	0.98 gals.	191 million	79 million
1965	0.98 gals.	190 million	74 million
1964	0.97 gals.	186 million	70 million
1963	0.93 gals.	176 million	64 million
1962	0.90 gals.	168 million	60 million
1961	0.94 gals.	172 million	57 million
1960	0.91 gals.	163 million	53 million
1959	0.89 gals.	156 million	48 million
1958	0.89 gals.	155 million	47 million
1957	0.89 gals.	152 million	45 million
1956	0.90 gals.	150 million	45 million
1955	0.88 gals.	145 million	43 million
1954	0.88 gals.	142 million	42 million
1953	0.89 gals.	141 million	40 million
1952	0.88 gals.	138 million	38 million
1951	0.83 gals.	127 million	36 million
1950	0.93 gals.	140 million	36 million
1949	0.89 gals.	133 million	32 million
1948	0.84 gals.	122 million	28 million

87

1947	0.67 gals.	97 million	23 million
1946	1.00 gals.	140 million	37 million
1945	0.71 gals.	94 million	27 million
1944	0.74 gals.	99 million	36 million
1943	0.73 gals.	98 million	38 million
1942	0.84 gals.	113 million	32 million
1941	0.76 gals.	101 million	29 million
1940	0.68 gals.	90 million	27 million
1939	0.59 gals.	77 million	n/a
1938	0.52 gals.	67 million	n/a
1937	0.52 gals.	67 million	n/a
1936	0.47 gals.	60 million	n/a
1935	0.36 gals.	46 million	n/a
1934	0.26 gals.	33 million	n/a

[1] All wine types including sparkling wine, dessert wine, vermouth, other special natural and table wine. Based upon Bureau of the Census estimated resident population. Per capita consumption will be higher if based on legal drinking age population. [top]

[2] History revised. [top]

[3] Because of changes in reporting, these numbers include all still wines not over 14 percent alcohol. History revised. [top]

Source: Wine Institute/ Gomberg, Fredrikson & Associates.

Qualified journalists and Wine Institute members requiring further information may contact: Communications Department

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March 2001

CALIFORNIA WINERY SHIPMENTS TO ALL MARKETS IN THE U.S. AND ABROAD
(in millions of gallons)

Year	All California Winery Shipments[1]
2000	444.9
1999	443.1
1998	427.2
1997	411.0
1996	407.2
1995	380.8
1994	369.0
1993	363.5
1992	382.8
1991	375.0
1990	390.5
1989	396.3
1988	412.5
1987	424.1
1986	423.6
1985	391.8
1984	373.0

89

1983	363.6
1982	358.5
1981	358.2
1980	338.7
1979	314.3
1978	298.6
1977	287.8
1976	272.0
1975	272.5
1974	249.1
1973	243.4
1972	239.0
1971	226.4
1970	196.1
1969	172.4
1968	156.7
1967	149.0
1966	144.7
1965	143.3
1964	143.5
1963	134.3
1962	127.7
1961	134.8
1960	129.4
1959	124.5

1 Includes table, champagne/sparkling, dessert, vermouth, other special
natural and others.

90

Source: Wine Institute and Gomberg-Fredrikson & Associates.

History revised to reflect updated numbers.

Qualified journalists and Wine Institute members
requiring further information may contact:
Communications Department.

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COMMERCIAL WINERIES

There are at least 847 bricks and mortar commercial wineries in California. Roughly half of the 847 commercial wineries in California sell less than 5,000 cases, and the largest 25 ship 90 percent of all California wine to markets worldwide. There are about 1800 commercial wineries in the U.S., a number which has tripled in the last 20 years.

Commercial Wineries In California by County*	
County	Number of Wineries
Napa County	232
Sonoma County	172
San Luis Obispo County	63
Mendocino County	41
Santa Cruz County	35
Santa Barbara County	35
Monterey County	23
Alameda County	22
Fresno County	19
Amador County	18
El Dorado County	17
Riverside County	16
San Joaquin County	14
Santa Clara County	12
San Diego County	11
San Mateo County	11

92

Humboldt County	8
Marin County	8
Los Angeles County	7
Nevada County	7
San Benito County	7
Ventura County	7
Yolo County	7
Lake County	6
Calaveras County	6
Kern County	6
Mariposa County	4
Solano County	4
Tulare County	4
Stanislaus County	4
Butte County	3
Tuolumne County	3
Madera County	2
Sacramento County	2
San Bernardino County	2
Contra Costa County	1
Glenn County	1
Lassen County	1
Merced County	1
Modoc County	1
Placer County	1
Shasta County	1
Trinity County	1
Yuba County	1
Totals	847

* Brick and mortar wineries in California.

Source: Motto, Kryla & Fisher Research

93

Bonded Winery Premises*

Bonded winery premises include every licensed production facility of single firms or individuals, licensed warehouses, experimental wineries and wineries with no casegoods production or fermentation capacity. Bonded winery licenses are issued by the Bureau of Alcohol, Tobacco and Firearms for the purpose of designating a tax-paid environment for wine.

	California	United States
1999	1,210	2,443
1998	1,185	2,338
1997	1,011	1,988
1996	877	1,755
1995	944	1,820
1994	922	1,772
1993	866	1,683
1992	845	1,648
1991	827	1,623
1990	807	1,610
1989	799	1,573
1988	775	1,541
1987	750	1,453
1986	739	1,455
1985	712	1,367
1984	676	1,246
1983	641	1,172
1982	606	1,084
1981	576	1,021
1980	508	920
1975	330	579
1970	240	441
1965	232	424
1960	256	500
1955	360	679
1950	428	879
1945	414	903

94

1940	474	1,090

Source: Wine Institute from Bureau of Alcohol, Tobacco
and Firearms.

Qualified journalists and Wine Institute members requiring further
information may contact: Communications Department.

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WINE PRODUCTION*

California produces 90% of total U.S. wine production
(In thousands of gallons)

(Updated September 2000)

Year	California	U.S.
1998	443,693	494,097
1997	483,555	533,329
1996	418,376	460,081
1995	397,042	437,034
1994	357,819	396,109
1993	416,076	451,883
1992	377,000	412,595
1991	369,305	400,098
1990	379,726	417,157
1989	367,914	409,715
1988	433,569	477,380
1987	390,737	439,852
1986	439,315	484,575

* Removals of still wine from fermenters. Excludes substandard wine produced as distilling
material. Also excludes increases after amelioration, sweetening, and addition of wine spirits.
History revised.

Source: Wine Institute/US WineStats from BATF data

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information may contact: Communications Department.

96

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WINE SALES IN THE U.S.

(Wines of California, other states and foreign producers entering U.S. distribution)

1975-2000

(Updated March 2001)

Year	Volume Entering Trade. Channels	Retail Sales of Wine
1975	368 million gallons	$3.3 billion
1976	376 million gallons	$3.6 billion
1977	401 million gallons	$4.0 billion
1978	435 million gallons	$4.6 billion
1979	444 million gallons	$5.4 billion
1980	480 million gallons	$6.2 billion
1981	506 million gallons	$6.9 billion
1982	514 million gallons	$7.3 billion
1983	528 million gallons	$9.1 billion
1984	555 million gallons	$9.7 billion
1985	580 million gallons	$10.8 billion
1986	587 million gallons	.$11.4 billion
1987	581 million gallons	$11.2 billion
1988	551 million gallons	$11.0 billion
1989	524 million gallons	$11.3 billion

98

1990	509 million gallons	$11.7 billion
1991	466 million gallons	$10.9 billion
1992	476 million gallons	$11.4 billion
1993	449 million gallons	$11.0 billion
1994	459 million gallons	$11.5 billion
1995	464 million gallons	$12.2 billion
1996	500 million gallons	$14.3 billion
1997	520 million gallons	$16.1 billion
1998	526 million gallons	$17.0 billion
1999	551 million gallons	$18.1 billion
2000	565 million gallons	$19.0 billion

Source: Gomberg, Fredrikson & Associates (volume) and Wine Institute (value).
History revised to reflect updated numbers.

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WORLD VINEYARD ACREAGE BY COUNTRY
In thousands of acres (000) for wine, table and raisin varieties
Actual 1996 - 1999
Average for years 1991 - 1995 and percent change

1999 COUNTRY RANK	1999	1998	1997	1996	Average 91-95
1. SPAIN	2,916	2,894	2,889	2,871	3,188
2. FRANCE	2,258	2,256	2,258	2,271	2,323
3. ITALY	2,246	2,221	2,249	2,266	2,434
4. TURKEY	1,488	1,488	1,448	1,488	1,520
5. UNITED STATES [1]	905	856	835	764	798
6. IRAN	667	667	642	618	603
7. PORTUGAL	647	642	642	640	665
8. ROMANIA	625	625	628	633	620
9. CHINA	593	479	425	408	366
10. ARGENTINA	514	519	516	521	516
11. CHILE	368	331	326	309	306
12. MOLDOVA	368	393	430	442	482
13. UZBEKISTAN	326	326	311	311	314
14. GREECE	319	319	319	326	341
15. HUNGARY	314	324	324	324	329
16. AUSTRALIA	304	242	222	200	161
17. UKRAINE	301	309	343	366	408
18. SOUTH AFRICA	284	274	267	262	252
19. BULGARIA	269	269	269	269	336
20. GERMANY	262	262	259	262	262
21. YUGOSLAVIA SM	203	203	203	213	225
22. RUSSIA	190	210	222	208	284
23. SYRIA	185	185	185	185	222
24. GEORGIA	168	173	190	203	220
25. ALGERIA	151	138	138	153	245
26. AZERBAIJAN	151	163	203	272	383
27. BRAZIL	148	148	148	148	148
28. CROATIA	146	146	141	143	153
29. EGYPT	138	138	133	133	133
30. IRAQ	131	128	128	128	138
31. AFGHANISTAN	128	128	128	128	128
32. MOROCCO	124	124	121	119	124
33. AUSTRIA	124	121	121	128	· 138
34. INDIA	106	106	106	106	91
35. MEXICO	101	101	101	106	114
36. TAJIKISTAN	99	94	94	94	74
37. SOUTH KOREA	82	74	74	72	49
38. MACEDONIA	77	77	72	72	84
39. TURKMENISTAN	72	69	67	62	57
40. TUNISIA	69	67	67	69	69

41. LEBANON	67	64	67	64	74
42. YEMEN	62	59	57	57	52
43. JAPAN	57	54	57	57	62
44. ARMENIA	54	54	54	59	62
45. SLOVAKIA	49	49	62	67	64
46. SLOVENIA	49	49	49	57	44
47. CYPRUS	47	49	49	49	54
48. JORDAN	37	37	35	35	32
49. SWITZERLAND	37	37	37	37	37
50. CZECH REPUBLIC	35	32	32	32	30
51. KAZAKHSTAN	30	30	32	40	52
52. NEW ZEALAND	30	25	22	20	15
53. PERU	27	27	32	30	25
54. URUGUAY	27	27	25	25	30
55. PAKISTAN	22	22	22	22	12
56. KYRGYZSTAN	20	20	20	17	20
57. LIBYA	17	17	17	17	17
58. CANADA	17	20	20	17	15
59. ISRAEL	15	15	15	20	12
60. ALBANIA	15	12	12	12	12
61. LITHUANIA	12	12			
62. THAILAND	10	7	7		
63. BELARUS	10	10	10		
64. TANZANIA	7	7	7	7	7
65. BOLIVIA	7	10	10	10	10
66. TAIWAN	7	7	7	15	10
67. BOSNIA-HERCEG	7	10	10	10	15
68. MADAGASCAR	5	5	5	5	5
69. VENEZUELA	2	2	2	2	2
70. LUXEMBOURG	2	2	2	2	2
71. MALTA	2	2	2	2	2
72. UNITED KINGDOM	2	2	2	2	2
COUNTRY TOTAL	19,358	19,072	19,031	19,084	20,082
OTHER COUNTRY	54	67	67	54	54
WORLD TOTAL	19,413	19,139	19,110	19,168	20,161

[1] Source: USDA, National Agricultural Statistical Services, Noncitrus Fruits & Nuts 1999 summary date.

U.S. acres include bearing acres only for raisin, table and wine varieties.

For hectares, multiply acres by 0.405.

Copyright: Wine Institute from Ivie International based on data from Office International de la Vigne et du '

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September 2002

CALIFORNIA WINEGRAPE ACREAGE
1988 - 2001

The California Department of Food and Agriculture estimates that the state's 2000 winegrape acreage is 568,000 reported and unreported acres, with 458,000 bearing and 110,000 nonbearing. This estimate is based on a statistical sample and is not comparable to the reported acreage surveys that follow.

REPORTED WINEGRAPE ACREAGE

Year	Bearing	Non-bearing	Reported Total
2001	424,695	64,811	489,579
2000	403,287	77,392	480,679
1999	374,752	95,407	470,158
1998	342,547	84,734	427,282
1997	328,882	78,349	407,231
1996	311,300	67,300	378,600
1995	302,000	64,400	366,400
1994	307,000	47,100	354,100
1993	312,000	33,400	345,400
1992	300,000	31,500	331,500
1991	295,000	38,500	333,500
1990	291,000	44,200	335,200
1989	290,000	42,400	332,400
1988	297,000	34,700	331,700

ESTIMATED WINEGRAPE ACREAGE

	2000	2001	% Change
Total	568,000	570,000	+0.4%
Bearing	458,000	480,000	+4.8%
Non-bearing	110,000	90,000	-18.2%

102

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INDUSTRY STATISTICS   September 2002

WHAT'S NEW

2001 CALIFORNIA WINEGRAPE ACREAGE BREAKDOWN OF SELECTED VARIETIES
(Total bearing and nonbearing acres)

WHO WE ARE   There is a reported total of 288,262 acres of over 38 red wine type grapes grown in California, including:

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Red Wine Type Grapes *	2001	2000	1999	1991
1. Cabernet Sauvignon	73,962	69,666	62,734	34,176
2. Merlot	51,310	49,986	47,638	8,188
3. Zinfandel	49,700	50,200	51,811	34,369
4. Pinot Noir	23,046	19,373	15,606	9,581
5. Syrah	14,735	12,699	10,298	413
6. Rubired	13,368	14,318	13,151	6,790
7. Grenache	10,939	11,462	11,958	13,088
8. Barbera	10,429	10,952	12,035	10,243
9. Ruby Cabernet	8,227	8,548	8,873	6,797
10. Carignane	6,658	7,177	7,676	10,221
11. Petite Sirah	4,127	3,682	3,208	2,875
12. Cabernet Franc	3,491	3,489	3,281	1,667
13. Sangiovese	2,943	3,293	3,387	232
14. Alicante Bouschet	1,534	1,586	1,683	1,897
15. Nebbiolo	186	196	221	N/A

There is a reported total of 201,317 acres of over 23 white wine type grapes grown in California, including:

White Wine Type Grapes*	2001	2000	1999	1991
1. Chardonnay	103,105	103,491	102,568	56,609
2. French Colombard	39,546	42,135	44,585	55,839
3. Chenin Blanc	18,022	19,443	20,962	30,872
4. Sauvignon Blanc	13,933	13,595	13,499	13,275
5. Muscat of Alexandria	5,067	5,202	5,176	N/A
6. Pinot Gris	2,835	1,614	1,147	N/A
7. Malvasia Bianca	2,418	2,514	2,450	2,458
8. Viognier	1,929	1,777	1,488	79
9. White Riesling	1,928	2,049	1,950	4,175
10. Burger	1,880	2,027	2,131	2,249
11. Gewurztraminer	1,533	1,553	1,669	1,799
12. Semillon	1,357	1,433	1,537	2,059

104

13. Muscat Blanc	1,195	1,244	1,252	1,259
14. Pinot Blanc	882	990	1,000	1,693
15. Roussanne	177	194	152	N/A

* Varieties included above do not reflect a complete rank order of winegrapes grown in California.

Source: California Department of Food and Agriculture. To view the complete California grape acreage report, go to: www.nass.usda.gov/ca/rlsetoc.htm.
Reported acreage is compiled from voluntary submissions from 10,000 grape growers, so total reported and unreported acreage is probably higher as it is unlikely for 100 percent completeness to ever be attained. CDFA has estimated total reported and unreported winegrape acreage at 568,000 acres for 2000, up about 2.5 percent over 1999's estimated 554,000 acres.

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2001 CALIFORNIA WINEGRAPE CRUSH BY VARIET
(Preliminary 2001 numbers)

STATEWIDE	2001 Tons	Average $ per ton 2001	2000 Tons	Average $ per ton 2000	
TOTAL WINE VARIETIES	3,019,680	$591.06	3,318,507	$571	2,
Total White Wine Varieties	1,302,768	$483.11	1,502,090	$500	1,
Total Red Wine Varieties	1,716,911	$669.57	1,815,810	$628	

Largest Red Wine Varieties (1) *(At least 69 red wine varieties were crushed in 2001.)*

Variety (2001 rank)	Total tons crushed 2001	Average $ per ton 2001	Total tons crushed 2000	Average $ per ton 2000	To cr '91
Cabernet Sauvignon	390,187	$1,062	357,684	$1,047	
Zinfandel	336,488	$519	404,167	$464	
Merlot	271,576	$993	305,152	$951	
Rubired	136,750	$182	136,190	$252	
Grenache	97,356	$157	110,974	$170	
Barbera	91,723	$220	118,802	$229	
Syrah/Shiraz	89,082	$714	72,787	$757	
Ruby Cabernet	72,623	$243	79,500	$260	
Pinot Noir	63,511	$1,849	53,050	$1,780	
Carignane	51,694	$203	58,351	$294	
Cabernet Franc	15,831	$1,481	14,401	$1,529	
Petite Sirah	14,908	$1,006	12,358	$1,037	
Sangiovese/ Sangioveto	14,272	$782	18,513	$743	

Largest White Wine Varieties (1) *(At least 38 white wine varieties were crushed in 20*

106

Variety (2001 rank)	Total tons crushed 2001	Average $ per ton 2001	Total tons crushed 2000	Average $ per ton 2000	To cr '91
Chardonnay	568,436	$837	650,525	$895	
French Colombard	349,906	$129	433,583	$150	
Chenin Blanc	129,535	$174	152,097	$216	
Sauvignon Blanc	74,377	$858	74,999	$840	
Burger	46,613	$167	45,533	$174	
Muscat of Alexandria	46,089	$173	55,714	$208	
Malvasia Bianca	11,635	$246	15,367	$282	
Pinot Gris/Pinot Grigio	9,564	$925	6,596	$846	
Semillon	9,394	$610	9,310	$603	
White Riesling	8,896	$896	9,531	$887	
Gewurztraminer	8,106	$987	7,894	$908	
Viognier	7,791	$958	7,709	$1,030	
Symphony	7,448	$255	6,772	$281	
Muscat Blanc/Canelli	7,063	$479	7,302	$518	

(1) Source: California Department of Food and Agriculture. For a complete report on all winegrape var. www.nass.usda.gov/ca/bul/crush/indexgcb.htm.

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107

APPENDIX A-2

108

Wines From Down Under Turn Up More on Restaurants' Lists; A crush of imports from Australia and New Zealand is squeezing California vintners out of the lucrative market.:[HOME EDITION]

Melinda Fulmer. **The Los Angeles Times**. Los Angeles, Calif.: Feb 26, 2003. pg. C.1

Full Text (1178 words)

CORRECTION: SEE CORRECTION APPENDED; Australian wines -- A Feb. 26 article in the Business section about the popularity of Australian wines on restaurants' lists incorrectly implied that more wine was imported from France to the U.S. than from any other country. In fact, Italian wines are the No. 1 imported wine by volume, with Australian wine second. French wine is third.

When restaurant owner Victor Ciulla revamped his wine list last month, it wasn't to include the latest California cult Cabernets.

In fact, a number of California wines slipped off the list as vintages from Australia, New Zealand and Italy were added. The reason? Simple economics: The imports were a better value.

"California wines used to be great and affordable," says Ciulla, managing partner of Twin Palms, a trendy tent-topped bistro in Pasadena. But increasingly, he finds them overpriced.

"It's like they're trying to compete with expensive French wines," Ciulla says.

For California's $13.4-billion wine industry, the sentiment expressed by Ciulla -- and echoed by other restaurateurs -- represents a troubling new reality: At the lower end of the market, California vintners are being undercut by cheap rivals from overseas, especially Down Under. And at the higher end, they are now bumping up against some of the most legendary names in wine.

"Why should I pay Bryant [Family Vineyard of Napa] $150 for their wine ... as opposed to a Lafite Rothschild, which has a century behind it and is the same price?" asks Frank Delzio, who owns Josie in Santa Monica with his wife, Josie Le Balch.

In all, the restaurant business accounts for about 20% to 30% of California wine sales, according to analysts. Exact figures on how much this segment of the wine market may have fallen off aren't available. But anecdotally, at least, a pattern seems to be emerging: More restaurants are nudging off wines from Napa, Sonoma and elsewhere in the Golden State in favor of imports of similar quality.

Among those turning up their noses at California wines are national chains such as Morton's of Chicago. Many people in the restaurant industry are "switching to lower-priced imports that deliver equal quality to California wines at sometimes significant discounts," says Ronn Wiegand, publisher of the Napa-based Restaurant Wine guide.

For California vintners, the most immediate threat on the low end is coming from the Australians, who make much of the same varietal wines but at lower cost, thanks in part to cheaper land. The volume of Australian wine imported to the U.S. last year surged 51% to 29.4 million gallons, according to consulting firm Gomberg, Fredrikson & Associates. That knocked France out of the top import spot for the first time.

"I marvel that we have been able to keep our share of the market as strong as it has been," says John De Luca, president of the San Francisco-based Wine Institute, which represents California vintners.

To compete in the years ahead, De Luca contends, wine makers in the state will have to continue to make strides in their quality and turn to more environmentally friendly growing methods, which they can then use as a

selling point.

But restaurant owners, sommeliers and others argue that the solution is much simpler: After a decade of inflation, California wineries are going to have to dial back their prices if they want to boost sales.

They are "having a bit of a comeuppance," Wiegand says. "Prices are too high and they have been too high for three or four years. I think by the end of the year, you'll see an avalanche of discounts."

Indeed, Rick Boyer of Jekel Vineyards in Monterey County acknowledges that the escalating prices of California wine have "opened the door for a lot of foreign competition," which in turn has hurt his sales to restaurants. The industry is facing a slew of new rivals, "and they are lower-cost producers than ourselves," he says. "That is where our big issue is."

Still, Jekel and other vintners would prefer to focus on improving quality -- rather than tussling over price -- for fear of cheapening their image.

"Let everyone else go down" in price, says Michael Mondavi, chairman of Oakville-based Robert Mondavi Corp. Even with his winery's restaurant sales down about 5% this year over last, "we're not dumping our price. We don't think it's good for the health of the brand long-term."

Instead, Mondavi has started advertising and has hit the road, visiting restaurant customers in as many as four cities a week to persuade them to stock his wines and tout them to diners.

He may be too late at some restaurants, however. At Twin Palms, for example, Ciulla has dropped Mondavi's Coastal selection.

In some cases, eateries are replacing their California wines not because the foreign competition is necessarily cheaper, but because the restaurants are having a tough time marking up the price to patrons.

The reason: Customers have become familiar with many California brands and are thus sensitive to the premiums that restaurants tack on. By comparison, some restaurant owners say, many overseas wines remain relatively unknown, and it's easier to get away with a higher markup on them.

Certainly, Mondavi, Kendall-Jackson and other U.S. brands still constitute the bulk of the wine list at many restaurants. And some California vintners insist that though imports may have cut into their sales, the addition of brands from overseas also has helped broaden the market for some types of wines, such as Sauvignon Blanc.

Yet on the whole, executives and analysts say, the growth of imports at restaurants has come at the expense of California wineries, which can ill afford to lose more business at a time when many are struggling with a slow economy and a glut of grapes.

At Morton's, imports now make up 25% of the wine list, up from 20% just a couple of years ago, according to Tylor Field, beverage director at the 65-restaurant chain. "Our biggest growth category over the last two years has been Australian red wines," Field notes.

In many cases, "you are getting the same quality wine for about half the price," he says, adding that some of the Australian brands have "tremendous amounts of flavor."

Field says he anticipates his wine list becoming even more diverse as other regions throughout the world add to the competition for California vintners. Now, he says, "we're starting to see some really good wine coming out of South Africa."

[Reference]
Message No: 13358

[Illustration]

Caption: GRAPHIC: Oz imports; CREDIT: Los Angeles Times; PHOTO: UNCORKING SALES: Australia knocked France out of the top import spot in the U.S. for the first time last year.; PHOTOGRAPHER: Myung J. Chun Los Angeles Times; PHOTO: MESSAGE IN A BOTTLE: Australia and New Zealand wines have replaced some California wines on the list at Twin Palms restaurant in Pasadena. Restaurant business accounts for about 20% to 30% of California wine sales.; PHOTOGRAPHER: Myung J. Chun Los Angeles Times; PHOTO: SEEKING BETTER VALUE: Victor Ciulla of Twin Palms restaurant says California wines are overpriced.; PHOTOGRAPHER: Alexander Gallardo Los Angeles Times

Credit: Times Staff Writer

Subjects:
Locations: California, Australia, New Zealand
Article types: News
Section: *Business; Part C; Business Desk*
ISSN/ISBN: 04583035
Text Word Count 1178

APPENDIX A-3

CALIFORNIA GRAPE ACREAGE

2001



California Agricultural Statistics Service
P.O. Box 1258
Sacramento, CA 95812
(916) 498-5161

June 2002

113

TABLE OF CONTENTS

SURVEY METHODS

The California Agricultural Statistics Service (CASS) annually conducts an acreage survey of California grape growers. This is a continuation of a long series of annual surveys to provide grape acreage by variety and year planted.

Users are cautioned that this report consists of two parts:

- Estimated grape acreage -- bearing, non-bearing, and total.
- Detailed data by variety, year planted, and county -- as voluntarily reported by grape growers and maintained in CASS's data base.

With perfect information, the estimated grape acreage and the detailed data would be equivalent. However, this will never be the case for the following reasons:

- A voluntary census of approximately 10,000 grape growers is unlikely to ever attain 100 percent completeness.
- It is extremely difficult for a small staff in Sacramento to detect growers that are planting grapes for the first time.
- The detailed data reflects vine removals from more than 28,000 acres during the past twelve months. Of this number, significant acreage was harvested in 2001 prior to being pulled out, and that acreage has already been removed from the detailed data.

To arrive at the estimated grape acreage, a sample was selected from the pesticide application data maintained by County Agricultural Commissioners and the Department of Pesticide Regulation. This sample was compared to the grape acreage data base as maintained by CASS. When significant discrepancies were detected, the grower was contacted to obtain additional data and the information was included in the detailed data.

The major source of the grape detailed data was a questionnaire mailed to all grape growers included in CASS's data base. The mailing was made in late December 2001 to approximately 10,000 grape growers. The questionnaire contained previously reported crop, variety, and acreage information preprinted. Producers were asked to update the information with new plantings, removals, and any other corrections; new growers were mailed a blank questionnaire. Growers were given six weeks to respond by mail. A telephone follow-up was then undertaken. Field personnel personally visited large growers who did not respond by mail or telephone.

DATA CLARIFICATIONS

Bearing and Non-bearing Acreage: For purposes of this publication, all varieties are considered non-bearing for three years (i.e., acres planted in 1999 would not be bearing until 2002). The only exceptions are the Thompson Seedless variety and all table type grapes in Imperial and Riverside counties, which are of bearing age after one year.

Grafting: Graftings on bearing acres are recorded as planted in the previous year (i.e., Chardonnay grafted in 2001 onto a 1979 variety is recorded as planted in 2000). This assumes that grafted vines will actually bear a full crop in two years as opposed to three years for a newly planted vine.

Varieties: Data are provided for each variety with 50 or more total acres standing in 2001. Acreage for all other varieties are combined in "Other" categories. Care was taken to properly identify each block reported with a recognized varietal name.

Rootstock: Most of the rootstock shown was planted in the past three years. However, some earlier plantings are included. When rootstock was budded over, the year of planting assigned to that block of grapes was the year preceding the budding. For instance, if a 1999 rootstock planting was budded over in 2001, the year of planting assigned to the selected variety was 2000. (See Grafting.) Nursery rootstock is not included.

Period Covered: The primary intent of the 2001 survey was to record removals of grapes since the 2000 harvest and new planting of grapes during 2001. Acreage abandoned in 2001 was excluded from bearing acreage. Planting activity is accounted for on a calendar-year basis.

Grape Crush Districts: Grape acreage data is also being published by grape crush districts (Table 10). A map with descriptions of those districts is located on the inside front cover.

RESULTS

California's 2001 grape acreage is estimated by the California Agricultural Statistics Service (CASS) at 951,000 acres. Of the total acres, 844,000 were bearing and 107,000 were non-bearing. The breakdown by type is as follows: Raisin type totaled 283,000 acres with 276,000 bearing and 7,000 non-bearing; Table type totaled 98,000 acres with 88,000 bearing and 10,000 non-bearing; Wine type totaled 570,000 acres with 480,000 bearing and 90,000 non-bearing.

The Thompson Seedless variety -- used for raisins, fresh market, concentrate, and wine -- continues to be, by far, the leading grape planted in California. Flame Seedless is the leading table type grape. Leading wine varieties are Chardonnay and Cabernet Sauvignon.

ESTIMATED GRAPE ACREAGE 1/

Type	2000	2001	Percent Change
Raisin	287,000	283,000	-1.4
Bearing	280,000	276,000	-1.4
Non-Bearing	7,000	7,000	NC
Table	100,000	98,000	-2.0
Bearing	89,000	88,000	-1.1
Non-Bearing	11,000	10,000	-9.1
Wine	568,000	570,000	+0.4
Bearing	458,000	480,000	+4.8
Non-Bearing	110,000	90,000	-18.2
All Grapes	955,000	951,000	-0.4
Bearing	827,000	844,000	+2.1
Non-Bearing	128,000	107,000	-16.4

1/ Reported data with an allowance for incompleteness.

GRAPE BEARING ACREAGE STANDING BY MAJOR VARIETY AND TYPE, 1992-01 1/

Variety and Type	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
					Acres					
Thompson Seedless	256,806	261,933	N/A	263,479	264,090	263,177	262,956	266,231	264,874	N/A
TOTAL RAISIN	265,719	271,085	270,040	268,451	269,550	269,576	269,843	273,047	272,659	269,064
Emperor	7,916	7,106	6,363	5,947	4,785	4,511	3,940	3,299	2,851	2,578
Flame Seedless	24,575	25,552	26,288	27,269	27,159	26,954	27,107	28,373	27,120	26,140
Flame Tokay	10,238	9,302	8,061	5,670	4,201	3,637	3,079	2,897	2,679	1,937
Redglobe	4,874	6,100	6,709	7,278	7,827	9,584	11,953	14,436	15,605	15,347
TOTAL TABLE	77,053	77,815	77,781	76,238	74,423	76,717	79,273	84,458	83,778	82,232
Chardonnay	48,696	53,309	56,257	58,649	62,883	65,058	70,629	80,998	89,272	93,316
Chenin Blanc	29,085	27,945	26,157	23,198	21,892	21,449	21,147	20,437	19,127	17,968
French Colombard	54,034	54,187	49,498	44,806	44,985	45,788	44,807	44,504	42,058	39,474
Sauvignon Blanc	12,315	11,920	11,345	10,797	10,580	9,819	9,403	9,608	10,808	12,257
TOTAL WHITE WINE	163,291	165,944	164,604	157,417	160,106	162,042	166,005	175,285	182,223	185,244
Barbera	9,770	9,870	9,261	8,538	9,739	10,916	10,987	11,595	10,566	10,259
Cabernet Sauvignon	29,006	31,650	32,595	33,497	33,359	34,221	34,583	39,988	48,285	55,901
Carignane	9,564	9,145	8,883	8,449	7,732	7,811	7,620	7,629	7,145	6,642
Grenache	12,320	12,359	12,107	11,323	10,902	11,117	10,754	11,167	10,841	10,576
Merlot	6,564	7,944	9,605	11,231	14,811	22,118	28,114	36,506	42,070	45,202
Pinot Noir	8,492	8,576	8,727	8,503	8,264	8,085	8,179	9,183	11,769	14,651
Rubired	6,733	7,541	7,312	7,377	8,899	8,983	9,636	10,263'	10,841	10,898
Zinfandel	32,584	32,729	32,704	33,929	36,249	40,942	43,380	46,000	47,152	47,312
TOTAL RED WINE	136,387	141,531	142,432	143,452	151,223	166,840	176,542	199,467	221,064	239,451
TOTAL WINE	299,678	307,475	307,036	300,869	311,329	328,882	342,547	374,752	403,287	424,695
ALL GRAPES	642,450	656,375	654,857	645,558	655,302	675,175	691,664	732,257	759,723	775,990

1/ Detailed data as voluntarily reported by grape growers and maintained in the CASS data base.

2

116

ACKNOWLEDGMENTS

We sincerely thank the many farm operators, owners, and management firms providing the information. Funding was provided by an assessment on wine grapes plus funding from the California Table Grape Commission. The raisin industry did not fund the acreage survey this year so the raisin variety data are not included in this report.

Several County Agricultural Commissioners provided a significant number of individual grower changes. We would particularly acknowledge the work of the Merced, Napa, and Sonoma county staff.

A special thanks is due the following office staff for the hundreds of hours spent on this project: Kelly Albelo, Pamela Benner, Regina Claypoole, April Camara, Pearl Gonzalez, Ann Jehn, Janell McAllister, Lupe Moreno, Jeremiah Rhine, and Sheryl Zazzi.

VIC TOLOMEO   JACK RUTZ
State Statistician   Deputy State Statistician

GARY NELSON – SHAWN CLARK
Agricultural Statisticians
Estimates Group -- (916) 498-5161

Issued Cooperatively

RONALD BOSECKER, Administrator   WILLIAM (Bill) J. LYONS, Secretary
United States Department of Agriculture   California Department of Food and Agriculture
National Agricultural Statistics Service   Marketing Services Division

---

The California Agricultural Statistics Service's publications are available on the Internet at
***http://www.nass.usda.gov/ca* listed under "Publications."**

Synonyms for Grape Variety Names
(First synonym listed was used for this publication.)

Alicante Bouschet – Alicante	Malvasia Bianca -- Vennentino – Vermintino	Refosco -- Mondeuse
Beauty Seedless – Black Beauty	Marechal Foch -- Foch	Ribolla Gialla – Rebolla
Black Corinth -- Zante Current	Mataro – Mourvedre	Rubired – Tintoria
Black Prince -- Rose of Peru	Meunier – Pinot Meunier	Ruby Seedless – King Ruby
Burger -- Monbadon	Muscat Blanc -- Muscat Canelli	Sangioveto -- Sangiovese – Brunello
Chardonnay – Pinot Chardonnay	Muscat Hamburg – Black Muscat	Sauvignon Vert – Muscadelle
Cinsault or Cinsaut – Black Malvasia	Negrette – Pinot St. George	St. Emilion – Ugni Blanc -- Trebbiano
Emerald Seedless – Black Seedless	Nero D'avola – Calabrese	Sugraone -- Superior Seedless
Flame Seedless -- Red Flame	Olivette Blanche -- Lady Finger	Syrah -- Syrah Noir -- French Syrah – Shiraz
Gamay (Napa) – Valdiguie	Palomino -- Golden Chasselas	Tempranillo – Valdepenas – Tinta Roriz
Gray Riesling -- Trousseau Gris	Pinot Gris -- Pinot Grigio	Touriga Nacional – Touriga
Grenache – Grenache Noir	Portugieser Blauer – Blue Portugues	Trousseau – Bastardo
Italia – Muscat Italia	Red Crimson -- Crimson Seedless	White Riesling -- Johannisberg Riesling
Malaga -- White Malaga	Red Globe – Rose Ito	

117

TABLE 4 - WHITE WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY, BY YEAR PLANTED, CALIFORNIA

Variety	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	Total	2000 Total
							Acres						
Burger *	1,209	0	24	0	447	174	15	11	0	1,853	27	1,880	2,027
Chardonnay *	49,273	4,989	7,511	11,615	12,033	7,895	4,265	3,825	1,699	93,316	9,789	103,105	103,491
Chenin Blanc	17,191	72	52	136	287	231	20	34	0	17,958	54	18,022	19,443
Emerald Riesling	274	0	0	0	0	0	0	0	0	274	0	274	424
French Colombard	39,147	2	65	251	5	4	20	52	0	39,474	72	39,546	42,135
Gewurztraminer	889	93	80	29	332	94	10	4	2	1,518	16	1,533	1,553
Malvasia Bianca *	1,987	231	38	93	6	30	25	9	0	2,384	34	2,418	2,514
Marsanne	24	6	8	0	7	5	1	2	5	50	8	58	57
Muscat Blanc *	887	35	9	57	26	67	49	50	16	1,080	115	1,195	1,244
Muscat of Alexandria	4,320	175	6	13	13	75	241	223	2	4,601	465	5,067	5,202
Muscat Orange	50	14	24	8	13	34	6	24	0	142	30	172	162
Palomino *	677	0	0	50	0	0	0	0	0	727	0	727	742
Pinot Blanc	655	9	6	13	41	22	29	81	26	746	136	882	990
Pinot Gris *	97	60	202	303	305	273	381	379	835	1,241	1,595	2,835	1,614
Roussanne	18	7	13	4	30	32	38	20	15	104	73	177	194
Sauvignon Blanc	7,434	332	253	689	1,703	1,848	611	399	666	12,257	1,675	13,933	13,595
Sauvignon Musque	16	11	19	35	30	35	9	0	0	145	9	154	143
Semillon	797	55	28	114	256	48	35	16	10	1,297	61	1,357	1,433
St. Emilion *	369	0	0	0	0	0	0	0	0	369	0	369	375
Symphony	261	110	0	74	121	15	0	0	30	582	30	612	582
Tocai Friulano	113	1	0	2	0	3	4	7	0	120	12	132	132
Viognier	264	148	188	195	536	243	150	84	121	1,574	355	1,929	1,777
White Riesling *	1,710	10	13	66	11	72	37	1	9	1,881	46	1,928	2,049
Other White Wine	286	5	17	199	437	596	1,363	20	90	1,541	1,473	3,013	584
Total White Wine	127,946	6,365	8,555	13,946	16,639	11,794	7,309	5,238	3,526	185,244	16,073	201,317	202,459

* Synonyms for variety names are shown on Page 3.
1/ Non-bearing years are 1999, 2000, and 2001. Thompson Seedless and all table grapes begin bearing after one non-bearing year in Riverside and Imperial counties.

TABLE 5 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY, BY YEAR PLANTED, CALIFORNIA

Variety	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	Total	2000 Total
							Acres						
Alicante Bouschet *	1,207	0	7	1	120	108	62	26	3	1,443	91	1,534	1,586
Barbera	8,222	1,502	39	141	63	293	61	58	51	10,259	170	10,429	10,952
Cabernet Franc	1,465	89	47	188	508	596	230	222	147	2,893	598	3,491	3,510
Cabernet Sauvignon	26,826	1,957	2,642	5,742	9,939	8,797	7,767	6,728	3,565	55,901	18,061	73,962	69,645
Carignane	6,512	47	5	38	19	21	8	8	1	6,642	17	6,658	7,177
Carmine	26	0	0	0	75	1	0	0	0	102	0	102	102
Carnelian	960	0	0	483	112	160	0	0	0	1,715	0	1,715	1,680
Centurian	254	2	0	0	0	0	68	0	0	256	68	325	326
Charbono	46	0	0	2	2	1	15	16	0	50	31	81	82
Cinsaut *	64	3	0	2	0	28	26	2	13	97	41	137	131
Counoise	3	0	1	0	0	39	8	7	5	44	19	64	59
Dolcetto	33	5	13	4	58	14	0	0	3	127	3	130	171
Freisa	0	0	10	1	0	4	0	121	0	14	121	135	176
Gamay (Napa) *	540	56	15	0	32	24	5	0	0	668	5	673	764
Gamay Beaujolais	493	0	0	0	0	28	0	13	0	521	13	534	717
Grenache *	8,992	80	303	374	479	349	198	51	113	10,576	362	10,939	11,462
Lambrusco	103	0	0	0	0	0	0	0	0	103	0	103	103
Malbec	59	49	47	55	86	312	99	135	125	608	358	966	762
Mataro *	348	5	12	17	30	61	46	48	55	473	149	622	605
Merlot	13,840	6,912	7,274	7,845	5,536	3,795	2,702	1,959	1,447	45,202	6,108	51,310	49,985
Meunier *	163	0	16	8	1	21	0	0	0	209	0	209	221
Mission	589	0	0	0	0	97	81	0	0	686	81	767	926
Muscat Hamburg *	15	2	0	8	29	0	0	1	1	54	2	56	72
Nebbiolo	51	19	47	19	13	13	15	8	3	161	25	186	196
Petit Verdot	113	19	14	88	94	106	115	139	128	433	382	815	665
Petite Sirah	1,651	67	127	213	349	357	594	413	355	2,765	1,362	4,127	3,682
Pinot Noir	6,929	241	376	1,553	2,941	2,612	2,822	3,668	1,905	14,651	8,395	23,046	19,373
Pinotage	2	0	0	1	8	0	4	70	0	11	74	85	80
Primitivo	4	17	0	6	45	35	7	34	36	106	78	184	121
Royalty	683	0	0	0	0	0	0	1	0	683	1	684	732
Rubired *	7,757	751	233	323	476	1,359	1,729	629	113	10,898	2,470	13,368	14,318
Ruby Cabernet	4,994	661	164	237	763	924	336	110	40	7,742	486	8,227	8,548
Salvador	716	0	0	0	0	0	0	0	0	716	0	716	724
Sangioveto *	628	200	221	383	933	335	120	69	55	2,700	244	2,943	3,293
Syrah *	1,011	223	967	1,166	3,338	2,870	2,332	1,823	1,008	9,573	5,162	14,735	12,699
Tempranillo *	368	9	41	42	126	25	44	38	14	610	96	706	713
Touriga Francesca	10	0	0	24	25	0	0	0	2	59	2	61	35
Zinfandel	31,393	4,032	3,661	3,201	3,403	1,623	747	826	815	47,312	2,388	49,700	50,200
Other Red Wine	790	37	28	351	357	827	845	110	393	2,390	1,348	3,738	1,627
Total Red Wine	127,858	16,983	16,306	22,514	29,957	25,830	21,087	17,331	10,393	239,451	48,811	288,262	278,220

* Synonyms for variety names are shown on Page 3.
1/ Non-bearing years are 1999, 2000, and 2001. Thompson Seedless and all table grapes begin bearing after one non-bearing year in Riverside and Imperial counties.

118

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
							Acres						
ALICANTE BOUSCHET •													
Amador	0	0	0	0	0	0	0	3	0	0	3	3	0
Contra Costa	6	0	0	0	1	0	0	0	3	7	3	10	7
Fresno	533	0	6	0	114	10	0	3	0	663	3	667	683
Kern	122	0	0	0	0	0	0	0	0	122	0	122	141
Kings	15	0	0	0	0	0	0	0	0	15	0	15	41
Madera	82	0	0	0	0	39	20	0	0	121	20	141	141
Monterey	0	0	1	0	0	0	0	0	0	1	0	1	1
Napa	1	0	0	0	0	0	0	0	0	1	0	1	1
Riverside	20	0	0	0	0	0	1	0	0	20	1	21	21
San Bernardino	5	0	0	0	0	0	0	0	0	5	0	5	5
San Joaquin	90	0	0	0	0	0	0	18	0	90	18	108	98
San Luis Obispo	0	0	0	0	0	0	0	1	0	0	1	1	1
Santa Clara	0	0	0	0	0	0	0	1	0	0	1	1	1
Sonoma	48	0	0	0	0	1	0	0	0	49	0	49	56
Tulare	284	0	0	0	0	37	42	0	0	322	42	363	363
Yolo	0	0	0	1	5	21	0	0	0	26	0	26	26
State Total	1,207	0	7	1	120	108	62	26	3	1,443	91	1,534	1,586
BARBERA													
Amador	84	14	13	0	9	23	10	6	0	143	16	159	154
Calaveras	0	0	0	0	0	0	0	3	0	0	3	3	3
Contra Costa	0	0	0	0	0	0	5	0	0	0	5	5	7
El Dorado	20	0	0	0	3	1	7	0	0	24	7	31	31
Fresno	4,427	1,091	0	118	0	107	2	0	0	5,742	2	5,744	5,744
Kern	334	20	0	0	0	0	0	0	0	354	0	354	790
Kings	47	0	0	0	0	0	0	0	0	47	0	47	47
Lake	6	0	0	0	0	13	0	10	0	19	11	29	20
Madera	1,668	182	0	0	0	40	0	0	0	1,890	0	1,890	2,000
Mendocino	13	3	0	0	2	30	0	4	3	48	7	54	50
Merced	437	0	0	0	0	0	0	0	0	437	0	437	465
Monterey	11	0	0	0	0	0	21	0	0	11	21	33	43
Napa	0	4	7	0	13	0	0	0	0	24	0	24	24
Nevada	0	0	0	0	0	0	7	0	0	0	7	7	7
Placer	2	0	0	0	0	0	0	0	0	2	0	2	2
Riverside	0	0	0	0	1	0	0	0	0	1	0	1	1
Sacramento	0	0	0	0	0	0	0	10	0	0	10	10	0
San Benito	0	0	0	2	1	0	0	0	0	3	0	3	3
San Joaquin	106	22	0	7	0	34	0	21	49	169	70	238	194
San Luis Obispo	1	0	2	9	4	30	4	2	0	46	6	52	43
Santa Barbara	2	17	0	0	0	0	0	0	0	19	0	19	19
Santa Clara	0	0	0	0	0	0	0	2	0	0	2	2	0
Solano	0	0	0	0	3	0	0	0	0	3	0	3	3
Sonoma	16	0	17	5	14	15	5	0	0	66	5	71	80
Stanislaus	783	0	0	2	15	0	0	0	0	800	0	800	809
Tulare	266	149	0	0	0	0	0	0	0	415	0	415	415
Yolo	1	0	0	0	0	0	0	0	0	1	0	1	1
State Total	8,222	1,502	39	141	63	293	61	58	51	10,259	170	10,429	10,952
CABERNET FRANC													
Alameda	5	0	0	0	4	0	0	0	0	9	0	9	9
Amador	28	0	0	7	0	0	0	3	0	35	3	38	38
Calaveras	10	1	0	0	0	0	0	0	6	11	6	17	11
El Dorado	15	1	2	0	2	10	4	1	3	29	8	36	31
Fresno	0	0	0	0	10	0	0	0	0	10	0	10	10
Kings	0	0	0	0	0	0	0	0	0	0	0	0	200
Lake	38	0	0	0	22	35	33	18	6	94	57	151	138
Madera	0	0	0	0	0	0	12	0	0	0	12	12	12
Marin	3	0	0	0	0	0	0	0	0	3	0	3	3
Mariposa	1	0	0	0	1	0	0	0	0	2	0	2	2
Mendocino	51	0	0	5	3	3	0	17	0	63	17	80	80
Monterey	144	0	0	23	0	89	1	48	19	256	68	324	304
Napa	568	66	37	35	86	88	35	47	44	879	127	1,006	938
Nevada	15	0	0	0	0	1	21	0	0	16	21	38	38
Riverside	4	0	0	0	3	2	1	3	0	9	4	13	10
Sacramento	72	0	0	0	120	209	15	0	0	401	15	416	401
San Benito	8	0	0	0	4	0	0	5	0	12	5	17	17
San Bernardino	3	0	0	0	0	0	0	0	0	3	0	3	3
San Diego	0	0	0	0	0	0	3	0	0	0	3	3	3
San Joaquin	35	0	0	17	133	0	0	8	0	185	8	193	190
San Luis Obispo	45	0	4	22	31	66	17	8	30	167	55	222	151
Santa Barbara	79	3	3	5	13	24	24	7	0	126	31	157	164
Santa Clara	13	0	1	0	0	0	3	0	0	14	3	18	16
Solano	0	0	0	0	6	0	0	0	10	6	10	16	6
Sonoma	327	18	1	35	32	69	62	56	28	482	146	627	655
Tulare	0	0	0	40	40	0	0	0	0	80	0	80	80
State Total	1,465	89	47	188	508	596	230	222	147	2,893	598	3,491	3,510

119

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
							Acres						
CABERNET SAUVIGNON													
Alameda	154	0	20	0	16	44	29	4	76	235	110	344	291
Amador	82	0	0	0	0	0	0	2	0	82	2	83	83
Butte	66	0	0	0	0	0	0	0	0	66	0	66	66
Calaveras	27	0	2	4	7	13	23	18	6	52	47	99	93
Colusa	20	0	0	0	0	0	0	0	0	20	0	20	20
Contra Costa	8	0	0	0	0	0	3	0	0	9	3	12	14
El Dorado	143	1	4	0	37	37	1	1	0	222	2	224	221
Fresno	35	0	427	321	528	127	188	0	2	1,439	190	1,629	1,510
Kern	524	46	0	56	966	40	366	26	0	1,631	392	2,023	2,104
Kings	37	0	0	39	40	0	0	0	0	115	0	115	115
Lake	681	0	7	65	75	624	274	692	438	1,451	1,403	2,855	2,727
Los Angeles	3	0	0	0	0	9	7	11	0	12	18	31	31
Madera	131	14	230	718	809	111	524	0	9	2,013	533	2,546	2,386
Marin	12	0	0	0	0	0	1	0	0	12	1	13	13
Mariposa	8	0	0	0	0	0	0	0	0	8	0	8	10
Mendocino	936	35	44	124	155	299	267	393	164	1,594	824	2,418	2,275
Merced	256	0	4	490	20	123	57	0	0	892	57	949	895
Monterey	2,135	42	206	300	370	692	250	948	536	3,743	1,734	5,478	5,460
Napa	6,854	528	492	791	1,189	1,606	1,653	1,619	949	11,459	4,221	15,680	13,759
Nevada	41	0	0	0	0	0	53	10	0	41	63	104	94
Placer	2	0	1	0	0	0	0	0	0	3	0	3	3
Riverside	96	0	0	4	50	28	10	12	0	178	22	201	189
Sacramento	1,033	0	160	267	656	951	235	105	0	3,067	340	3,406	3,438
San Benito	276	0	0	0	273	66	10	46	0	616	56	672	664
San Bernardino	2	0	0	0	0	0	0	0	0	2	0	2	2
San Diego	0	0	0	1	1	0	3	1	0	5	1	6	6
San Joaquin	4,550	617	354	884	2,089	1,535	1,213	558	37	10,029	1,808	11,837	11,712
San Luis Obispo	2,455	235	139	794	1,020	985	687	505	328	5,626	1,520	7,147	6,529
San Mateo	3	0	0	1	0	1	0	0	0	4	0	5	5
Santa Barbara	550	10	14	1	85	100	191	250	5	759	445	1,204	1,104
Santa Clara	158	6	1	2	1	22	29	40	4	190	74	264	258
Santa Cruz	6	0	0	0	17	1	0	0	0	24	0	24	24
Solano	194	0	24	63	88	33	66	5	25	401	96	497	426
Sonoma	4,275	311	349	700	1,040	1,065	1,204	1,447	984	7,739	3,635	11,374	10,455
Stanislaus	384	26	95	55	224	129	171	37	0	912	208	1,120	1,111
Trinity	10	0	0	0	0	0	0	0	0	10	0	10	5
Tulare	308	80	0	19	139	151	195	0	0	697	195	892	915
Yolo	249	6	68	46	48	3	59	0	3	420	62	482	512
Yuba	122	0	0	0	0	0	0	0	0	122	0	122	122
State Total	26,826	1,957	2,642	5,742	9,939	8,797	7,767	6,728	3,565	55,901	18,061	73,962	69,645
CARIGNANE													
Amador	3	0	0	0	0	0	0	0	0	3	0	3	3
Contra Costa	89	0	0	0	0	0	0	0	0	89	0	89	89
Fresno	316	0	0	0	0	0	2	0	0	316	2	318	318
Kern	195	0	0	0	0	0	0	0	0	195	0	195	422
Kings	62	0	0	0	0	0	0	0	0	62	0	62	62
Lake	1	0	0	0	0	0	0	0	0	1	0	1	1
Madera	2,577	0	0	35	15	0	0	0	0	2,627	0	2,627	2,669
Mendocino	552	0	0	1	4	0	0	0	0	557	0	557	613
Merced	354	0	0	0	0	0	0	0	0	354	0	354	354
Napa	10	0	0	0	0	0	0	0	0	10	0	10	11
Placer	6	0	0	0	0	0	0	0	0	6	0	6	6
Riverside	10	0	0	0	0	0	1	0	0	10	1	11	11
Sacramento	1	0	0	0	0	0	0	0	0	1	0	1	1
San Bernardino	18	0	0	0	0	0	0	0	0	18	0	18	18
San Diego	1	0	0	0	0	0	0	0	0	1	0	1	1
San Joaquin	1,561	47	5	2	0	0	4	7	0	1,615	11	1,625	1,751
Santa Clara	47	0	0	0	0	0	1	0	0	47	1	48	50
Solano	20	0	0	0	0	0	0	0	0	20	0	20	20
Sonoma	180	0	0	0	0	0	1	0	1	181	1	182	178
Stanislaus	258	0	0	0	0	0	0	1	0	258	1	259	316
Tulare	252	0	0	0	0	19	0	0	0	271	0	271	284
State Total	6,512	47	5	38	19	21	8	8	1	6,642	17	6,658	7,177
CARMINE													
Kern	0	0	0	0	75	0	0	0	0	75	0	75	75
Santa Barbara	0	0	0	0	0	1	0	0	0	1	0	1	1
Solano	2	0	0	0	0	0	0	0	0	2	0	2	2
Sonoma	2	0	0	0	0	0	0*	0	0	2	0	2	2
Tulare	22	0	0	0	0	0	0	0	0	22	0	22	22
State Total	26	0	0	0	75	1	0	0	0	102	0	102	102

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	Total	2000 Total
							Acres						
CARNELIAN													
Fresno	489	0	0	0	0	80	0	0	0	569	0	569	574
Kern	414	0	0	0	14	0	0	0	0	428	0	428	428
Madera	58	0	0	483	0	0	0	0	0	541	0	541	541
San Joaquin	0	0	0	0	4	0	0	0	0	4	0	4	4
Tulare	0	0	0	0	94	80	0	0	0	174	0	174	134
State Total	960	0	0	483	112	160	0	0	0	1,715	0	1,715	1,680
CENTURIAN													
Fresno	153	2	0	0	0	0	0	0	0	155	0	155	155
Glenn	0	0	0	0	0	0	68	0	0	0	68	68	70
Madera	41	0	0	0	0	0	0	0	0	41	0	41	41
Tulare	60	0	0	0	0	0	0	0	0	60	0	60	60
State Total	254	2	0	0	0	0	68	0	0	256	68	325	326
CHARBONO													
El Dorado	1	0	0	0	0	1	0	0	0	2	0	2	2
Madera	0	0	0	0	0	0	0	10	0	0	10	10	10
Mendocino	12	0	0	0	0	0	1	0	0	12	1	13	13
Monterey	0	0	0	0	0	0	9	0	0	0	9	9	9
Napa	30	0	0	2	0	0	6	3	0	31	8	40	43
Nevada	2	0	0	0	0	0	0	0	0	2	0	2	2
Santa Clara	2	0	0	0	0	0	0	4	0	2	4	6	4
Sonoma	0	0	0	0	1	0	0	0	0	1	0	1	1
State Total	46	0	0	2	2	1	15	16	0	50	31	81	82
CINSAUT *													
Contra Costa	2	1	0	0	0	0	0	0	0	3	0	3	3
Fresno	11	0	0	0	0	0	0	0	0	11	0	11	11
Mendocino	2	0	0	0	0	0	0	0	0	2	0	2	2
Monterey	3	0	0	0	0	0	0	0	0	3	0	3	3
Sacramento	0	0	0	0	0	0	1	0	0	0	1	1	0
San Joaquin	0	0	0	0	0	0	0	0	10	0	10	10	0
San Luis Obisp	0	0	0	0	0	12	0	0	0	12	0	12	12
Santa Barbara	0	1	0	2	0	4	12	2	2	7	16	23	21
Santa Clara	0	0	0	0	0	0	1	0	0	0	1	1	1
Sonoma	4	0	0	0	0	1	0	0	1	5	1	6	12
Tulare	42	0	0	0	0	0	12	0	0	42	12	54	54
Yolo	0	0	0	0	0	11	0	0	0	11	0	11	11
State Total	64	3	0	2	0	28	26	2	13	97	41	137	131
COUNOISE													
Alameda	0	0	0	0	0	6	0	0	0	6	0	6	6
Lake	0	0	0	0	0	0	0	0	1	0	1	1	0
San Luis Obispo	3	0	1	0	0	10	2	3	0	15	5	20	20
Santa Barbara	0	0	0	0	0	23	6	4	4	23	13	36	32
State Total	3	0	1	0	0	39	8	7	5	44	19	64	59
DOLCETTO													
El Dorado	0	0	0	0	3	0	0	0	0	3	0	3	3
Mendocino	4	2	0	0	1	0	0	0	3	6	3	9	6
Monterey	0	0	8	0	0	0	0	0	0	8	0	8	8
Napa	6	4	4	4	1	0	0	0	0	18	0	18	11
Riverside	5	0	0	0	0	0	0	0	0	5	0	5	5
San Benito	10	0	0	0	0	0	0	0	0	10	0	10	10
San Joaquin	0	0	0	0	3	0	0	0	0	3	0	3	3
San Luis Obispo	0	0	0	0	7	0	0	0	0	7	0	7	6
Santa Barbara	5	0	0	0	4	0	0	0	0	9	0	9	9
Santa Cruz	0	0	2	0	0	0	0	0	0	2	0	2	2
Solano	2	0	0	0	0	0	0	0	0	2	0	2	3
Sonoma	1	0	0	1	0	14	0	0	0	16	0	16	29
Tulare	0	0	0	0	40	0	0	0	0	40	0	40	77
State Total	33	5	13	4	58	14	0	0	3	127	3	130	171
FREISA													
Amador	0	0	2	0	0	0	0	0	0	2	0	2	2
Fresno	0	0	0	0	0	0	0	116	0	0	116	116	153

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
						Acres							
FREISA (Cont'd.)													
Monterey	0	0	8	0	0	0	0	0	0	8	0	8	8
Sonoma	0	0	0	1	0	4	0	5	0	4	5	9	13
State Total	0	0	10	1	0	4	0	121	0	14	121	135	176
GAMAY (NAPA) *													
Lake	43	8	0	0	0	0	0	0	0	51	0	51	51
Madera	32	48	0	0	0	0	0	0	0	80	0	80	80
Mendocino	34	0	0	0	0	0	5	0	0	34	5	39	46
Monterey	81	0	14	0	20	0	0	0	0	115	0	115	115
Napa	142	0	0	0	0	0	0	0	0	142	0	142	162
San Diego	0	1	0	0	0	0	0	0	0	1	0	1	1
San Joaquin	0	0	0	0	0	0	0	0	0	0	0	0	50
San Luis Obispo	63	0	0	0	8	23	0	0	0	94	0	94	84
Solano	74	0	0	0	4	0	0	0	0	78	0	78	78
Sonoma	56	0	1	0	0	1	0	0	0	58	0	58	83
Tehama	2	0	0	0	0	0	0	0	0	2	0	2	2
Yolo	13	0	0	0	0	0	0	0	0	13	0	13	13
State Total	540	56	15	0	32	24	5	0	0	668	5	673	764
GAMAY BEAUJOLAIS													
Kern	143	0	0	0	0	2	0	0	0	145	0	145	145
Mendocino	27	0	0	0	0	0	0	0	0	27	0	27	32
Monterey	172	0	0	0	0	0	0	0	0	172	0	172	272
Napa	15	0	0	0	0	0	0	0	0	15	0	15	7
Riverside	3	0	0	0	0	0	0	0	0	3	0	3	4
San Benito	69	0	0	0	0	0	0	0	0	69	0	69	132
San Luis Obispo	22	0	0	0	0	0	0	0	0	22	0	22	22
Solano	4	0	0	0	0	26	0	13	0	30	13	43	43
Sonoma	39	0	0	0	0	0	0	0	0	39	0	39	62
State Total	493	0	0	0	0	28	0	13	0	521	13	534	717
GRENACHE *													
Alameda	0	0	0	0	0	5	0	0	0	5	0	5	5
Amador	2	2	0	0	1	0	2	1	0	6	3	8	10
Contra Costa	0	6	0	0	0	0	15	0	0	6	15	21	21
El Dorado	9	0	0	0	0	0	0	0	1	9	1	10	9
Fresno	2,500	1	272	45	106	65	9	0	0	2,989	9	2,999	3,128
Glenn	503	0	0	0	0	0	0	0	0	503	0	503	503
Kern	862	0	0	44	27	0	0	0	0	933	0	933	1,154
Kings	271	0	0	0	0	0	0	0	0	271	0	271	271
Madera	2,987	0	0	258	70	194	108	1	0	3,510	109	3,619	3,674
Mariposa	1	0	0	0	0	0	0	1	0	1	1	2	2
Mendocino	34	0	0	0	0	0	0	1	7	34	8	42	41
Merced	212	68	0	0	0	0	0	7	0	281	7	288	315
Monterey	63	0	21	0	2	6	0	1	64	93	65	157	111
Napa	3	0	0	0	6	1	0	2	3	10	5	15	17
Placer	2	0	0	0	0	0	0	0	0	2	0	2	2
Riverside	0	0	0	0	0	0	0	4	0	0	4	4	0
Sacramento	0	0	0	0	0	0	0	4	0	0	4	4	0
San Benito	14	0	0	0	0	0	0	0	0	14	0	14	11
San Bernardino	182	0	0	0	0	0	0	0	0	182	0	182	184
San Diego	1	0	0	0	0	0	0	0	0	1	0	1	1
San Joaquin	474	2	0	0	0	6	6	2	19	481	26	508	567
San Luis Obispo	6	0	1	6	7	13	4	15	0	32	20	52	50
Santa Barbara	17	0	0	9	15	21	41	15	14	63	70	132	115
Santa Clara	24	0	0	1	0	0	4	0	0	25	4	29	32
Sonoma	31	1	0	0	11	1	2	5	6	44	13	58	55
Stanislaus	661	0	9	0	0	0	0	0	0	670	0	670	758
Tulare	131	0	0	11	203	37	0	0	0	381	0	382	398
Yolo	0	0	0	0	30	0	0	0	0	31	0	31	30
State Total	8,992	80	303	374	479	349	198	51	113	10,576	362	10,939	11,462
LAMBRUSCO													
Fresno	10	0	0	0	0	0	0	0	0	10	0	10	10
Madera	93	0	0	0	0	0	0	0	0	93	0	93	93
State Total	103	0	0	0	0	0	0	0	0	103	0	103	103
MALBEC													
Calaveras	1	0	0	0	0	0	0	0	0	1	0	1	1
Contra Costa	0	0	0	0	0	0	0	0	0	0	0	0	3
El Dorado	0	0	0	1	1	0	3	4	0	2	7	9	6
Lake	3	0	0	0	4	7	0	6	4	13	10	23	17
Mendocino	1	0	0	0	0	0	7	0	3	1	10	11	8
Monterey	4	0	3	1	4	25	0	40	61	37	101	139	77

122

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
						Acres							
MALBEC (Cont'd.)													
Napa	26	6	9	13	29	16	15	21	7	100	43	142	131
Riverside	0	0	0	0	0	2	0	0	0	2	0	2	2
Sacramento	0	14	0	0	16	17	0	6	0	47	6	53	47
San Benito	0	0	0	0	0	0	0	4	0	0	4	4	4
San Joaquin	0	0	0	6	0	180	38	0	8	185	46	232	163
San Luis Obispo	1	5	0	0	8	27	2	8	12	41	22	63	46
Santa Barbara	0	0	2	0	4	0	1	0	0	6	1	7	7
Santa Clara	0	0	1	0	0	0	2	1	0	1	3	4	3
Sonoma	23	24	5	24	20	31	31	45	30	127	106	233	205
Stanislaus	0	0	0	0	0	8	0	0	0	8	0	8	8
Yolo	0	0	27	10	0	1	0	0	0	38	0	38	37
State Total	59	49	47	55	86	312	99	135	125	608	358	966	762
MATARO *													
Alameda	0	0	0	0	0	0	20	0	0	0	20	20	20
Amador	10	0	0	0	1	2	1	5	4	13	9	23	16
Contra Costa	199	3	0	2	0	0	1	7	2	203	9	212	237
El Dorado	1	0	0	3	0	0	0	0	4	4	4	8	4
Lake	3	0	0	0	0	0	0	0	0	3	0	3	3
Mariposa	0	0	0	0	0	0	0	1	0	0	1	1	1
Mendocino	4	0	0	0	0	0	0	0	0	4	0	4	0
Monterey	1	0	0	0	0	6	0	0	15	7	15	22	8
Napa	0	0	10	2	1	1	0	1	0	14	1	15	25
Placer	11	0	0	0	0	0	0	0	0	11	0	11	11
Riverside	12	0	0	0	0	0	0	0	0	12	0	12	12
Sacramento	0	0	0	0	0	0	0	4	0	0	4	4	0
San Bernardino	23	0	0	0	0	0	0	0	0	23	0	23	23
San Diego	1	0	0	0	0	0	0	0	0	2	0	2	2
San Joaquin	6	0	0	0	0	0	0	0	0	6	0	6	6
San Luis Obispo	11	0	2	11	3	16	18	15	0	42	32	75	74
Santa Barbara	19	0	0	0	3	35	6	16	11	57	32	89	78
Santa Clara	1	0	0	0	0	0	1	0	0	1	1	2	2
Sonoma	25	2	0	0	2	0	0	1	1	29	3	32	43
Stanislaus	0	0	0	0	0	0	0	0	18	0	18	18	0
Yolo	21	0	0	0	21	1	0	0	0	42	0	42	41
State Total	348	5	12	17	30	61	46	48	55	473	149	622	605
MERLOT													
Alameda	76	31	22	8	3	2	0	1	0	142	1	143	143
Amador	2	5	13	0	7	0	0	0	0	26	0	26	26
Butte	9	0	0	2	0	5	7	0	0	17	7	24	24
Calaveras	20	19	0	4	0	3	1	6	22	45	29	74	52
Colusa	16	0	0	10	0	0	0	0	0	26	0	26	28
Contra Costa	2	0	0	50	34	47	0	0	0	133	0	133	146
El Dorado	75	4	17	6	17	21	1	0	11	140	12	152	149
Fresno	76	439	58	490	313	88	17	1	0	1,463	18	1,481	1,440
Glenn	0	0	60	0	0	0	0	0	0	60	0	60	60
Humboldt	0	1	0	0	0	0	0	0	0	1	0	1	1
Kern	296	269	557	210	454	0	0	0	0	1,786	0	1,786	1,935
Kings	0	0	14	6	0	0	0	0	0	20	0	20	35
Lake	155	58	46	101	71	33	35	71	28	465	134	599	584
Los Angeles	3	0	0	0	0	2	0	0	0	5	0	5	5
Madera	732	837	920	992	282	270	20	0	0	4,033	20	4,053	4,201
Marin	0	0	0	0	0	0	0	0	0	0	0	0	31
Mariposa	15	1	0	0	0	0	0	0	0	16	0	16	16
Mendocino	576	206	232	293	205	91	38	75	30	1,603	142	1,745	1,741
Merced	520	1,194	179	60	0	0	0	0	0	1,953	0	1,953	1,953
Monterey	1,199	393	392	1,054	423	498	529	419	556	3,958	1,504	5,462	4,910
Napa	2,773	655	776	728	1,055	637	420	292	180	6,524	892	7,516	7,168
Nevada	23	0	2	0	1	0	3	0	0	25	3	28	29
Riverside	57	49	38	1	11	14	0	0	0	170	0	171	166
Sacramento	606	658	498	446	585	109	203	193	75	2,903	471	3,374	3,281
San Benito	70	30	49	7	138	58	53	42	0	351	94	445	447
San Bernardino	2	0	0	0	0	0	0	0	0	2	0	2	2
San Diego	5	2	0	0	0	0	0	3	0	7	3	9	9
San Joaquin	1,785	810	1,425	966	465	889	609	368	273	6,339	1,249	7,588	7,598
San Luis Obispo	620	175	599	610	498	397	139	68	28	2,899	235	3,134	2,934
San Mateo	3	0	0	0	0	0	0	0	0	3	0	3	3
Santa Barbara	298	18	81	78	63	252	161	63	0	791	224	1,015	995
Santa Clara	155	0	8	3	4	35	16	3	0	205	19	224	220
Santa Cruz	11	3	1	0	12	0	7	0	0	27	7	33	33
Solano	99	26	26	93	45	7	50	0	13	295	63	358	357
Sonoma	2,968	621	752	1,057	703	329	393	328	174	6,430	895	7,325	6,991
Stanislaus	68	178	141	253	58	6	0	28	0	703	28	732	762
Tehama	0	23	0	0	0	0	0	0	0	23	0	23	25
Trinity	17	0	1	0	0	0	0	0	0	18	0	19	9

23

123

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
							Acres						
MERLOT (Cont'd.)													
Tulare	71	123	125	128	90	0	0	0	57	536	57	593	499
Yolo	437	87	245	187	0	3	0	0	1	959	1	960	978
State Total	13,840	6,912	7,274	7,845	5,536	3,795	2,702	1,959	1,447	45,202	6,108	51,310	49,985
MEUNIER *													
Mendocino	2	0	0	0	1	4	0	0	0	7	0	7	10
Napa	79	0	0	8	0	0	0	0	0	87	0	87	93
Riverside	5	0	0	0	0	0	0	0	0	5	0	5	5
Sonoma	77	0	16	0	1	17	0	0	0	111	0	111	114
State Total	163	0	16	8	1	21	0	0	0	209	0	209	221
MISSION													
Amador	10	0	0	0	0	0	0	0	0	10	0	10	10
Fresno	98	0	0	0	0	92	80	0	0	190	80	270	288
Kings	0	0	0	0	0	0	0	0	0	0	0	0	40
Madera	27	0	0	0	0	0	0	0	0	27	0	27	27
Merced	11	0	0	0	0	0	0	0	0	11	0	11	18
Placer	24	0	0	0	0	0	0	0	0	24	0	24	24
Riverside	2	0	0	0	0	0	0	0	0	2	0	2	2
San Bernardino	146	0	0	0	0	0	0	0	0	146	0	146	182
San Joaquin	146	0	0	0	0	0	0	0	0	146	0	146	162
Santa Clara	5	0	0	0	0	0	0	0	0	5	0	5	5
Sonoma	3	0	0	0	0	0	0	0	0	3	0	3	3
Stanislaus	114	0	0	0	0	5	1	0	0	118	1	119	129
Tulare	5	0	0	0	0	0	0	0	0	5	0	5	37
State Total	589	0	0	0	0	97	81	0	0	686	81	767	926
MUSCAT HAMBURG *													
Amador	2	0	0	1	0	0	0	0	0	4	0	4	4
El Dorado	2	0	0	0	0	0	0	0	0	2	0	2	0
Fresno	0	0	0	0	0	0	0	0	0	0	0	0	18
Monterey	0	0	0	0	0	0	0	0	1	0	1	1	0
Napa	0	2	0	0	0	0	0	0	0	2	0	2	2
San Joaquin	7	0	0	4	0	0	0	0	0	11	0	11	11
San Luis Obispo	3	0	0	0	0	0	0	1	0	3	1	4	4
Sonoma	1	0	0	3	0	0	0	0	0	3	0	3	4
Yolo	0	0	0	0	29	0	0	0	0	29	0	29	29
State Total	15	2	0	8	29	0	0	1	1	54	2	56	72
NEBBIOLO													
Amador	4	0	0	0	0	0	0	5	0	4	5	8	4
Calaveras	0	0	0	0	4	0	0	0	0	4	0	4	4
El Dorado	1	0	0	0	2	0	0	0	0	3	0	3	3
Lake	0	0	0	0	0	1	0	3	0	1	3	3	2
Madera	0	0	0	0	0	0	12	0	0	0	12	12	12
Mendocino	2	0	0	0	0	0	2	0	0	2	2	4	4
Monterey	3	0	0	11	0	0	0	0	0	15	0	15	15
Napa	0	4	1	1	5	1	0	0	0	11	0	11	11
Riverside	12	0	0	1	0	1	0	0	0	13	0	13	13
San Diego	0	0	0	0	1	0	0	0	0	1	0	1	1
San Luis Obispo	14	4	7	0	1	0	0	0	3	25	3	28	29
Santa Barbara	14	10	0	2	0	0	2	0	0	26	2	27	31
Santa Clara	1	0	0	0	0	0	0	0	0	1	0	1	1
Santa Cruz	0	0	1	0	0	0	0	0	0	1	0	1	1
Sonoma	0	0	1	5	1	10	0	0	0	18	0	18	29
Tulare	0	0	38	0	0	0	0	0	0	38	0	38	38
State Total	51	19	47	19	13	13	15	8	3	161	25	186	196
PETIT VERDOT													
Alameda	0	0	0	0	3	0	0	0	9	3	9	13	3
Amador	1	0	0	0	0	0	0	0	0	1	0	1	1
Calaveras	1	0	0	0	0	0	0	3	0	1	3	4	4
El Dorado	1	0	0	0	1	0	0	0	3	1	3	4	1
Lake	0	0	0	0	4	7	0	3	1	11	4	16	15
Mendocino	6	0	0	1	0	2	0	7	0	8	7	15	15
Monterey	3	0	0	6	3	13	0	0	30	24	30	54	24
Napa	64	13	5	54	41	51	35	46	20	227	101	328	266
Riverside	0	0	0	0	2	2	0	0	0	4	0	4	4
San Benito	0	0	0	0	4	0	0	0	0	4	0	4	4
San Joaquin	0	0	0	0	0	0	16	0	31	1	47	47	16
San Luis Obispo	9	0	0	0	11	13	37	26	8	33	71	104	106
Santa Barbara	0	0	2	0	0	0	2	3	0	2	6	7	4
Santa Clara	2	0	1	0	0	0	4	0	0	3	4	7	7
Solano	0	0	0	0	0	0	0	0	6	0	6	6	0

24

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	Total	2000 Total
							Acres						
PETIT VERDOT (Cont'd.)													
Sonoma	27	6	6	6	14	17	15	50	20	76	84	160	153
Yolo	0	0	0	21	11	1	7	0	0	33	7	40	39
State Total	113	19	14	88	94	106	115	139	128	433	382	815	665
PETITE SIRAH													
Alameda	27	29	16	1	4	20	6	0	0	97	6	102	97
Amador	2	0	0	0	0	0	1	14	1	2	16	17	19
Colusa	0	0	0	0	0	0	0	0	5	0	5	5	0
Contra Costa	0	0	0	4	0	5	10	0	3	9	13	22	21
El Dorado	11	1	2	0	2	2	2	1	2	17	5	22	20
Kern	38	0	0	0	0	0	0	0	0	38	0	38	38
Lake	20	0	0	0	17	23	84	13	26	60	123	182	159
Madera	70	0	40	0	0	0	20	0	1	110	21	131	130
Mendocino	202	4	4	6	10	3	41	71	44	228	156	384	334
Merced	268	0	0	0	0	0	0	0	0	268	0	268	268
Monterey	204	0	0	0	0	31	0	1	70	235	72	306	236
Napa	228	14	1	18	33	34	44	40	35	328	119	446	401
Nevada	2	0	0	0	0	0	0	11	0	2	11	13	2
Riverside	9	0	0	0	0	0	0	3	0	9	3	12	9
Sacramento	81	0	0	0	0	17	49	0	5	98	54	152	173
San Benito	0	0	0	0	6	0	0	0	0	6	0	6	4
San Bernardino	0	0	0	0	1	0	0	0	0	1	0	1	1
San Joaquin	96	0	0	95	85	60	140	42	85	336	266	603	462
San Luis Obispo	84	0	5	28	103	63	73	67	40	283	179	463	387
Santa Barbara	5	0	0	0	2	8	12	0	0	14	12	26	18
Santa Clara	30	0	0	1	0	0	4	0	0	30	4	34	39
Solano	16	0	0	0	6	1	60	29	13	24	102	126	90
Sonoma	174	18	6	41	18	37	19	39	28	294	85	379	364
Stanislaus	58	0	0	0	0	4	0	0	0	62	0	62	62
Tehama	10	0	0	0	0	0	0	0	0	10	0	10	10
Yolo	7	0	54	19	62	48	30	84	0	191	114	305	325
Yuba	11	1	0	1	0	0	0	0	0	14	0	14	14
State Total	1,651	67	127	213	349	357	594	413	355	2,765	1,362	4,127	3,682
PINOT NOIR													
Calaveras	0	0	0	0	0	0	0	2	6	0	8	8	2
Contra Costa	1	0	0	0	0	0	0	0	0	1	0	1	3
El Dorado	5	0	0	0	0	1	0	2	0	6	2	8	6
Humboldt	5	0	0	0	0	0	0	0	0	5	0	5	5
Lake	0	0	0	0	0	0	0	0	4	0	4	4	0
Madera	5	6	0	0	0	0	0	0	2	11	2	13	11
Marin	40	3	3	0	0	11	0	1	0	57	1	58	27
Mendocino	598	9	36	74	225	275	242	219	191	1,217	652	1,869	1,587
Merced	0	0	0	7	0	0	7	0	0	7	7	14	14
Monterey	1,213	0	35	165	402	505	293	718	358	2,319	1,368	3,687	3,022
Napa	1,241	88	119	245	365	323	305	138	25	2,380	468	2,849	2,882
Nevada	4	0	0	0	0	0	0	0	0	4	0	4	4
Riverside	0	0	0	0	0	0	3	0	0	0	3	3	0
Sacramento	0	0	0	0	86	19	79	0	23	105	102	208	271
San Benito	157	0	0	0	36	67	61	42	10	259	113	372	355
San Joaquin	0	0	0	86	0	0	0	1	20	86	21	107	87
San Luis Obispo	222	5	35	74	217	32	242	149	198	585	589	1,173	580
San Mateo	7	0	3	0	2	0	0	0	0	13	0	13	13
Santa Barbara	799	23	15	155	351	241	621	389	26	1,583	1,036	2,619	2,341
Santa Clara	37	2	2	2	2	3	17	1	0	47	18	64	65
Santa Cruz	23	4	6	2	8	2	6	0	4	44	10	53	45
Solano	8	0	0	45	42	0	18	0	0	95	18	113	113
Sonoma	2,567	101	123	691	1,204	1,131	920	2,006	1,039	5,817	3,965	9,782	7,921
Stanislaus	0	0	0	8	1	0	0	0	0	9	0	9	9
Trinity	1	0	0	1	0	0	10	0	0	2	10	11	11
Yolo	0	0	0	0	0	2	0	0	0	2	0	2	0
State Total	6,929	241	376	1,553	2,941	2,612	2,822	3,668	1,905	14,651	8,395	23,046	19,373
PINOTAGE													
Amador	2	0	0	0	0	0	1	0	0	2	1	4	4
Monterey	0	0	0	0	0	0	0	65	0	0	65	65	65
Napa	0	0	0	0	4	0	0	0	0	4	0	4	3
San Luis Obispo	0	0	0	0	0	0	0	5	0	0	5	5	5
Sonoma	0	0	0	1	4	0	3	0	0	5	3	7	3
State Total	2	0	0	1	8	0	4	70	0	11	74	85	80
PRIMITIVO													
Amador	0	0	0	2	8	14	3	3	0	24	6	30	30
El Dorado	0	0	0	2	0	0	0	2	0	2	2	4	2
Mendocino	0	0	0	0	0	0	0	7	0	0	7	7	0
Merced	0	0	0	1	0	0	0	0	0	1	0	1	1

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
							Acres						
PRIMITIVO (Cont'd.)													
Napa	0	17	0	0	11	12	0	5	0	40	5	45	43
Nevada	0	0	0	0	0	0	2	0	0	0	2	2	2
San Joaquin	0	0	0	0	0	0	0	9	31	0	40	40	0
San Luis Obispo	0	0	0	0	0	0	0	2	0	0	2	2	0
Santa Clara	0	0	0	0	0	0	1	0	0	0	1	1	1
Solano	0	0	0	0	0	0	0	0	5	0	5	5	0
Sonoma	4	0	0	1	12	4	1	7	0	20	8	28	22
Stanislaus	0	0	0	0	14	6	0	0	0	19	0	20	20
State Total	4	17	0	6	45	35	7	34	36	106	78	184	121
ROYALTY													
Fresno	114	0	0	0	0	0	0	0	0	114	0	114	116
Kern	91	0	0	0	0	0	0	0	0	91	0	91	91
Madera	339	0	0	0	0	0	0	0	0	339	0	339	385
Riverside	0	0	0	0	0	0	0	1	0	0	1	1	0
San Joaquin	8	0	0	0	0	0	0	0	0	8	0	8	8
Stanislaus	9	0	0	0	0	0	0	0	0	9	0	9	9
Tulare	123	0	0	0	0	0	0	0	0	123	0	123	123
State Total	683	0	0	0	0	0	0	1	0	683	1	684	732
RUBIRED *													
Fresno	3,093	77	38	89	200	668	1,087	195	0	4,166	1,282	5,448	5,476
Glenn	0	0	0	0	0	0	77	0	0	0	77	77	80
Kern	1,972	118	95	148	30	207	30	35	30	2,569	95	2,664	3,149
Kings	364	216	0	20	9	0	0	0	0	608	0	608	608
Madera	1,155	82	96	31	129	365	248	226	83	1,857	557	2,414	2,913
Merced	299	0	0	35	20	0	0	0	0	354	0	354	354
Riverside	0	0	1	0	0	0	0	0	0	1	0	1	1
San Joaquin	61	0	3	0	0	0	0	2	0	64	2	67	106
Stanislaus	31	0	0	0	0	0	0	0	0	31	0	31	31
Tulare	781	259	0	0	89	120	287	170	0	1,248	457	1,705	1,602
State Total	7,757	751	233	323	476	1,359	1,729	629	113	10,898	2,470	13,368	14,318
RUBY CABERNET													
El Dorado	0	0	0	0	0	0	0	0	0	0	0	0	2
Fresno	2,103	600	39	77	284	419	38	0	0	3,522	38	3,561	3,765
Kern	929	0	0	20	109	85	73	26	0	1,143	99	1,242	1,476
Madera	282	13	123	86	205	182	186	10	0	891	196	1,087	1,125
Merced	520	2	2	2	0	0	0	0	0	527	0	527	598
Napa	3	0	0	0	0	0	0	0	0	3	0	3	3
San Joaquin	50	0	0	0	0	0	0	0	40	50	40	90	48
Santa Clara	12	0	0	0	0	0	0	0	0	12	0	12	12
Sonoma	4	0	0	0	0	0	0	0	0	4	0	4	4
Stanislaus	988	10	0	0	19	8	14	0	0	1,024	14	1,037	1,025
Tulare	104	36	0	52	145	230	25	74	0	566	99	665	491
State Total	4,994	661	164	237	763	924	336	110	40	7,742	486	8,227	8,548
SALVADOR													
Kern	648	0	0	0	0	0	0	0	0	648	0	648	648
Madera	18	0	0	0	0	0	0	0	0	18	0	18	26
Riverside	10	0	0	0	0	0	0	0	0	10	0	10	10
San Joaquin	4	0	0	0	0	0	0	0	0	4	0	4	4
Tulare	36	0	0	0	0	0	0	0	0	36	0	36	36
State Total	716	0	0	0	0	0	0	0	0	716	0	716	724
SANGIOVETO *													
Alameda	0	0	0	0	0	2	0	0	4	2	4	5	11
Amador	43	6	8	14	2	74	11	2	0	147	13	160	162
Butte	0	0	0	0	3	0	0	0	0	3	0	3	3
Calaveras	3	0	0	0	0	0	7	0	0	3	7	10	10
Contra Costa	4	0	0	0	0	0	0	0	0	4	0	4	4
El Dorado	10	13	0	0	4	5	0	2	4	32	6	38	18
Fresno	0	32	20	35	0	39	0	1	0	126	1	127	135
Kern	0	0	0	0	336	0	0	0	0	336	0	336	336
Kings	0	0	0	0	39	0	0	0	0	39	0	39	39
Lake	0	1	0	0	2	12	2	0	0	15	2	18	18
Madera	1	14	0	28	0	0	0	0	0	42	0	42	42
Mariposa	3	0	0	0	0	0	0	0	0	3	0	3	3
Mendocino	49	5	5	10	18	30	2	6	4	118	11	129	120
Merced	0	0	0	6	0	0	0	0	0	6	0	6	154
Monterey	20	0	0	56	8	14	13	0	0	97	13	110	157
Napa	249	34	25	49	105	54	39	2	3	515	43	558	564
Nevada	2	0	0	0	0	0	7	0	0	2	7	9	2
Riverside	17	5	0	0	3	0	7	0	0	25	7	32	32

26

126

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
							Acres						
SANGIOVETO * (Cont'd.)													
Sacramento	0	0	91	0	0	15	2	0	0	106	2	108	91
San Benito	10	0	0	0	5	24	12	8	0	39	20	59	59
San Bernardino	1	0	0	0	4	1	0	0	0	7	0	7	7
San Diego	7	0	0	1	0	0	0	0	0	8	0	8	8
San Joaquin	6	20	20	29	182	0	4	3	0	258	7	265	448
San Luis Obispo	32	20	9	9	75	18	5	0	1	163	6	168	212
Santa Barbara	25	10	2	1	4	4	7	9	5	45	21	65	50
Santa Clara	2	0	0	0	0	5	0	0	0	6	0	6	2
Solano	6	0	0	10	8	0	0	0	0	24	0	24	24
Sonoma	109	27	41	60	89	34	3	32	31	360	66	426	414
Stanislaus	25	0	0	2	1	4	0	0	0	32	0	32	32
Trinity	1	0	0	0	0	0	0	5	4	1	9	10	1
Tulare	3	0	0	73	47	0	0	0	0	123	0	123	124
Yolo	0	14	0	0	0	0	0	0	0	14	0	14	14
State Total	628	200	221	383	933	335	120	69	55	2,700	244	2,943	3,293
SYRAH *													
Alameda	3	0	0	0	8	15	0	0	1	26	1	27	26
Amador	28	0	14	20	11	16	56	54	2	88	113	201	177
Calaveras	5	0	0	4	4	18	19	8	4	30	31	61	54
Contra Costa	6	1	0	0	0	4	7	0	28	10	35	45	10
El Dorado	42	2	7	0	17	12	14	13	5	80	31	111	98
Fresno	20	8	40	81	364	145	325	3	2	659	331	990	839
Glenn	0	0	0	0	0	0	90	0	0	0	90	90	87
Kern	0	0	0	0	69	140	0	0	30	209	30	239	209
Kings	0	0	0	0	36	0	5	0	0	36	5	41	41
Lake	3	8	0	1	37	89	18	24	49	138	92	229	180
Los Angeles	0	0	0	0	0	1	5	1	0	1	7	8	8
Madera	0	0	413	135	495	337	154	136	0	1,380	290	1,669	1,670
Mariposa	2	0	0	0	0	0	0	1	0	2	1	3	2
Mendocino	91	26	6	37	27	57	75	82	50	244	207	451	385
Merced	0	0	193	72	55	18	0	0	0	338	0	338	338
Monterey	62	13	39	94	113	148	192	221	319	470	732	1,202	876
Napa	63	31	19	27	128	93	212	172	34	361	419	780	516
Nevada	7	2	0	0	0	0	28	3	0	9	31	40	33
Placer	0	0	0	0	0	0	0	0	0	1	0	1	0
Riverside	9	3	0	7	5	5	0	0	0	28	0	28	28
Sacramento	5	32	29	27	166	438	111	54	0	697	165	862	782
San Benito	6	0	0	0	8	23	2	0	0	37	2	39	40
San Bernardino	1	0	0	3	0	0	0	0	0	4	0	4	4
San Diego	7	0	0	0	0	0	0	0	1	7	1	8	7
San Joaquin	36	18	44	272	523	365	173	128	24	1,257	325	1,581	1,475
San Luis Obispo	96	46	26	139	380	292	295	346	168	979	809	1,787	1,420
Santa Barbara	158	1	9	24	82	205	180	181	78	479	439	918	723
Santa Clara	0	0	1	0	2	2	8	34	0	5	42	46	41
Santa Cruz	5	0	1	0	9	0	4	5	2	15	11	25	19
Shasta	8	0	7	0	0	0	0	0	0	15	0	15	15
Solano	2	0	0	13	3	9	9	12	20	26	41	66	47
Sonoma	149	21	72	137	199	224	216	320	184	800	721	1,522	1,269
Stanislaus	0	0	0	16	252	155	50	9	0	422	59	481	481
Tehama	0	12	0	0	0	0	0	2	0	12	2	14	12
Trinity	0	0	0	0	3	0	16	0	0	3	16	20	20
Tulare	0	0	0	58	26	0	36	0	0	83	36	119	118
Ventura	5	0	0	0	0	0	0	0	0	5	0	5	5
Yolo	192	0	48	0	318	62	29	15	7	620	51	671	647
State Total	1,011	223	967	1,166	3,338	2,870	2,332	1,823	1,008	9,573	5,162	14,735	12,699
TEMPRANILLO *													
Alameda	0	0	0	0	0	0	30	0	0	0	30	30	30
Amador	0	0	1	7	0	4	0	1	0	11	1	12	12
Calaveras	0	0	0	0	0	0	0	5	0	0	5	5	5
El Dorado	0	0	1	2	0	0	1	0	0	3	1	4	4
Fresno	0	0	40	0	0	0	0	0	0	40	0	40	49
Madera	0	0	0	0	0	0	0	0	0	0	0	0	20
Merced	5	0	0	0	0	0	0	0	0	5	0	5	5
Napa	1	0	0	0	4	2	1	6	0	6	7	13	12
Sacramento	0	0	0	0	0	0	0	8	0	0	8	8	0
San Benito	0	0	0	0	0	0	4	0	0	0	4	4	4
San Joaquin	88	0	0	10	101	0	0	21	3	199	24	223	220
San Luis Obispo	0	0	0	0	0	18	0	0	7	18	7	25	20
Santa Barbara	0	0	0	0	0	1	0	0	1	1	1	2	1
Sonoma	6	0	0	0	3	0	0	4	3	9	8	17	13
Stanislaus	195	0	0	0	0	0	0	0	0	195	0	195	195
Tulare	72	9	0	24	0	0	0	0	0	104	0	104	104
Yolo	0	0	0	0	18	0	0	0	0	18	0	18	18
State Total	368	9	41	42	126	25	44	38	14	610	96	706	713

27

127

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
							Acres						
TOURIGA FRANCESCA													
Calaveras	1	0	0	0	0	0	0	0	0	1	0	1	1
Sacramento	0	0	0	0	0	0	0	0	2	0	2	2	0
San Joaquin	0	0	0	24	0	0	0	0	0	24	0	24	0
Santa Barbara	9	0	0	0	25	0	0	0	0	34	0	34	34
State Total	10	0	0	24	25	0	0	0	2	59	2	61	35
ZINFANDEL													
Alameda	117	0	15	0	2	1	16	0	0	135	16	151	151
Amador	1,216	32	77	105	126	28	59	53	12	1,584	124	1,708	1,717
Butte	65	0	0	0	0	0	0	0	0	65	0	65	65
Calaveras	42	1	0	0	0	6	0	0	9	49	9	58	51
Colusa	1,062	19	27	33	0	0	0	0	0	1,141	0	1,141	1,136
Contra Costa	228	1	44	10	43	57	10	12	22	383	44	427	401
El Dorado	168	14	27	2	10	49	4	21	23	268	48	317	264
Fresno	1,216	849	202	165	194	0	11	1	0	2,626	11	2,637	2,621
Glenn	149	0	0	200	0	0	19	0	0	349	19	368	369
Kern	918	170	294	210	263	0	0	0	157	1,855	157	2,012	2,396
Kings	145	106	0	0	0	0	0	0	0	251	0	251	251
Lake	272	25	36	60	30	75	38	21	52	499	111	609	590
Los Angeles	3	0	0	0	0	0	0	0	0	3	0	3	3
Madera	2,124	304	183	119	103	251	20	0	1	3,083	21	3,104	3,232
Mariposa	9	0	0	0	0	0	0	0	0	9	0	9	9
Mendocino	1,439	42	52	91	113	40	31	65	24	1,779	120	1,898	1,953
Merced	821	229	56	128	2	0	0	0	0	1,237	0	1,237	1,237
Monterey	234	34	0	9	11	0	4	4	2	289	9	298	403
Napa	1,287	26	38	62	54	161	39	65	17	1,628	121	1,749	1,885
Nevada	10	2	0	0	1	0	1	0	0	12	1	13	13
Placer	27	3	1	0	0	0	0	0	0	31	0	31	31
Riverside	49	0	0	0	0	0	4	0	0	49	4	53	53
Sacramento	375	173	278	0	34	45	0	73	100	905	173	1,077	874
San Benito	46	0	0	0	9	26	0	0	0	82	0	82	82
San Bernardino	670	1	0	0	0	0	0	0	0	671	0	671	700
San Diego	0	1	0	0	0	0	0	0	0	1	0	1	1
San Joaquin	12,693	1,573	1,942	1,473	1,382	401	175	216	74	19,465	465	19,930	20,192
San Luis Obispo	1,013	51	119	240	491	193	58	23	24	2,106	105	2,211	2,173
San Mateo	2	0	0	0	0	0	0	0	0	2	0	2	2
Santa Barbara	10	0	3	0	0	40	0	0	0	54	0	54	60
Santa Clara	67	0	0	3	1	8	17	0	0	78	17	95	91
Santa Cruz	7	0	2	0	0	1	0	0	0	9	0	9	9
Solano	74	0	3	0	10	0	48	5	0	87	52	139	132
Sonoma	3,248	108	118	194	274	239	183	244	263	4,180	690	4,871	4,611
Stanislaus	981	21	14	35	50	2	2	0	0	1,103	2	1,104	1,109
Sutter	0	0	20	0	0	0	0	0	0	20	0	20	20
Tehama	0	0	0	0	0	0	0	2	0	0	2	2	2
Trinity	0	0	0	0	0	0	10	22	0	0	32	32	32
Tulare	556	193	109	0	0	0	0	0	37	859	37	896	896
Ventura	0	0	0	0	0	0	0	0	0	1	0	1	1
Yolo	50	54	0	63	200	0	0	0	0	367	0	367	385
State Total	31,393	4,032	3,661	3,201	3,403	1,623	747	826	815	47,312	2,388	49,700	50,200
OTHER RED WINE													
Amador	19	2	0	2	9	0	5	0	0	31	5	36	40
Calaveras	1	1	0	0	0	0	2	0	0	2	2	4	4
Colusa	0	0	1	0	4	0	0	0	0	5	0	5	5
Contra Costa	0	0	0	0	0	0	0	0	0	0	0	0	2
El Dorado	3	0	3	0	4	0	1	1	3	11	4	15	13
Fresno	0	0	0	0	0	2	0	21	0	2	21	22	22
Kern	0	0	0	312	170	735	777	0	312	1,217	1,089	2,306	134
Lake	2	1	1	0	1	1	1	0	0	6	1	7	6
Madera	15	0	0	0	30	0	12	0	4	45	16	60	57
Mariposa	0	0	0	0	0	0	0	0	0	0	0	0	1
Mendocino	14	0	0	1	3	2	9	3	1	19	13	32	36
Merced	16	2	0	2	0	0	0	10	0	20	10	29	29
Monterey	2	0	21	0	10	0	0	0	0	33	0	33	38
Napa	43	1	1	4	4	1	4	10	10	54	24	78	71
Nevada	0	0	0	0	0	0	0	0	0	0	0	0	1
Placer	1	0	0	0	0	0	0	0	0	1	0	1	1
Riverside	0	1	1	0	1	0	0	0	0	2	0	2	2
Sacramento	0	0	0	0	0	2	23	0	0	2	23	25	88
San Benito	35	0	0	3	9	0	0	0	0	46	0	46	46
San Bernardino	9	0	0	0	0	0	0	0	0	9	0	9	9
San Diego	3	0	0	1	0	0	0	0	0	5	0	5	0
San Joaquin	25	0	0	0	0	17	0	0	49	42	50	91	65
San Luis Obispo	3	4	0	1	62	6	1	6	9	75	16	91	77
Santa Barbara	0	5	0	0	0	2	0	0	0	7	0	7	8
Santa Clara	20	0	0	0	0	5	5	0	0	25	5	30	26
Santa Cruz	0	0	1	0	0	0	0	0	0	1	0	1	1

128

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
							Acres						
OTHER RED WINE (Cont'd.)													
Solano	1	0	0	0	2	0	0	0	0	3	0	3	3
Sonoma	50	1	0	8	3	17	5	8	5	79	18	97	98
Stanislaus	499	0	0	0	5	1	1	0	0	505	1	505	510
Tehama	2	0	0	0	0	0	0	0	0	2	0	2	4
Tulare	27	21	0	18	41	39	0	49	0	146	49	194	231
Yolo	2	0	0	0	0	0	0	2	0	2	2	4	2
State Total	790	37	28	351	357	827	845	110	393	2,390	1,348	3,738	1,627
TOTAL RED WINE													
Alameda	381	61	73	9	41	94	101	5	90	659	196	855	791
Amador	1,538	59	127	158	172	162	148	153	19	2,216	319	2,535	2,508
Butte	141	0	0	2	3	5	7	0	0	151	7	158	158
Calaveras	109	21	2	11	15	40	52	44	52	198	148	346	293
Colusa	1,098	19	27	43	4	0	0	0	5	1,191	5	1,195	1,189
Contra Costa	545	11	44	66	78	112	51	19	57	856	127	983	967
El Dorado	504	35	62	17	102	140	38	47	58	859	143	1,002	887
Fresno	15,193	3,099	1,143	1,421	2,114	1,842	1,760	340	5	24,812	2,105	26,916	27,064
Glenn	652	0	60	200	0	0	255	0	0	912	255	1,167	1,169
Humboldt	5	1	0	0	0	0	0	0	0	6	0	6	6
Kern	7,485	622	946	1,000	2,513	1,208	1,246	87	530	13,774	1,862	15,636	15,669
Kings	939	322	14	65	123	0	5	0	0	1,463	5	1,468	1,749
Lake	1,226	101	90	228	263	919	486	860	608	2,827	1,954	4,781	4,509
Los Angeles	9	0	0	0	0	12	12	13	0	22	25	46	46
Madera	12,437	1,498	2,005	2,885	2,137	1,788	1,335	383	98	22,750	1,816	24,566	25,495
Marin	55	3	3	0	0	11	1	1	0	72	2	74	74
Mariposa	39	1	0	0	1	0	0	2	0	40	2	42	45
Mendocino	4,650	331	379	643	766	836	719	951	522	7,605	2,191	9,796	9,348
Merced	3,720	1,495	435	803	97	141	64	17	0	6,691	81	6,771	6,999
Monterey	5,553	482	746	1,718	1,366	2,027	1,312	2,464	2,031	11,892	5,806	17,698	16,162
Napa	13,684	1,491	1,543	2,042	3,131	3,081	2,807	2,470	1,327	24,971	6,604	31,575	29,048
Nevada	105	3	2	1	2	1	121	24	0	114	145	259	226
Placer	75	4	2	0	0	0	0	0	0	81	0	81	81
Riverside	319	57	40	13	75	53	31	18	0	556	49	606	578
Sacramento	2,173	878	1,055	740	1,664	1,822	730	443	205	8,332	1,379	9,710	9,446
San Benito	701	30	49	12	492	263	142	147	10	1,548	300	1,847	1,883
San Bernardino	1,063	1	0	4	5	1	0	0	0	1,074	0	1,074	1,141
San Diego	26	3	1	3	1	3	4	3	1	38	7	45	40
San Joaquin	21,827	3,108	3,794	3,874	4,968	3,485	2,378	1,403	752	41,055	4,533	45,587	45,639
San Luis Obispo	4,702	545	947	1,941	2,924	2,213	1,584	1,249	854	13,274	3,688	16,962	14,988
San Mateo	15	0	3	1	2	1	0	0	0	22	0	22	22
Santa Barbara	1,990	99	131	275	649	960	1,264	938	146	4,103	2,348	6,451	5,816
Santa Clara	577	8	14	10	10	79	112	85	4	699	201	901	876
Santa Cruz	52	6	13	2	46	4	16	5	6	121	27	148	133
Shasta	8	0	7	0	0	0	0	0	0	15	0	15	15
Solano	503	26	53	223	215	76	251	64	91	1,095	405	1,500	1,346
Sonoma	14,415	1,260	1,507	2,966	3,643	3,259	3,062	4,599	2,797	27,050	10,457	37,508	33,940
Stanislaus	5,052	235	259	369	639	325	238	75	18	6,879	331	7,210	7,375
Sutter	0	0	20	0	0	0	0	0	0	20	0	20	20
Tehama	14	35	0	0	0	0	0	4	0	50	4	53	55
Trinity	29	0	1	1	3	0	35	27	4	35	66	101	77
Tulare	3,141	870	272	423	953	713	596	292	94	6,371	983	7,354	7,100
Ventura	6	0	0	0	0	0	0	0	0	6	0	6	7
Yolo	972	161	442	346	742	153	125	101	11	2,815	237	3,053	3,107
Yuba	133	1	0	1	0	0	0	0	0	135	0	135	135
State Total	127,858	16,983	16,308	22,514	29,957	25,830	21,087	17,331	10,393	239,451	48,811	288,262	278,220

* Synonyms for variety names are shown on Page 3.

1/ Non-bearing years are 1999, 2000, and 2001. Thompson Seedless and all table grapes begin bearing after one non-bearing year in Riverside and Imperial counties.

129





Final Grape
Crush Report,
2001 Crop

Reissued September 2002





California Department of Food and Agriculture

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Vic Tolomeo, State Statistician	Phone: (916) 498-5161
1220 'N' Street, Room 243	Fax: (916) 498-5186
Sacramento, CA 95814	E-mail: nass-ca@nass.usda.gov

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```
┌─────────────────────────────────────────────────────────────────┐
│                                                                   │
│              CALIFORNIA GRAPE ACREAGE                             │
│                 TABLE DEFINITIONS                                 │
│                                                                   │
└─────────────────────────────────────────────────────────────────┘
```

SUMMARY: The Summary includes survey methods, data clarifications, survey results, and acknowledgments.

TABLE 1:   ALL GRAPES: Acreage standing by type, by year planted.

TABLE 2:   RAISIN TYPE GRAPES: Acreage standing by variety, by year planted.

TABLE 3:   TABLE TYPE GRAPES: Acreage standing by variety, by year planted.

TABLE 4:   WHITE WINE TYPE GRAPES: Acreage standing by variety, by year planted.

TABLE 5:   RED WINE TYPE GRAPES: Acreage standing by variety, by year planted.

TABLE 6:   RAISIN TYPE GRAPES: Acreage standing by variety and county, by year planted.

TABLE 7:   TABLE TYPE GRAPES: Acreage standing by variety and county, by year planted.

TABLE 8:   WHITE WINE TYPE GRAPES: Acreage standing by variety and county, by year planted.

TABLE 9:   RED WINE TYPE GRAPES: Acreage standing by variety and county, by year planted.

TABLE 10:   ALL WINE TYPE GRAPES: Acreage standing by county, by year planted.

TABLE 11:   ALL GRAPES (excluding rootstock): Bearing, non-bearing, and total acreage by county.

TABLE 12:   GRAPE CRUSH DISTRICTS: Acreage standing by type and variety, by district.

Return to: Top of Document; CASS Publications; CASS Homepage; Questions?

California Agricultural Statistics Service
P.O. Box 1258
Sacramento, CA 95812
Phone: (916) 498-5161

131

GRAPE ACREAGE TABLE DEFINITIONS

FAX: (916) 498-5186
E-mail: nass-ca@nass.usda.gov

132

http://www.nass.usda.gov/ca/bul/acreage/gab-table-def.htm   11/30/2002

California Agricultural Statistics Service

Street Address: 1220 N Street, Room 243, Sacramento, CA 95814
Mail Address: P.O. Box 1258, Sacramento, CA 95812-1258
Phone: (916) 498-5161
FAX: (916) 498-5186
E-mail: nass-ca@nass.usda.gov

Vic Tolomeo, State Statistician
Jack Rutz, Deputy State Statistician

ESTIMATES GROUP	Phone Extension	SURVEYS GROUP	Phone Extension	INFORMATION SYSTEMS GROUP	Phone Extension	SAMPLING GROUP	Phone Extension
Gary Nelson, Group Leader	123	Sid Williams, Group Leader	115	Bob Losa, Group Leader	110	Kelly Albelo, Group Leader	138
Doug Flohr	144	Juan Albelo	109	Mitch Graham	112	Jeff Olson	111
Suzanne Adams	134	Martha Leighton	118			Kim Moreno	145
Shawn Clark	131	John McDonnell	116				
Fred Granja	140	Tom McNair	117				
Seth Hoyt	132	Charlotte Parker	119				
Sharyn Lavender	143						
Tom Marr	129						
Jonathan Straight	128						
Travis Thorson	133						
Jennifer Van Court	127						

133

APPENDIX A-4

134



FINAL
GRAPE CRUSH REPORT
2001 CROP

Reissued September 2002

CALIFORNIA DEPARTMENT OF FOOD AND AGRICULTURE
SACRAMENTO, CALIFORNIA

135

TABLE OF CONTENTS

COMPILED AND PUBLISHED BY:

California Agricultural Statistics Service (CASS)
1220 N Street, Room 243
P.O. Box 942871
Sacramento, CA 94271-0001

Phone: (916) 498-5161 ---- Fax: (916) 498-5186
E-mail: nass-ca@nass.usda.gov ---- Web: www.nass.usda.gov/ca

SEPTEMBER 2002

136

California Agricultural Statistics Service
publications are available
on the Internet at:

http://www.nass.usda.gov/ca

137

GRAPE CRUSH REPORT OVERVIEW

This Bulletin is a reissue of the 2001 Grape Crush Report published earlier in March 2002. The Report presents final 2001 grape crush statistics and it includes revisions made since the March report. The reissue was required to include late reports and address a number of processing and reporting errors which affected results for some district/variety numbers. Many of the data corrections, additional and late reported data were a result of the new Pierce's Disease Assessment program which was implemented this year for the first time.

Details of the crushed tonnage, degrees Brix, and weighted average prices were reported by grape type and variety, as well as by grape pricing districts. The 17 districts refer to the area in which the grapes were grown as defined in the Administrative Code. A district map is located on the inside of the front cover. Beginning with the 2000 crop year, Valdepenas variety grapes were combined with Tempranillo variety grapes, and Muscadelle variety grapes were combined with Sauvignon Vert variety grapes. In 2001, Pinot St. George variety grapes were combined with Negrette, Syrah Noir with Syrah, and Touriga with Touriga Nacional.

Information contained in this Report was supplied by processors to fulfill the reporting requirements of Section 55601.5 of the Food and Agricultural Code.

SUMMARY OF GRAPE TONNAGES AND PRICES

The 2001 crush totaled 3,368,265 tons, down 15 percent from the record 2000 crush of 3,951,185 tons. Red wine varieties accounted for the largest share of all grapes crushed, at 1,706,037 tons, down 6 percent from 2000. The 2001 white wine variety crush totaled 1,299,921 tons, down 13 percent from 2000. Tons crushed of raisin type varieties totaled 261,719, down 49 percent from 2000, while tons crushed of table type varieties totaled 100,589 down 16 percent from 2000. (See chart below.)

Beginning with the 1999 season, the Grape Crush Report includes the total number of tons crushed that will be marketed as grape concentrate. In determining grape tonnage crushed for concentrate production, each processor was required to report the estimated equivalent tons of grapes crushed that are expected to be marketed as grape concentrate. For the 2001 season, this total was 536,614 tons, approximately 16 percent of the 2001 grape crush total. This report provides only the aggregate figure for grapes crushed for concentrate production and does not include information by district, type, or variety.

California grape growers received prices in 2001 for raisin, table, and white wine grapes that were, on average, less than the 2000 prices, while the prices received for red were, on average, above the 2000 prices. The 2001 average price of all varieties was $554.73, up 10 percent from 2000. Average prices for the 2001 crop by type were as follows: red wine grapes, $680.45, up 8 percent from 2000; white wine grapes, $491.28, down 2 percent from 2000; raisin grapes, $85.65, down 32 percent; and table grapes, $87.16, down 26 percent. These price levels have not been adjusted for inflation.



California Grapes, Tons Crushed 1990-2001

Source: California Agricultural Statistics Service (CASS)

138

CALIFORNIA GRAPE CRUSH TONNAGE AND PRICE, 1988-01

Crop Year	Raisin Type		Table Type		Red Wine Type		White Wine Type		All Types	
	Tons (1,000)	Dollars Per Ton	Tons (1,000)	Dollars Per Ton	Tons (1,000)	Dollars Per Ton	Tons (1,000)	Dollars Per Ton	Tons (1,000)	Dollars Per Ton
1988	415	116	312	131	760	409	1,356	238	2,843	253
1989	370	132	211	128	872	410	1,272	297	2,725	297
1990	268	126	170	127	804	355	1,331	277	2,573	276
1991	284	150	157	141	840	383	1,289	319	2,570	310
1992	785	182	217	170	888	438	1,209	364	3,099	325
1993	452	152	137	147	979	430	1,327	316	2,895	323
1994	239	118	123	136	936	462	1,242	317	2,540	344
1995	432	164	170	162	1,052	515	1,175	351	2,829	372
1996	618	191	117	188	1,079	611	1,094	469	2,908	452
1997	786	185	212	169	1,461	656	1,433	546	3,891	497
1998	506	164	135	150	1,333	643	1,194	521	3,169	502
1999	419	200	149	187	1,422	649	1,195	518	3,185	525
2000	513	125	120	118	1,816	628	1,503	500	3,951	504
2001	262	86	101	87	1,706	680	1,300	491	3,368	555

Source: California Agricultural Statistics Service (CASS)

LEADING GRAPE VARIETIES AND DISTRICTS

In 2001, Chardonnay accounted for the largest percentage of crush volume with 17 percent. Cabernet Sauvignon accounted for the second leading percentage of crush with 11 percent of the total crush. The next eight highest percentages of grapes crushed, with the exception of Thompson Seedless, were all wine varieties.

Grapes produced in District 4 (Napa County) received the highest average price of $2,827.06 per ton, up 15 percent from 2000. District 3 (Sonoma and Marin counties) received the second highest return of $2,158.97, up 6 percent from 2000. Of the grapes grown Statewide, Negrette received the highest average price of $2,142.58 1/ per ton followed by Vernaccia with $2,033.32 1/ per ton. Marechal Foch, Blaufraenkisch, and De Chaunac rounded out the top five highest average prices with $2,000.00 1/ per ton each. The 2001 Chardonnay price of $845.83 was down 6 percent from 2000, while the 2001 Cabernet Sauvignon price of $1,068.82 was up 2 percent from 2000. The 2001 average price for Merlot and Zinfandel grapes increased to $1,006.65 and $526.55, up 6 percent and 13 percent from 2000, respectively.

1/ These purchases involved less than 50 tons.

139



Leading Varieties Crushed
Percent of Total Crush
2001 Crop

- Barbera 2.7%
- Grenache 2.9%
- Chenin Blanc 3.8%
- Rubired 4.1%
- Thompson Seedless 7.6%
- Merlot 8.1%
- Zinfandel 10.0%
- French Columbard 10.4%
- Cabernet Sauvignon 11.5%
- Chardonnay 18.9%
- All Other Varieties 22.1%

Source: California Agricultural Statistics Service (CASS)



Grape Crush, Dollars Per Ton
By Type, 1990-2001

Red Wine $680
All Types $555
White Wine $491
Raisin $86
Table $87

Source: California Agricultural Statistics Service (CASS)

3

140

EXPLANATION OF TABLES

TABLE 1 is a <u>summary of the 2001 crop State totals</u> by grape type and varieties that are shown in detail by grape pricing districts in Tables 2 through 6. State totals and averages for 2000 are shown for comparison.

TABLE 2 includes <u>over-the-scale fresh tonnage of all grapes crushed</u> by California processors from the 2001 crop. Over-the-scale fresh weight tonnage includes materials other than grapes (MOG) and defects. This table is broken down by the 17 grape pricing districts and by variety. State totals for 2000 are shown for comparison. Crushed tonnage includes <u>all grapes crushed</u> whether: grown and crushed by processors; purchased and crushed by processors; crushed by cooperatives, juice manufacturers, etc.; or crushed for others, including growers.

TABLE 3 shows the <u>weighted average degrees Brix for all grapes crushed</u> (TABLE 2) by California processors from the 2001 crop. The weighted average degrees Brix is reported by grape pricing districts and variety. State averages for 2000 are shown for comparison.

TABLE 4 includes <u>net weight fresh tonnage of all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy</u> by California processors from the 2001 crop. Net weight fresh tonnage does not include material other than grapes (MOG) and defects or other weight adjustments deducted from gross weight. The purchased tonnage is reported by variety and grape pricing districts. State totals for 2000 are shown for comparison. TABLE 4 does not include tonnage purchased as distilling material other than beverage brandy, this is shown in TABLE 7. Prices for all tonnage shown in this table are final and not subject to change. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts are not included.

TABLE 5 shows the <u>weighted average degrees Brix for all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy</u> (TABLE 4) by California processors from the 2001 crop. The weighted average degrees Brix is reported by grape pricing districts and variety. State averages for 2000 are shown for comparison. TABLE 5 does not include degrees Brix of tonnage purchased as distilling material other than beverage brandy, this is shown in TABLE 7. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts are not included.

TABLE 6 gives the <u>weighted average price per ton, delivered basis, of all tonnage purchased for wine, concentrate, juice, vinegar, and beverage brandy</u> (TABLE 4) by California processors from the 2001 crop. The weighted average prices are reported by variety, and grape pricing districts. State averages for 2000 are shown for comparison. TABLE 6 does not include prices of tonnage purchased as distilling material other than beverage brandy, this is shown in TABLE 7. Prices shown in this table are final and not subject to change. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts are not included.

Weighted average prices reflect final prices through January 10, 2002 and include any Brix adjustments, bonuses or allowances. Prices from some reference price contracts written prior to January 1, 1977 may be included if settled by January 10, 2002. Prices are equivalent to delivered basis in the area grown including normal within-area hauling allowances. Purchases made on a roadside basis include the usual hauling allowance for local delivery in the area grown. Out-of-area purchases made on a delivered basis do not include extra hauling allowances for delivery outside the area.

The following example indicates the method used for calculating weighted averages:

								DATA PAGE													
IDENTIFICATION				SECTION I. Total Grapes Crushed At Your Facility			SECTION II. Final Prices Of Grapes Purchased From Grower(s) For Wine, Concentrate, Juice, Vinegar And Beverage Brandy														
VARIETY (List full name)	Dist. Where Grown	Code	Line	Over The Scale Tons	Wtd. Avg. Degrees Brix	Total Brix (Col. 3 X Col. 4)	Purchased Tons Only		Wtd. Avg. Degrees Brix	Total Brix (Col. 5 X Col. 7)	Base Price Per Ton	Acceptable Brix Limits		Brix Adjustment Factors Per Degrees Brix Per Ton Plus & Minus	Office Use	Brix Adjustment Limits			Wtd. Avg. Price Per Ton	Total Paid (Col. 5 x Col. 16)
							All Purchased Tons	Non-Related Purchased Tons				Min.	Max.			Base	Min.	Max.		
		1	2	3	4	A	5	6	7	8	8	9	•10	11	12	13	14	15	16	C.
Petite Sirah	1			155.5	20.6	3,203.3	100.0	100.0	20.1	2,010.0	450.0	19.0	25.0	+ or - 10%		22.0	20.0	24.0	364.50	36,450.00
Petite Sirah	1			20.5	19.0	389.5	20.5	20.5	19.0	389.50	450.0	19.0	25.0	+ or - 10%		22.0	20.0	24.0	418.50	8,579.25
Petite Sirah	1			10.6	23.5	249.1	10.6	10.6	23.5	249.10	450.0	19.0	25.0	+ or - 10%		22.0	20.0	24.0	517.50	5,485.50
Combined	1			186.6	20.6	3,841.9	131.1	131.1	20.2	2,648.6	450.0	19.0	25.0	+ or - 10%		22.0	20.0	24.0	385.31	50,514.75

141

Column 4 was obtained by dividing the total Over the Scale Tons (Column 3) into the Total Brix of these same tons (Column A):

$$\frac{3,841.9}{186.6} = 20.6$$

Column 7 was obtained by dividing the Purchased Tons Only (Column 5) into the Total Brix of these same tons (Column B):

$$\frac{2,648.6}{131.1} = 20.2$$

Column 16 was obtained by dividing the total Purchased Tons Only (Column 5) into the total dollars paid for these same tons (Column C):

$$\frac{\$50,514.75}{131.1} = \$385.31$$

TABLE 7 shows all grape tonnage purchased as distilling material other than beverage brandy by California processors from the 2001 crop. The tonnage, weighted average degrees Brix and price per ton are shown by grape type and variety. State totals and averages for 2000 are given for comparison.

TABLE 8 shows base prices paid to growers by Brix adjustment factors, purchased tonnage, type, variety and reporting district where grown. Weighted average base prices and total purchased tonnage are included.

The Brix adjustment factors determine adjustments to base prices to compensate for sugar variations. In this report, adjustments are expressed in dollars per ton, or percent of base price per degree variance from the established Brix base. Occasional lots are traded on price per degree Brix as delivered.

TABLE 9 includes tonnage of all grapes crushed to growers' accounts by California processors from the 2001 crop. Growers retained ownership of these grapes at the time of crushing. This tonnage is reported by grape pricing district and variety. Comparisons with 2000 are shown. *(Table 9 only appears in the Final Grape Crush Report.)*

TABLE 10 gives the weighted average price per ton, delivered basis, of all tonnage purchased from non-related sources for wine, concentrate, juice, vinegar, and beverage brandy (TABLE 4) by California processors from the 2001 crop. The weighted average prices are reported by variety, and grape pricing districts. State averages for 2000 are shown for comparison. TABLE 10 does not include prices of tonnage purchased as distilling material other than beverage brandy, this is shown in TABLE 7. Prices shown in this table are final and not subject to change. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts are not included.

Non-Related Purchased Tons: Excludes tonnage of grapes purchased from a grower if:

(a)   The grower or an affiliate of the grower, or both the grower and the affiliate of the grower, owned, directly or indirectly, at least 5 percent of the indicia of ownership or voting authority of the winery (processor);

(b)   The winery (processor) or an affiliate of the winery, or both the winery and the affiliate of the winery, owned, directly or indirectly, at least 5 percent of the indicia of ownership or voting authority of the grower;

(c)   The winery (processor) or an affiliate of the winery, or both the winery and the affiliate of the winery, provided long-term financing to the grower in exchange for rights or options to purchase a significant portion of the grower's harvest.

Synonyms for Grape Variety Names
(First synonym listed was used for this publication.)

Alicante Bouschet -- Alicante	Malvasia Bianca -- Vennentino, Vermintino	Red Globe -- Rose Ito
Black Corinth -- Zante Current	Marechal Foch -- Foch	Refosco -- Mondeuse
Black Prince -- Rose of Peru	Mataro -- Mourvedre	Rubired -- Tintoria
Burger -- Monbadon	Meunier -- Pinot Meunier	Ruby Seedless -- King Ruby
Chardonnay -- Pinot Chardonnay	Muscat Blanc -- Muscat Canelli,	Sangioveto -- Sangiovese, Brunello
Cinsaut -- Black Malvoisie, Black Malvasia	Muscat Blanc A Petits Grains	Sauvignon Vert -- Muscadelle
Emerald Seedless -- Black Seedless	Muscat Hamburg -- Black Muscat	St. Emillon -- Ugni Blanc, Trebbiano
Flame Seedless -- Red Flame	Negrette -- Pinot St. George	Sugraone -- Superior Seedless Brand
Gamay (Napa) -- Gamay, Valdiguie	Olivette Blanche -- Lady Finger	Syrah -- Syrah Noir, French Syrah, Shiraz
Gray Riesling -- Trousseau Gris	Palomino -- Golden Chasselas	Tempranillo -- Tinta Roriz, Valdepenas
Grenache -- Grenache Noir	Pinot Gris -- Pinot Grigio	Touriga Nacional -- Touriga
Italia -- Muscat Italia	Portugieser Blauer -- Blue Portugues	Trousseau -- Bastardo
Malaga -- White Malaga	Red Crimson -- Crimson Seedless	White Riesling -- Johannisberg Riesling, Riesling

5

142

Type and Variety	1	2	3	4	5	6	7	8	9	10
						Tons				
RAISIN GRAPES:										
Black Corinth *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Canner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dovine	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fiesta	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sultana	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Thompson Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.0
Other Raisin 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Raisin	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.0
TABLE GRAPES:										
Black Hamburg	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Black Monukka	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Black Prince *	0.0	0.0	0.0	0.0	0.0	11.2	0.0	0.0	0.0	0.0
Calmeria	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cardinal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Christmas Rose	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Concord	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	47.2	0.0
Dawn Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emerald Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emperatriz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emperor	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Exotic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fantasy Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flame Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flame Tokay	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Italia *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Jade Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Majestic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malaga *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Marroo	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Olivette Blanche *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perlette	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Queen	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Crimson *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Globe *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ribier	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rouge	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ruby Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sugraone *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Packinghouse Culls	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Table 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Table	0.0	0.0	0.0	0.0	0.0	11.2	0.0	0.0	47.2	0.0
WINE GRAPES (WHITE):										
Arneis	10.8	0.0	53.1	0.0	0.0	20.9	21.7	0.0	0.0	0.0
Burger *	0.0	0.0	0.0	1.8	0.0	0.0	0.0	0.0	0.0	0.0
Catarratto	0.0	0.0	0.0	0.0	0.0	1.0	7.6	8.5	0.0	0.0
Chardonnay *	21,262.8	2,059.3	52,695.8	25,588.0	6,009.3	8,286.5	99,360.3	59,344.8	9,009.4	995.8
Chenin Blanc	812.8	7.3	225.4	281.9	1,403.1	10.5	5,413.5	2,853.3	224.2	31.3
Cortese	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.0	0.0	0.0
Emerald Riesling	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flora	2.0	0.0	0.0	23.2	0.0	0.0	0.0	0.0	0.0	2.6
Folle Blanche	0.0	0.0	20.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0
French Colombard	394.7	0.0	795.4	1.4	195.2	2.0	965.1	0.0	0.0	188.4
Gewurztraminer	927.4	402.0	506.7	28.4	0.0	362.3	3,296.3	2,402.3	8.5	13.9
Gray Riesling *	0.0	0.0	38.5	0.0	0.0	28.8	0.0	0.0	0.0	0.0
Green Hungarian	3.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Grenache Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.6	0.8	0.4
Kleinberger	0.0	0.0	4.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malvasia Bianca *	0.0	0.0	32.5	3.9	21.8	6.9	757.8	2.9	0.0	0.0
Marsanne	20.7	0.0	44.1	29.0	0.0	44.9	174.0	77.7	0.0	20.0
Melon	0.0	0.0	17.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Muscat Blanc *	107.5	251.7	103.8	229.6	0.0	11.7	503.0	778.9	4.1	67.4
Muscat Orange	45.6	0.0	0.0	0.0	0.0	18.8	89.7	65.2	7.7	66.5
Muscat of Alexandria	0.0	0.0	1.1	0.0	0.0	0.0	0.0	0.0	115.1	0.0
Palomino *	0.0	0.0	21.8	0.0	0.0	24.0	0.0	0.0	0.0	0.0
Pedro Ximenes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pinot Blanc	143.0	5.5	323.0	131.0	0.0	3.9	1,514.3	592.8	0.0	0.0
Pinot Gris *	176.4	0.0	1,091.8	664.5	177.2	78.7	1,455.8	654.4	3.1	18.8
Roussanne	12.7	0.0	28.7	30.2	0.0	2.2	15.4	154.5	0.3	24.5
Sauvignon Blanc	3,705.3	6,882.0	8,266.7	8,565.6	989.6	1,436.0	6,956.3	6,911.1	981.7	450.5
Sauvignon Musque	0.0	2.6	114.3	217.4	0.0	17.1	57.6	0.0	0.0	0.0
Sauvignon Vert *	0.0	0.0	2.8	6.4	0.0	0.0	0.7	0.0	0.0	0.0
Scheurebe	0.0	0.0	0.0	28.1	0.0	0.0	0.0	0.0	0.0	0.0
Semillon	83.5	307.5	667.1	871.6	150.1	223.5	432.7	513.9	61.4	59.4
St. Emilion *	0.0	0.0	0.0	0.0	0.0	25.4	0.0	0.0	0.0	0.0
Sylvaner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	37.9	0.0	0.0
Symphony	3.5	0.0	0.0	0.0	195.8	0.0	0.0	0.0	213.4	50.9
Tocai Friulano	31.1	0.0	12.4	2.2	0.0	21.5	17.2	8.4	0.0	0.0

143

Type and Variety	11	12	13	14	15	16	17	2001 State Total	2000 State Total
					Tons				
RAISIN GRAPES:									
Black Corinth *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	118.6
Canner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	443.4
Dovine	0.0	0.0	254.4	0.0	0.0	0.0	0.0	254.4	0.0
Fiesta	0.0	0.0	6,719.9	0.0	0.0	0.0	0.0	6,719.9	21,531.6
Sultana	0.0	0.0	66.9	0.0	0.0	0.0	0.0	66.9	0.0
Thompson Seedless	0.0	1,359.6	170,581.1	81,879.0	856.6	0.0	0.0	254,677.3	489,624.2
Other Raisin 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,241.8
Total Raisin	0.0	1,359.6	177,622.3	81,879.0	856.6	0.0	0.0	261,718.5	512,959.6
TABLE GRAPES:									
Black Hamburg	0.0	0.0	4.2	0.0	0.0	0.0	0.0	4.2	1.2
Black Monukka	0.0	0.0	10.0	0.0	0.0	0.0	0.0	10.0	22.6
Black Prince *	0.0	0.0	0.0	0.0	0.0	10.4	0.0	21.6	21.5
Calmeria	0.0	0.0	0.0	3,497.6	0.0	0.0	0.0	3,497.6	1,436.4
Cardinal	0.0	0.0	0.0	203.3	0.0	0.0	0.0	203.3	179.9
Christmas Rose	0.0	0.0	0.0	1,038.5	0.0	0.0	0.0	1,038.5	926.6
Concord	0.0	0.0	0.0	0.0	0.0	0.0	0.0	47.2	10.3
Dawn Seedless	0.0	0.0	0.0	5.1	0.0	0.0	0.0	5.1	0.0
Emerald Seedless *	0.0	0.0	0.0	760.0	0.0	0.0	0.0	760.0	926.3
Emperatriz	0.0	0.0	0.0	62.0	0.0	0.0	0.0	62.0	0.0
Emperor	0.0	0.0	0.0	1,384.8	0.0	0.0	0.0	1,384.8	3,911.0
Exotic	0.0	0.0	0.0	384.1	0.0	0.0	0.0	384.1	63.1
Fantasy Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	153.7
Flame Seedless *	0.0	0.0	852.1	12,116.5	4,211.1	0.0	0.0	17,179.7	23,243.3
Flame Tokay	14,568.8	0.0	0.0	0.0	0.0	0.0	0.0	14,568.8	26,135.4
Italia *	0.0	0.0	0.0	1,863.9	0.0	0.0	0.0	1,863.9	738.6
Jade Seedless	0.0	0.0	0.0	578.2	0.0	0.0	0.0	578.2	346.3
Majestic	0.0	0.0	0.0	128.7	0.0	0.0	0.0	128.7	0.0
Malaga *	0.0	0.0	2,352.1	3,817.4	0.0	0.0	0.0	6,169.5	8,852.6
Marroo	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	483.7
Olivette Blanche *	0.0	0.0	0.0	46.7	0.0	0.0	0.0	46.7	0.0
Perlette	0.0	0.0	0.0	626.9	0.0	0.0	0.0	626.9	272.1
Queen	0.0	0.0	0.0	58.0	0.0	0.0	0.0	58.0	0.0
Red Crimson *	0.0	0.0	200.9	5,047.1	0.0	0.0	0.0	5,248.0	484.3
Red Globe *	0.0	0.0	0.0	16,902.8	0.0	0.0	0.0	16,902.8	14,724.7
Red Seedless	0.0	0.0	0.0	9,768.1	0.0	0.0	0.0	9,768.1	7,473.0
Ribier	0.0	0.0	119.2	1,806.3	0.0	0.0	0.0	1,925.5	2,078.4
Rouge	0.0	0.0	0.0	1,650.5	0.0	0.0	0.0	1,650.5	940.0
Ruby Seedless *	0.0	0.0	378.7	3,916.1	0.0	0.0	0.0	4,294.8	8,524.6
Sugraone *	0.0	0.0	0.0	140.3	0.0	0.0	0.0	140.3	0.0
Packinghouse Culls	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	990.8
Other Table 1/	0.0	0.0	8,367.4	3,652.9	0.0	0.0	0.0	12,020.3	16,778.7
Total Table	14,568.8	0.0	12,284.6	69,455.8	4,211.1	10.4	0.0	100,589.1	119,719.1
WINE GRAPES (WHITE):									
Arneis	0.0	0.0	0.0	0.0	0.0	0.0	0.0	106.5	88.0
Burger *	8,822.0	5,665.1	24,873.2	5,873.1	0.0	5.7	1,371.6	46,612.5	45,533.2
Catarratto	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	0.0
Chardonnay *	107,832.0	56,745.5	55,812.8	31,089.9	10.4	2,884.2	29,308.4	568,295.2	650,524.7
Chenin Blanc	4,288.1	11,544.1	69,711.6	25,456.4	0.0	156.4	7,047.3	129,467.2	152,097.1
Cortese	0.0	0.0	0.0	0.0	0.0	15.7	0.0	22.7	20.8
Emerald Riesling	0.0	0.0	0.0	1,882.0	0.0	0.0	0.0	1,882.0	2,477.6
Flora	0.0	0.0	0.0	0.0	0.0	0.0	0.0	27.8	45.7
Folle Blanche	0.0	0.0	0.0	0.0	0.0	0.0	0.0	20.6	11.8
French Colombard	8,275.7	33,434.3	234,775.5	71,085.9	0.0	0.0	0.0	350,113.6	433,582.9
Gewurztraminer	28.0	0.0	0.0	0.0	0.0	20.9	121.2	8,117.9	7,893.7
Gray Riesling *	41.7	0.0	0.0	0.0	0.0	0.0	0.0	109.0	240.9
Green Hungarian	0.0	0.0	0.0	96.7	0.0	0.0	0.0	99.8	112.0
Grenache Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.8	6.5
Kleinberger	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.9	5.4
Malvasia Bianca *	2,024.7	6,259.4	1,950.6	574.0	0.8	0.0	0.0	11,635.3	15,367.0
Marsanne	0.0	0.0	0.0	0.0	0.0	1.3	0.0	411.7	326.7
Melon	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	12.5
Muscat Blanc *	263.4	312.4	3,471.6	169.6	14.5	143.1	60.9	6,493.2	7,301.7
Muscat Orange	206.9	105.1	260.7	0.0	0.0	0.0	0.0	866.2	874.4
Muscat of Alexandria	0.0	256.1	24,523.2	21,171.7	0.0	21.7	0.0	46,088.9	55,714.2
Palomino *	0.0	0.0	4,036.7	0.0	0.0	54.8	0.0	4,137.3	5,780.7
Pedro Ximenes	0.0	0.0	0.0	0.0	0.0	5.7	0.0	5.7	0.0
Pinot Blanc	0.0	0.0	0.0	0.0	0.0	26.5	0.0	2,740.0	3,401.7
Pinot Gris *	1,820.8	1,403.6	19.6	1,344.7	0.0	21.6	694.7	9,625.7	6,596.4
Roussanne	0.0	0.0	0.0	0.0	0.0	3.9	8.5	281.0	227.9
Sauvignon Blanc	17,689.6	5,763.4	1,193.4	1,675.7	9.5	253.0	3,272.3	75,001.7	74,998.7
Sauvignon Musque	0.0	0.0	0.0	0.0	0.0	0.0	0.0	409.0	454.5
Sauvignon Vert *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.9	24.6
Scheurebe	0.0	0.0	0.0	0.0	0.0	0.0	0.0	28.1	31.9
Semillon	2,143.5	1,150.0	1,554.4	1,155.9	0.0	14.6	0.0	9,389.2	9,310.0
St. Emilion *	0.0	0.0	1,130.5	0.0	31.0	0.0	0.0	1,186.9	2,594.3
Sylvaner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	37.9	143.4
Symphony	675.5	112.1	4,078.9	850.4	21.8	0.0	1,245.6	7,447.9	6,772.1
Tocai Friulano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	92.8	93.9

9

Type and Variety	1	2	3	4	5	6	7	8	9	10
					Tons					
WINE GRAPES (WHITE): (Cont'd.)										
Verdelho	0.0	0.0	0.0	0.0	0.0	1.0	0.0	9.7	0.0	0.0
Vernaccia	0.0	0.0	18.1	0.0	0.0	6.7	0.0	0.0	0.0	0.0
Viognier	460.0	45.4	474.0	359.8	162.6	184.0	820.0	908.1	424.0	110.9
White Riesling *	256.5	153.0	95.6	454.9	0.0	10.5	6,542.7	1,212.3	11.8	32.0
Other White 1/	0.0	0.5	12.9	8.1	0.0	19.3	1.9	5.0	0.3	3.6
Total White	28,459.4	10,116.8	65,668.2	37,527.0	9,304.7	10,848.2	128,403.6	76,558.3	11,065.8	2,136.9
WINE GRAPES (RED):										
Aglianico	0.0	0.0	0.0	0.4	0.0	0.0	0.0	10.5	0.0	11.3
Aleatico	0.0	0.0	18.8	0.0	0.0	0.0	0.1	0.0	0.0	0.0
Alicante Bouschet *	0.0	0.0	119.5	0.0	1.8	16.6	5.8	3.4	46.3	1.5
Alvarelhao	0.0	0.0	0.0	0.0	0.0	0.0	1.0	5.6	0.0	6.2
Barbera	241.5	127.0	289.0	132.2	0.0	241.6	120.5	288.4	7.3	670.7
Blaufraenkisch	0.0	0.0	0.0	0.5	0.0	0.0	0.0	13.5	0.0	0.0
Cabernet Franc	289.3	274.0	2,312.3	3,056.1	33.1	158.7	845.9	1,367.5	7.7	460.2
Cabernet Sauvignon	6,127.0	5,437.6	32,226.7	41,329.2	2,842.1	3,356.3	25,951.1	40,769.0	3,508.4	1,507.3
Carignane	2,359.5	0.0	586.5	33.9	127.5	613.1	10.9	1.2	0.0	12.2
Carmeniere	0.0	3.1	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Carmine	0.0	0.0	10.6	0.0	0.0	0.0	20.0	0.3	8.9	0.0
Carnelian	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Centurian	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	440.0	0.0
Charbono	46.8	0.0	0.0	143.3	0.0	1.0	23.7	0.0	0.0	11.8
Cinsaut *	0.4	0.5	25.4	0.0	0.0	30.9	24.2	87.1	0.0	5.9
Counoise	0.1	0.0	0.0	0.0	0.0	32.6	0.0	75.0	0.0	0.0
De Chaunac	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dolcetto	36.8	0.0	100.0	54.7	17.8	7.4	109.9	86.3	2.2	8.2
Durif	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Early Burgundy	0.0	0.0	6.2	7.0	0.0	0.0	12.3	0.0	0.0	0.0
Freisa	0.0	0.0	15.2	0.0	0.0	2.7	35.4	0.0	0.0	6.7
Gamay (Napa) *	107.9	136.9	149.4	405.6	626.2	2.4	357.4	707.9	0.8	0.0
Gamay Beaujolais	0.0	0.0	1.7	36.3	0.0	0.0	0.0	0.0	0.0	0.0
Graciano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.7
Grand Noir	0.0	0.0	0.0	0.0	0.0	2.6	0.0	11.5	0.0	0.0
Grenache *	217.4	2.4	175.2	52.8	1.3	216.8	858.1	429.0	7.0	80.5
Grignolino	0.0	0.0	0.0	13.9	0.0	9.1	0.0	0.0	0.0	0.0
Lagrein	0.0	0.0	0.0	0.0	0.0	0.0	4.7	50.2	0.0	0.0
Lambrusco	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malbec	9.1	37.6	467.9	280.8	4.9	8.0	216.7	149.1	161.4	14.1
Marechal Foch *	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mataro *	2.5	2.0	107.0	38.6	1.8	596.0	42.7	321.7	4.0	61.8
Merlot	7,507.1	2,047.8	27,924.8	23,728.1	2,423.5	4,451.8	26,826.4	21,622.6	2,446.3	1,021.2
Meunier *	14.2	0.0	565.7	253.9	0.0	0.0	0.0	0.0	0.0	0.0
Mission	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	23.3
Montepulciano	8.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.9	0.0
Muscat Hamburg *	0.0	0.0	10.8	0.4	0.0	21.1	0.0	0.0	0.0	8.3
Nebbiolo	11.9	1.4	86.5	10.8	0.0	17.4	8.2	187.1	0.8	40.9
Negrette *	0.0	0.0	0.0	0.0	0.0	0.0	29.1	0.0	0.0	0.0
Negroamaro	2.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Petit Verdot	21.7	68.2	299.9	643.0	0.0	65.1	87.6	321.5	146.0	15.3
Petite Sirah	838.9	407.5	1,006.9	840.0	64.7	477.4	729.9	1,763.0	558.3	88.4
Pfeffer Cabernet	0.0	0.0	0.0	0.0	0.0	3.8	15.3	0.0	0.0	0.0
Pinot Noir	4,525.9	0.0	20,844.3	9,383.7	1,115.2	524.3	16,131.6	7,641.9	52.2	16.9
Pinotage	4.2	0.0	7.5	10.2	0.0	0.0	0.0	0.0	0.0	19.2
Portugieser Blauer *	5.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Primitivo	0.0	0.0	56.3	50.9	13.7	0.0	12.2	124.7	0.0	43.3
Refosco *	0.0	0.0	0.5	2.4	0.0	4.1	56.6	75.5	0.0	11.4
Royalty	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rubired *	0.0	0.0	0.0	13.9	0.0	0.0	1.0	0.0	320.9	0.0
Ruby Cabernet	0.0	0.0	8.5	4.0	0.0	13.0	0.0	0.0	0.0	0.0
Salvador	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sangioveto *	500.2	81.6	1,375.8	1,588.9	134.2	126.5	1,372.0	729.1	65.0	537.5
Sausaol	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6
Souzao	48.4	1.0	5.5	0.0	0.0	4.4	19.0	7.2	0.0	6.7
Syrah *	1,277.7	591.8	4,226.2	1,510.8	152.8	625.0	3,674.1	9,767.5	1,945.4	1,172.8
Tannat	0.0	0.0	6.2	3.3	0.0	0.0	0.0	16.8	0.0	0.0
Tempranillo *	2.0	3.2	34.9	16.8	0.0	13.5	3.5	56.2	50.6	64.9
Teroldego	0.0	0.0	4.9	0.1	0.0	34.3	6.2	5.9	0.0	7.4
Terret Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tinta Barroca	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5
Tinta Cao	1.3	0.9	0.0	0.0	0.0	0.0	2.8	5.5	0.0	29.5
Tinta Madeira	0.0	0.7	0.0	0.0	0.0	0.0	1.5	0.0	0.0	0.0
Touriga Nacional *	0.7	1.2	0.0	10.0	0.0	0.6	2.2	5.9	0.0	9.1
Trousseau *	0.0	0.0	0.0	0.0	0.0	0.0	18.0	0.0	0.0	1.7
Zinfandel	7,160.0	2,894.1	14,289.1	5,189.5	567.7	1,765.3	1,558.2	10,811.1	12,174.7	7,728.9
Other Red 1/	25.8	0.5	442.2	152.2	0.0	15.9	30.4	20.2	25.2	61.4
Total Red	31,394.9	12,121.5	107,808.2	88,998.4	8,128.3	13,459.3	79,226.2	97,539.1	21,986.3	13,771.3
TOTAL WINE	59,854.3	22,238.3	173,476.4	126,525.4	17,433.0	24,307.5	207,629.8	174,097.4	33,052.1	15,908.2
TOTAL ALL VARIETIES	59,854.3	22,238.3	173,476.4	126,525.4	17,433.0	24,318.7	207,629.8	174,097.4	33,100.3	15,908.2

10

145

Type and Variety	11	12	13	14	15	16	17	2001 State Total	2000 State Total
					Tons				
WINE GRAPES (WHITE): (Cont'd.)									
Verdelho	5.4	0.0	0.0	0.0	0.0	0.0	0.0	16.1	7.8
Vernaccia	0.0	0.0	0.0	0.0	0.0	0.0	0.0	24.8	23.1
Viognier	2,464.2	270.7	723.7	0.0	0.7	94.6	276.7	7,779.4	7,708.7
White Riesling *	133.6	0.0	53.5	0.0	0.0	118.0	0.0	9,074.4	9,531.2
Other White 1/	23.8	18.9	803.4	1,187.1	0.0	0.0	128.2	2,213.0	2,766.5
Total White	156,738.9	123,040.7	428,973.3	163,613.1	88.7	3,841.7	43,535.5	1,299,920.8	1,502,704.2
WINE GRAPES (RED):									
Aglianico	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.2	32.7
Aleatico	0.0	0.0	25.3	0.0	0.0	0.8	0.0	45.0	154.7
Alicante Bouschet *	313.0	27.4	1,492.0	740.9	8.5	28.0	22.8	2,827.5	4,435.0
Alvarelhao	15.0	0.0	0.4	19.4	0.0	0.0	0.0	47.6	47.4
Barbera	1,345.4	3,989.3	78,132.3	6,121.6	0.0	24.6	0.0	91,731.4	118,801.5
Blaufraenkisch	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.0	12.6
Cabernet Franc	6,736.0	2.0	0.0	169.1	15.2	93.6	0.0	15,820.7	14,400.6
Cabernet Sauvignon	117,033.5	38,475.4	45,702.8	19,623.1	93.4	903.0	2,300.2	387,186.1	357,683.9
Carignane	7,570.3	6,222.1	26,697.1	7,468.4	0.0	47.3	4.8	51,754.8	58,351.1
Carmeniere	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.3	1.2
Carmine	0.0	0.0	168.0	421.9	0.0	0.0	0.0	629.7	639.2
Carnelian	0.0	0.0	8,055.2	2,870.4	0.0	0.0	0.0	10,925.6	11,688.5
Centurian	0.0	0.0	2,828.6	0.0	0.0	0.0	0.0	3,268.6	2,404.7
Charbono	1.9	0.0	0.0	0.0	0.0	0.0	0.0	228.5	218.7
Cinsaut *	7.7	0.0	1.9	160.8	5.1	18.5	32.9	401.3	681.3
Counoise	0.0	0.0	0.0	0.0	0.0	0.0	0.0	107.7	78.3
De Chaunac	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.3
Dolcetto	10.7	0.0	0.0	0.0	0.0	35.9	0.0	469.9	416.9
Durif	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	4.2
Early Burgundy	3.0	0.0	0.0	0.0	0.0	0.0	0.0	28.5	33.6
Freisa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	60.0	56.4
Gamay (Napa) *	163.2	0.0	941.2	677.1	0.0	7.5	29.8	4,313.3	5,512.8
Gamay Beaujolais	0.0	0.0	0.0	0.0	0.0	20.4	0.0	58.4	16.3
Graciano	2.4	0.0	0.0	0.0	0.0	0.0	0.0	5.1	2.4
Grand Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.1	4.8
Grenache *	263.1	10,747.2	69,778.6	14,083.2	66.2	170.6	242.6	97,392.0	110,974.0
Grignolino	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.0	64.0
Lagrein	0.0	0.0	188.0	0.0	0.0	0.0	0.0	242.9	145.3
Lambrusco	0.0	0.0	269.7	0.0	0.0	0.0	0.0	269.7	320.1
Malbec	1,164.8	0.0	3.7	0.0	0.0	2.9	0.0	2,521.0	1,919.9
Marechal Foch *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Mataro *	29.6	0.0	0.0	0.0	18.9	52.5	77.6	1,356.7	1,684.9
Merlot	55,803.1	31,513.6	48,282.8	11,291.8	46.6	1,060.4	5,399.5	273,397.4	305,151.5
Meunier *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	833.8	908.7
Mission	0.0	737.8	8,116.3	1,273.3	0.0	20.2	0.0	10,171.1	8,309.6
Montepulciano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.7	5.6
Muscat Hamburg *	9.0	89.1	0.0	0.0	0.0	0.0	0.0	138.7	163.4
Nebbiolo	0.0	0.0	9.8	0.0	0.0	33.1	0.0	407.9	541.2
Negrette *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	29.1	38.0
Negroamaro	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.6	0.0
Petit Verdot	532.9	0.0	0.0	0.0	0.0	9.6	0.0	2,210.8	1,469.6
Petite Sirah	5,097.6	978.1	332.3	234.1	2.3	45.5	1,375.6	14,840.5	12,358.2
Pfeffer Cabernet	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.1	20.1
Pinot Noir	1,698.0	932.7	29.4	63.2	0.4	0.0	461.2	63,420.9	53,050.1
Pinotage	0.0	0.0	0.0	0.0	0.0	0.0	0.0	41.1	32.8
Portugieser Blauer *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.2	10.6
Primitivo	534.2	0.0	0.0	0.0	0.0	0.0	0.0	835.3	465.1
Refosco *	538.9	0.0	0.0	0.0	0.0	0.0	0.0	689.4	423.6
Royalty	0.0	43.9	2,652.5	1,336.3	0.0	2.6	0.0	4,035.3	6,013.1
Rubired *	858.2	6,025.2	87,239.9	42,289.4	0.0	1.8	0.0	136,750.3	136,190.2
Ruby Cabernet	123.1	6,336.7	47,428.8	18,715.3	0.0	1.0	0.0	72,630.4	79,499.8
Salvador	0.0	33.7	186.8	4,964.0	3.9	1.9	0.0	5,190.3	6,218.4
Sangioveto *	4,326.2	237.5	2,645.3	497.9	8.6	94.2	5.0	14,325.5	18,513.2
Sausaol	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.0
Souzao	75.7	0.0	113.4	6.9	0.0	0.0	0.0	288.2	182.5
Syrah *	16,257.3	13,922.7	25,136.7	7,347.3	16.7	183.4	1,349.7	89,157.9	72,786.5
Tannat	280.2	0.0	4.0	0.0	0.0	0.0	0.0	310.5	198.7
Tempranillo *	7.4	248.0	1,498.2	463.1	0.0	6.8	0.0	2,469.1	3,650.8
Teroldego	0.0	0.0	0.0	0.0	0.0	0.0	0.0	58.8	33.9
Terret Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3
Tinta Barroca	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.0
Tinta Cao	2.4	0.0	4.9	28.1	0.0	0.0	0.0	75.4	69.5
Tinta Madeira	0.0	0.0	30.1	9.9	0.0	0.0	0.0	42.2	85.7
Touriga Nacional *	61.9	0.0	28.9	12.0	0.0	0.0	0.0	132.5	107.3
Trousseau *	11.4	0.0	0.0	1.0	0.0	0.0	0.0	32.1	20.0
Zinfandel	133,590.9	40,646.0	71,109.5	22,623.5	135.6	859.9	3,332.0	336,436.0	404,166.9
Other Red 1/	90.3	297.1	2,353.0	1,685.4	65.0	0.0	7.7	5,272.3	14,329.2
Total Red	354,558.3	161,505.5	531,487.4	165,198.4	486.4	3,726.0	14,641.4	1,706,036.9	1,815,802.5
TOTAL WINE	511,297.2	284,546.2	960,460.7	328,811.5	575.1	7,567.7	58,176.9	3,005,957.7	3,318,506.7
TOTAL ALL VARIETIES	525,866.0	285,905.8	1,150,367.6	480,146.3	5,642.8	7,578.1	58,176.9	3,368,265.3	3,951,185.4

* Synonyms for variety names are shown on Page 5.
1/ Other categories include minor and mixed varieties.

11

146

TABLE 4: TONS OF GRAPES PURCHASED FOR WINE, CONCENTRATE, JUICE, VINEGAR, AND BEVERAGE BRANDY BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	1	2	3	4	5	6	7	8	9	10
					Tons					
RAISIN GRAPES:										
Black Corinth *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Canner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dovine	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fiesta	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sultana	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Thompson Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Raisin 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Raisin	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TABLE GRAPES:										
Black Monukka	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Black Prince *	0.0	0.0	0.0	0.0	0.0	11.2	0.0	0.0	0.0	0.0
Calmeria	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cardinal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Christmas Rose	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Concord	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emerald Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emperor	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Exotic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fantasy Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flame Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flame Tokay	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Italia *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malaga *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Marroo	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perlette	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Crimson *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Globe *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ribier	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ruby Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sugraone *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Table 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Table	0.0	0.0	0.0	0.0	0.0	11.2	0.0	0.0	0.0	0.0
WINE GRAPES (WHITE):										
Arneis	10.8	0.0	53.1	0.0	0.0	20.9	21.7	0.0	0.0	0.0
Burger *	0.0	0.0	0.0	1.8	0.0	0.0	0.0	0.0	0.0	0.0
Chardonnay *	17,069.8	1,416.2	39,888.2	13,678.5	5,594.9	6,189.8	57,755.8	28,365.2	5,506.1	739.4
Chenin Blanc	812.8	7.3	212.0	270.7	1,402.1	2.0	2,711.3	1,370.8	156.6	0.0
Emerald Riesling	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flora	0.0	0.0	0.0	23.2	0.0	0.0	0.0	0.0	0.0	0.0
French Colombard	297.3	0.0	766.2	0.2	195.2	0.0	965.1	0.0	0.0	18.0
Gewurztraminer	907.8	83.1	413.8	21.3	0.0	362.3	1,864.1	1,315.9	1.3	9.0
Gray Riesling *	0.0	0.0	30.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Green Hungarian	3.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Grenache Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.0
Kleinberger	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malvasia Bianca *	0.0	0.0	32.5	0.3	21.8	5.4	271.9	2.9	0.0	0.0
Marsanne	17.0	0.0	38.7	4.7	0.0	40.7	131.5	17.1	0.0	13.3
Melon	0.0	0.0	17.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Muscat Blanc *	104.8	228.7	59.4	201.3	0.0	3.5	80.8	639.1	3.1	40.8
Muscat Orange	45.6	0.0	0.0	0.0	0.0	9.4	59.8	41.7	7.7	59.8
Muscat of Alexandria	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4	0.0
Palomino *	0.0	0.0	21.8	0.0	0.0	24.0	0.0	0.0	0.0	0.0
Pedro Ximenes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pinot Blanc	90.9	5.5	276.3	87.1	0.0	3.9	715.0	285.0	0.0	0.0
Pinot Gris *	176.4	0.0	493.4	365.8	176.5	78.7	1,054.3	448.4	2.3	18.8
Roussanne	12.2	0.0	21.0	5.8	0.0	2.2	15.4	95.2	0.0	22.2
Sauvignon Blanc	3,384.6	6,464.1	5,364.8	6,055.6	947.1	1,025.0	4,511.4	5,145.5	62.2	365.9
Sauvignon Musque	0.0	2.6	112.6	91.4	0.0	17.1	0.0	0.0	0.0	0.0
Sauvignon Vert *	0.0	0.0	2.8	6.0	0.0	0.0	0.0	0.0	0.0	0.0
Scheurebe	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Semillon	83.5	109.4	410.6	484.0	150.1	31.6	30.3	458.5	0.0	36.5
St. Emilion *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sylvaner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	37.9	0.0	0.0
Symphony	0.0	0.0	0.0	0.0	195.8	0.0	0.0	0.0	212.4	0.0
Tocai Friulano	31.1	0.0	10.5	0.0	0.0	21.5	17.2	8.4	0.0	0.0

14

147

TABLE 4: TONS OF GRAPES PURCHASED FOR WINE, CONCENTRATE, JUICE, VINEGAR, AND BEVERAGE BRANDY BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	11	12	13	14	15	16	17	2001 State Total	2000 State Total
					Tons				
RAISIN GRAPES:									
Black Corinth *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	118.6
Canner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	443.4
Dovine	0.0	0.0	252.4	0.0	0.0	0.0	0.0	252.4	0.0
Fiesta	0.0	0.0	6,698.0	0.0	0.0	0.0	0.0	6,698.0	21,453.8
Sultana	0.0	0.0	66.9	0.0	0.0	0.0	0.0	66.9	0.0
Thompson Seedless	0.0	1,358.9	162,249.2	23,117.1	0.0	0.0	0.0	186,725.2	401,303.5
Other Raisin 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,241.8
Total Raisin	0.0	1,358.9	169,266.5	23,117.1	0.0	0.0	0.0	193,742.5	424,561.1
TABLE GRAPES:									
Black Monukka	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.6
Black Prince *	0.0	0.0	0.0	0.0	0.0	10.4	0.0	21.6	21.0
Calmeria	0.0	0.0	0.0	2,204.6	0.0	0.0	0.0	2,204.6	10.0
Cardinal	0.0	0.0	0.0	18.5	0.0	0.0	0.0	18.5	9.7
Christmas Rose	0.0	0.0	0.0	447.0	0.0	0.0	0.0	447.0	94.3
Concord	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.3
Emerald Seedless *	0.0	0.0	0.0	235.5	0.0	0.0	0.0	235.5	0.0
Emperor	0.0	0.0	0.0	469.1	0.0	0.0	0.0	469.1	41.0
Exotic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	29.2
Fantasy Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	153.7
Flame Seedless *	0.0	0.0	287.6	3,361.4	0.0	0.0	0.0	3,649.0	3,916.2
Flame Tokay	14,374.5	0.0	0.0	0.0	0.0	0.0	0.0	14,374.5	25,146.8
Italia *	0.0	0.0	0.0	628.3	0.0	0.0	0.0	628.3	40.2
Malaga *	0.0	0.0	2,128.7	1,677.8	0.0	0.0	0.0	3,806.5	6,759.8
Marroo	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	242.6
Perlette	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	48.8
Red Crimson *	0.0	0.0	200.9	3,195.5	0.0	0.0	0.0	3,396.4	103.8
Red Globe *	0.0	0.0	0.0	5,773.5	0.0	0.0	0.0	5,773.5	502.6
Red Seedless	0.0	0.0	0.0	838.9	0.0	0.0	0.0	838.9	95.5
Ribier	0.0	0.0	0.0	152.5	0.0	0.0	0.0	152.5	181.9
Ruby Seedless *	0.0	0.0	0.0	1,827.2	0.0	0.0	0.0	1,827.2	2,823.7
Sugraone *	0.0	0.0	0.0	140.3	0.0	0.0	0.0	140.3	0.0
Other Table 1/	0.0	0.0	8,312.9	3,124.7	0.0	0.0	0.0	11,437.6	15,807.5
Total Table	14,374.5	0.0	10,930.1	24,094.8	0.0	10.4	0.0	49,421.0	56,061.2
WINE GRAPES (WHITE):									
Arneis *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	106.5	86.1
Burger *	8,763.9	1,920.7	24,462.3	5,834.3	0.0	0.0	0.0	40,983.0	39,932.6
Chardonnay *	102,487.8	31,376.5	44,528.7	29,074.6	4.3	900.2	27,584.7	412,160.7	464,966.7
Chenin Blanc	4,274.1	11,515.2	66,295.4	24,495.1	0.0	25.4	5,763.8	119,314.6	141,266.0
Emerald Riesling	0.0	0.0	0.0	1,860.8	0.0	0.0	0.0	1,860.8	2,454.0
Flora	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.2	18.3
French Colombard	8,238.0	33,263.2	214,228.7	50,862.4	0.0	0.0	0.0	308,834.3	400,331.7
Gewurztraminer	28.0	0.0	0.0	0.0	0.0	0.0	121.2	5,127.8	4,820.0
Gray Riesling *	41.7	0.0	0.0	0.0	0.0	0.0	0.0	71.8	125.4
Green Hungarian	0.0	0.0	0.0	96.7	0.0	0.0	0.0	99.8	112.0
Grenache Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.0
Kleinberger	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.4
Malvasia Bianca *	2,013.5	2,952.5	1,941.9	574.0	0.0	0.0	0.0	7,816.7	9,666.3
Marsanne	0.0	0.0	0.0	0.0	0.0	0.0	0.0	263.0	200.1
Melon	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	12.5
Muscat Blanc *	263.4	310.4	3,463.8	74.0	0.0	51.6	60.9	5,585.6	6,115.8
Muscat Orange	206.9	105.1	138.0	0.0	0.0	0.0	0.0	674.0	659.2
Muscat of Alexandria	0.0	0.0	24,137.4	18,643.6	0.0	15.9	0.0	42,798.3	52,465.2
Palomino *	0.0	0.0	3,981.6	0.0	0.0	45.2	0.0	4,072.6	5,659.7
Pedro Ximenes	0.0	0.0	0.0	0.0	0.0	5.7	0.0	5.7	0.0
Pinot Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,463.7	1,372.9
Pinot Gris *	1,388.4	1,369.8	0.0	1,253.9	0.0	0.0	673.7	7,500.4	5,396.1
Roussanne	0.0	0.0	0.0	0.0	0.0	3.4	8.6	186.0	151.8
Sauvignon Blanc	15,943.2	4,864.6	1,144.5	1,672.7	0.0	110.8	3,270.7	60,332.7	59,656.3
Sauvignon Musque	0.0	0.0	0.0	0.0	0.0	0.0	0.0	223.7	326.8
Sauvignon Vert *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	8.8	19.4
Scheurebe	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Semillon	2,142.6	1,150.0	1,155.7	1,155.9	0.0	13.3	0.0	7,412.0	7,437.2
St. Emilion *	0.0	0.0	1,127.0	0.0	20.8	0.0	0.0	1,147.8	2,558.7
Sylvaner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	37.9	23.4
Symphony	531.0	110.6	4,007.5	850.4	0.0	0.0	1,226.2	7,133.9	6,446.8
Tocai Friulano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	88.7	91.0

15

148

TABLE 4: TONS OF GRAPES PURCHASED FOR WINE, CONCENTRATE, JUICE, VINEGAR, AND BEVERAGE BRANDY BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	1	2	3	4	5	6	7	8	9	10
					Tons					
WINE GRAPES (WHITE): (Cont'd.)										
Verdelho	0.0	0.0	0.0	0.0	0.0	1.0	0.0	9.7	0.0	0.0
Vernaccia	0.0	0.0	11.7	0.0	0.0	6.7	0.0	0.0	0.0	0.0
Viognier	374.4	33.4	347.2	138.0	97.5	166.7	398.5	679.7	0.0	72.0
White Riesling *	190.8	144.7	80.7	243.4	0.0	5.7	5,056.0	671.0	0.6	17.2
Other White 1/	0.0	0.0	9.1	6.6	0.0	3.5	742.7	0.0	0.0	2.8
Total White	23,612.9	8,495.0	48,673.6	21,685.7	8,781.0	8,021.6	76,402.8	39,592.0	5,954.5	1,415.7
WINE GRAPES (RED):										
Aglianico	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.1
Aleatico	0.0	0.0	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Alicante Bouschet *	0.0	0.0	113.9	0.0	1.8	16.6	0.0	3.4	0.0	1.5
Alvarelhao	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.1	0.0	1.7
Barbera	236.7	127.0	164.6	125.7	0.0	76.2	120.5	224.4	0.0	378.9
Blaufraenkisch	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.5	0.0	0.0
Cabernet Franc	263.2	267.9	1,661.6	1,709.2	33.1	105.2	656.0	1,171.6	0.0	270.3
Cabernet Sauvignon	5,539.4	4,872.8	21,214.3	28,431.4	2,759.4	1,952.4	17,276.3	32,672.0	2,879.7	1,152.4
Carignane	2,358.6	0.0	523.1	30.1	127.5	514.2	10.8	0.0	0.0	12.2
Carmine	0.0	0.0	0.0	0.0	0.0	0.0	20.0	0.0	8.9	0.0
Carnelian	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Centurian	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Charbono	46.8	0.0	0.0	130.2	0.0	1.0	23.7	0.0	0.0	10.8
Cinsaut *	0.4	0.0	14.9	0.0	0.0	6.0	24.2	5.5	0.0	5.1
Counoise	0.1	0.0	0.0	0.0	0.0	16.3	0.0	9.4	0.0	0.0
De Chaunac	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dolcetto	36.8	0.0	97.3	33.5	17.8	7.4	109.9	18.3	0.0	8.2
Durif	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Early Burgundy	0.0	0.0	6.2	6.8	0.0	0.0	0.0	0.0	0.0	0.0
Freisa	0.0	0.0	15.2	0.0	0.0	2.7	35.4	0.0	0.0	0.0
Gamay (Napa) *	106.9	136.9	123.2	395.2	256.9	0.0	357.4	696.3	0.8	0.0
Gamay Beaujolais	0.0	0.0	1.7	36.3	0.0	0.0	0.0	0.0	0.0	0.0
Graciano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Grand Noir	0.0	0.0	0.0	0.0	0.0	2.6	0.0	0.0	0.0	0.0
Grenache *	174.9	2.4	75.8	16.5	1.3	194.4	690.1	163.1	1.3	69.2
Lagrein	0.0	0.0	0.0	0.0	0.0	0.0	4.7	50.2	0.0	0.0
Malbec	9.1	32.0	180.4	140.2	0.0	8.0	153.1	135.0	2.1	8.9
Marechal Foch *	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mataro *	2.5	0.0	63.2	4.7	1.8	593.2	35.3	168.7	2.8	41.8
Merlot	6,899.3	1,945.1	21,132.4	16,794.8	2,326.6	3,913.9	18,482.4	16,415.6	2,160.0	718.8
Meunier *	2.1	0.0	214.6	130.3	0.0	0.0	0.0	0.0	0.0	0.0
Mission	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
Montepulciano	8.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.9	0.0
Muscat Hamburg *	0.0	0.0	0.0	0.0	0.0	21.1	0.0	0.0	0.0	8.3
Nebbiolo	7.7	1.4	86.5	6.8	0.0	17.2	7.3	137.1	0.0	14.8
Negrette *	0.0	0.0	0.0	0.0	0.0	0.0	22.7	0.0	0.0	0.0
Negroamaro	2.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Petit Verdot	21.6	28.3	124.6	299.3	0.0	5.7	20.7	309.3	5.6	2.0
Petite Sirah	675.1	265.0	419.8	533.5	64.7	156.7	408.4	1,616.0	141.3	54.8
Pfeffer Cabernet	0.0	0.0	0.0	0.0	0.0	3.8	14.2	0.0	0.0	0.0
Pinot Noir	2,965.6	0.0	14,203.6	6,007.6	1,100.4	343.6	10,882.0	4,537.7	30.3	15.9
Pinotage	4.2	0.0	3.0	1.0	0.0	0.0	0.0	0.0	0.0	19.2
Portugieser Blauer *	5.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Primitivo	0.0	0.0	47.0	36.5	13.7	0.0	5.6	15.4	0.0	27.0
Refosco *	0.0	0.0	0.5	0.0	0.0	4.1	56.6	56.5	0.0	0.0
Royalty	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rubired *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ruby Cabernet	0.0	0.0	8.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Salvador	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sangioveto *	347.8	81.1	602.5	865.5	122.6	61.1	1,214.7	385.4	43.9	314.0
Souzao	0.0	1.0	0.0	0.0	0.0	4.4	17.2	5.8	0.0	4.7
Syrah *	1,045.1	544.1	3,347.8	874.4	142.4	427.0	2,301.0	7,653.3	945.4	897.5
Tannat	0.0	0.0	6.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tempranillo *	0.0	3.2	0.0	1.6	0.0	10.6	3.3	3.5	0.0	36.6
Teroldego	0.0	0.0	4.9	0.1	0.0	34.3	6.2	0.9	0.0	7.4
Terret Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tinta Barroca	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5
Tinta Cao	0.0	0.9	0.0	0.0	0.0	0.0	0.0	5.5	0.0	15.3
Tinta Madeira	0.0	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Touriga Nacional *	0.0	1.2	0.0	0.2	0.0	0.6	0.0	4.9	0.0	3.1
Trousseau *	0.0	0.0	0.0	0.0	0.0	0.0	18.0	0.0	0.0	0.0
Zinfandel	6,511.2	2,057.8	11,525.7	3,642.7	552.9	1,301.8	1,457.0	9,270.8	10,543.8	7,089.4
Other Red 1/	22.2	0.0	298.3	5.7	0.0	4.2	310.7	3.7	24.3	61.4
Total Red	27,293.9	10,368.8	76,300.4	60,259.8	7,522.9	9,806.3	54,745.4	75,757.9	16,797.1	11,256.5
TOTAL WINE	50,906.8	18,863.8	124,974.0	81,945.5	16,303.9	17,827.9	131,148.2	115,349.9	22,751.6	12,672.2
TOTAL ALL VARIETIES	50,906.8	18,863.8	124,974.0	81,945.5	16,303.9	17,839.1	131,148.2	115,349.9	22,751.6	12,672.2

149

Type and Variety	11	12	13	14	15	16	17	2001 State Total	2000 State Total
					Tons				
WINE GRAPES (WHITE): (Cont'd.)									
Verdelho	5.4	0.0	0.0	0.0	0.0	0.0	0.0	16.1	7.8
Vernaccia	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.4	8.0
Viognier	2,065.2	169.2	615.0	0.0	0.7	45.8	271.0	5,474.3	4,814.5
White Riesling *	61.6	0.0	53.5	0.0	0.0	50.1	0.0	6,575.3	6,667.9
Other White 1/	2.0	0.0	802.4	275.6	0.0	0.0	128.2	1,972.9	1,475.4
Total White	148,456.7	89,107.8	392,083.4	136,724.0	25.8	1,267.4	39,109.0	1,049,408.9	1,225,351.5
WINE GRAPES (RED):									
Aglianico	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.1	9.8
Aleatico	0.0	0.0	25.3	0.0	0.0	0.0	0.0	44.1	153.7
Alicante Bouschet *	270.8	27.4	1,486.9	736.7	0.0	26.9	22.8	2,708.7	4,298.3
Alvarelhao	15.0	0.0	0.0	0.0	0.0	0.0	0.0	21.8	19.5
Barbera	1,260.6	2,682.6	74,441.6	2,421.3	0.0	17.0	0.0	82,277.1	108,095.9
Blaufraenkisch	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.5	12.6
Cabernet Franc	4,313.1	0.0	0.0	169.1	0.0	40.7	0.0	10,661.0	8,747.1
Cabernet Sauvignon	106,672.9	27,914.7	39,058.8	18,468.6	0.8	627.2	1,699.8	313,192.9	278,837.4
Carignane	7,279.5	5,891.3	26,290.7	3,892.3	0.0	45.4	4.8	46,980.5	54,975.4
Carmine	0.0	0.0	167.8	421.9	0.0	0.0	0.0	618.6	624.3
Carnelian	0.0	0.0	3,906.4	2,261.8	0.0	0.0	0.0	6,168.2	7,730.6
Centurian	0.0	0.0	1,867.6	0.0	0.0	0.0	0.0	1,867.5	1,566.6
Charbono	1.9	0.0	0.0	0.0	0.0	0.0	0.0	214.4	199.2
Cinsaut *	5.2	0.0	0.0	158.4	5.1	5.7	32.9	263.4	582.8
Counoise	0.0	0.0	0.0	0.0	0.0	0.0	0.0	25.8	29.7
De Chaunac	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Dolcetto	10.7	0.0	0.0	0.0	0.0	0.0	0.0	339.9	242.2
Durif	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.2
Early Burgundy	3.0	0.0	0.0	0.0	0.0	0.0	0.0	16.0	33.6
Freisa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	53.3	31.6
Gamay (Napa) *	3.4	0.0	916.3	677.1	0.0	0.0	29.7	3,700.1	4,838.0
Gamay Beaujolais	0.0	0.0	0.0	0.0	0.0	20.4	0.0	58.4	0.0
Graciano	1.1	0.0	0.0	0.0	0.0	0.0	0.0	1.1	0.0
Grand Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.6	4.8
Grenache *	257.6	10,615.5	67,521.6	10,151.8	40.7	163.7	238.6	90,378.5	104,548.4
Lagrein	0.0	0.0	188.0	0.0	0.0	0.0	0.0	242.9	142.8
Malbec	1,153.1	0.0	3.7	0.0	0.0	2.0	0.0	1,827.6	1,343.3
Marechal Foch *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Mataro *	28.6	0.0	0.0	0.0	8.9	44.9	72.6	1,069.0	1,287.4
Merlot	51,463.6	19,364.5	35,622.1	11,054.6	3.6	683.1	5,063.8	214,044.2	239,007.4
Meunier *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	347.0	613.7
Mission	0.0	733.2	7,946.0	1,266.9	0.0	20.2	0.0	9,967.0	8,189.6
Montepulciano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.7	5.6
Muscat Hamburg *	9.0	89.1	0.0	0.0	0.0	0.0	0.0	127.5	136.5
Nebbiolo	0.0	0.0	9.8	0.0	0.0	10.7	0.0	299.3	309.6
Negrette *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.7	33.0
Negroamaro	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.6	0.0
Petit Verdot	532.9	0.0	0.0	0.0	0.0	0.0	0.0	1,350.0	765.6
Petite Sirah	4,760.8	740.2	331.8	231.5	1.2	24.9	934.5	11,360.2	8,808.3
Pfeffer Cabernet	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.0	7.2
Pinot Noir	1,217.6	836.5	29.4	0.0	0.0	0.0	427.0	42,597.2	35,289.8
Pinotage	0.0	0.0	0.0	0.0	0.0	0.0	0.0	27.4	17.6
Portugieser Blauer *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.2	10.6
Primitivo	534.2	0.0	0.0	0.0	0.0	0.0	0.0	679.4	411.7
Refosco *	538.9	0.0	0.0	0.0	0.0	0.0	0.0	656.6	396.4
Royalty	0.0	43.9	2,644.0	1,188.3	0.0	0.0	0.0	3,876.2	5,984.3
Rubired *	858.1	6,021.7	80,012.6	38,897.1	0.0	0.0	0.0	125,789.5	127,108.1
Ruby Cabernet	121.6	6,067.0	41,314.8	18,664.9	0.0	0.0	0.0	66,176.8	66,952.1
Salvador	0.0	33.7	186.8	4,693.0	3.9	1.9	0.0	4,919.3	5,916.6
Sangioveto *	4,222.8	65.1	2,360.8	468.8	0.0	40.3	0.0	11,196.4	14,140.2
Scuzao	22.6	0.0	22.6	0.0	0.0	0.0	0.0	78.3	97.5
Syrah *	11,476.5	4,672.1	20,803.7	6,898.0	6.1	89.5	1,333.8	63,457.7	47,851.7
Tannat	277.2	0.0	4.0	0.0	0.0	0.0	0.0	287.4	184.0
Tempranillo *	1.3	247.0	1,498.2	463.1	0.0	6.8	0.0	2,275.2	3,540.9
Teroldego	0.0	0.0	0.0	0.0	0.0	0.0	0.0	53.8	26.9
Terret Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3
Tinta Barroca	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.0
Tinta Cao	2.4	0.0	4.9	0.0	0.0	0.0	0.0	29.0	23.9
Tinta Madeira	0.0	0.0	30.1	0.0	0.0	0.0	0.0	30.8	1.5
Touriga Nacional *	61.9	0.0	27.2	0.0	0.0	0.0	0.0	99.1	48.0
Trousseau *	11.4	0.0	0.0	0.0	0.0	0.0	0.0	29.4	18.4
Zinfandel	128,710.4	39,808.6	65,636.6	20,117.7	107.1	724.9	3,331.5	312,389.9	370,457.8
Other Red 1/	30.9	214.4	241.3	0.0	54.0	0.0	0.0	1,271.1	3,039.5
Total Red	326,130.6	126,068.5	474,601.3	143,302.9	231.4	2,596.2	13,191.8	1,436,231.7	1,517,754.5
TOTAL WINE	474,587.3	215,176.3	866,684.7	280,026.9	257.2	3,863.6	52,300.8	2,485,640.6	2,743,106.0
TOTAL ALL VARIETIES	488,961.8	216,535.2	1,046,881.3	327,238.8	257.2	3,874.0	52,300.8	2,728,804.1	3,223,728.3

* Synonyms for variety names are shown on Page 5.
1/ Other categories include minor and mixed varieties.

150


GRAPE CRUSH SUMMARY AND TABLE DEFINITIONS


SUMMARY:
The Summary includes grape tonnages, prices, leading grape varieties and districts from the crop year.

TABLE 1:
State totals of grapes for crushing by type and variety, weighted average degrees Brix, and weighted average dollars per ton. This table is a *summary of the crop year State totals* by grape type and varieties that are shown in detail by grape pricing districts in Tables 2 through 6.

TABLE 2:
Tons of grapes crushed by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table includes *over-the-scale fresh tonnage of all grapes crushed* by California processors from the crop year. Over-the-scale fresh weight tonnage includes materials other than grapes (MOG) and defects. Crushed tonnage includes *all grapes crushed* whether: grown and crushed by processors; purchased and crushed by processors; crushed by cooperatives, juice manufacturers, etc.; or crushed for others, including growers.

TABLE 3:
Weighted average degrees Brix for all grapes crushed by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table shows the *weighted average degrees Brix for all grapes crushed* (tons from TABLE 2) by California processors from the crop year.

TABLE 4:
Tons of grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table includes *net weight fresh tonnage of all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy* by California processors from the crop year. Net-weight fresh tonnage does not include material other than grapes (MOG) and defects or other weight adjustments deducted from gross weight. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts, are not included.

TABLE 5:
Weighted average degrees Brix for all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table shows the *weighted average degrees Brix for all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy* (tons from TABLE 4) by California processors from the crop year. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts, are not included.

TABLE 6:

151

Weighted average grower returns per ton, delivered basis, purchased for wine, concentrate, juice, vinegar, and beverage brandy by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table gives the *weighted average price per ton, delivered basis, of all tonnage purchased for wine, concentrate, juice, vinegar, and beverage brandy* (tons from TABLE 4) by California processors from the crop year. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts, are not included.

Weighted average prices reflect final prices through January 10 (current year) and prices from reference price contracts that were in effect prior to January 1, 1977 and were priced by February 25 (current year). These prices include any Brix adjustments, bonuses or allowances. Prices are equivalent to delivered basis in the area grown including normal within-area hauling allowances. Purchases made on a roadside basis include the usual hauling allowance for local delivery in the area grown. Out-of-area purchases made on a delivered basis do not include extra hauling allowances for delivery outside the area.

TABLE 7:
Tons of grapes purchased by California processors as distilling material other than beverage brandy from the crop year by type and variety, with comparisons. This table shows *all grape tonnage purchased as distilling material other than beverage brandy* by California processors from the crop year. The tonnage, weighted average degrees Brix and price per ton are shown by grape type and variety.

TABLE 8:
Base price paid to growers for grapes crushed and delivered to California processors from the crop year with Brix factors and purchased tonnage, by type, variety, reporting district where grown, and weighted average base price. This table shows *base prices paid to growers* by Brix adjustment factors, purchased tonnage, type, variety and grape pricing districts where grown. Weighted average base prices and total purchased tonnage are included.

The Brix adjustment factors determine adjustments to base prices to compensate for sugar variations. In these reports, adjustments are expressed in dollars per ton, or percent of base price per degree variance from the established Brix base. Occasional lots are traded on price per degree Brix as delivered.

TABLE 8 -Supplement: Brix Adjustment Factors
This table shows the Brix adjustment factors reporting codes and descriptions.

TABLE 9:
Tons of grapes crushed to growers' accounts by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table includes *tonnage of all grapes crushed to growers' accounts* by California processors from the crop year. Growers retained ownership of these grapes at the time of crushing. **Table 9 is not included in the Preliminary Grape Crush Report.**

TABLE 10:
Weighted average grower returns per ton, delivered basis, non-related purchase for wine,

152

DEFINITIONS OF CALIFORNIA'S
17 GRAPE CRUSH DISTRICTS

District boundaries are described below the map.



District 1:   Mendocino County

District 2:   Lake County

District 3:   Sonoma and Marin Counties

District 4:   Napa County

District 5:   Solano County

District 6:   Alameda, Contra Costa, Santa Clara, San Francisco, San Mateo, and Santa Cruz Counties

District 7:   Monterey and San Benito Counties

District 8:   San Luis Obispo, Santa Barbara and Ventura Counties

District 9:   Yolo County north of Interstate 80 to the junction of Interstate 80 and U.S. 50 and north
               of U.S. 50; Sacramento County north of U.S. 50; Del Norte, Siskiyou, Modoc, Humboldt,
               Trinity, Shasta, Lassen, Tehama, Plumas, Glenn, Butte, Colusa, Sutter, Yuba, and Sierra
Counties

District 10:   Nevada, Placer, El Dorado, Amador, Calaveras, Tuolumne and Mariposa Counties

District 11:   San Joaquin County north of State Highway 4; and Sacramento County south of U.S. 50
and
               east of Interstate 5

District 12:   San Joaquin County south of State Highway 4; Stanislaus and Merced Counties

District 13:   Madera, Fresno, Alpine, Mono, Inyo Counties; and Kings and Tulare Counties north of
               Nevada Avenue (Avenue 192)

District 14:   Kings and Tulare Counties south of Nevada Avenue (Avenue 192); and Kern County

District 15:   Los Angeles and San Bernardino Counties

District 16:   Orange, Riverside, San Diego, and Imperial Counties

District 17:   Yolo County south of Interstate 80 from the Solano County line to the Junction of
Interstate 80
               and U.S. 50 and south of U.S. 50 and Sacramento County south of U.S. 50 and west of
Interstate 5

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California Agricultural Statistics Service
P.O. Box 1258
Sacramento, CA 95812
(916) 498-5161
FAX: (916) 498-5186
E-mail: nass-ca@nass.usda.gov

APPENDIX B

156



POR. SECS. 1 & 12, T.8 N., R.11 E., M.D.M.

94.21

Winery Site

2800 Omo Ranch Road

157

APPENDIX C

ANNOUNCING
SOLICITATION OF INTEREST
IN
OUR NEW WINERY - OFFERING OF
CLASS "A" COMMON STOCK

Price $10 Per Share With
Minimum Purchase of $5,000 (500 Shares)

CHATEAU ROUTON, INC.
a California Corporation

Chateau Routon, Inc. is a winery offering its Class A common stock to provide investors the opportunity to own a California winery.

This new winery's primary objective is the growing of grapes, wine making and selling fine wines, with an emphasis on California Port wine.

We will be offering Class "A" non-voting common shares – up to a maximum of 500,000 shares.

Our offering price is $10.00 per share with a minimum purchase requirement of $5,000 (500 shares).

An investment in the securities of Chateau Routon, Inc. is speculative and involves a high degree of risk. Prospective investors should carefully consider risks described in the risk factors section beginning on page 9 of the offering circular.

No money or other consideration is being solicited by this notice. If any money or other consideration is sent in response to this notice, it will be returned.

No sales will be made or commitment to purchase accepted until delivery of an offering circular that includes complete information about the issuer and the offering.

An indication of interest pursuant to this notice involves no obligation or risk of any kind.

To indicate your interest, please contact the Chairman and Chief Executive Officer of Chateau Routon, Inc., Robert A. "Bob" Routon at (530) 620-5818; or mail this coupon to Chateau Routon, P.O. Box 901, Fair Play, CA 95684, or fax to 530-620-5504.

❑ I'm interested Bob – send me an offering circular when it is ready.

Name   _____

Address   _____

Telephone _____

Chateau Routon, Inc., 2800 Omo Ranch Road, Fair Play, California 95684

159

Dear Friends and Neighbors,

We are writing you in hopes that you will join us in a great adventure. We have been planning to build a winery and tasting room for over eight years. That plan is now becoming a reality.

We have also been devising a plan that will allow us to share our good fortune with our friends and neighbors. So, in order to give back to our community, we have formed a corporation, Chateau Routon, Inc., and given you the ability to become owners by purchasing shares. You will become members of the Founders' Club. Members of the Founders' Club will have an opportunity to participate in the growing and harvesting of the vineyards and in promotion and marketing of the wines produced by Chateau Routon, Inc.

We believe that together we will make this venture successful and that we will celebrate and share our blessings.

Sincerely,
Bob and Sheila Routon

